NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

September 23, 2005

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Pursuant to Rule 12g3-2(b)(1)(iii) enclosed are the documents described in the annexure hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 9th of February, 1999.

This information contains the company's relevant public disclosures from April, 2004 to present date. These documents are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter, nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any questions, do not hesitate to contact us.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachments:
Printed copy of the 2004 Annual Report
Interim reports for H1, Q3 and Q4 of 2004; Q1 and H1 of 2005
NABI Rt.'s news releases containing all relevant information regarding the company: invitations and decisions of the AGM, incumbent transactions, changes in the person of the Upper Management and BOD, and other important news releases (bus orders, etc.)

dlw 10/21

H1 2005

NABI

INTERIM REPORT

H1 2005

August 12, 2005

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

Summary

During the first half of 2005, the NABI Group took significant steps toward restructuring its operations and financing. On May 26, NABI signed an agreement with its financiers regarding the restructuring of approximately US$103 million of short-term debt and other banking facilities. Under the agreement, the financiers have agreed to reduce their debt to US$60 million, with a portion of such reduction converted to equity through acquiring 90 percent equity interest in NABI Inc. and up to 33 percent equity interest in NABI Rt. The remaining debt will be classified as long-term with maturities ranging from 5 to 8 years.

As disclosed in NABI's first quarter 2005 flash report, the equity of NABI Rt. in 2004 declined to a level below two thirds of its registered capital, which required a mandatory capital reduction according to the relevant Hungarian laws and regulations. The continued AGM, held on May 27, approved the Board of Directors' proposal to reduce registered capital by HUF 4,106,644,800 to HUF 517,955,200 without changing the number of shares (by reducing the nominal value of the shares from HUF 1000 to HUF 112). The AGM also elected a new Board of Directors and Supervisory Board and approved a number of important resolutions concerning amendments to the Articles of Associations and the capital increase necessary for the debt-equity conversion (these resolutions were released on May 27, 2005).

Earlier announcements regarding the restructuring of NABI's operations contained references to the Company's intentions to focus on core business segments and activities. In line with this strategy, operations at NABI's Kaposvár facility were suspended in July for an indefinite time. Also, on July 28, NABI completed an agreement to sell its UK subsidiary Optare Holdings, Ltd. for a total consideration of 11.8 million British pounds (refer to item 7.1. Changes after the period).

In the first half of 2005, the NABI Group sold 559 vehicles compared to the 586 vehicles sold in the same period of 2004. Vehicle sales revenue was US$145.4 million or 79.7 percent of total revenue in the period, compared to US$155.2 million achieved in the first half of 2004.

In the US, the Company delivered the first 30 units of its revolutionary 60-BRT model to the Los Angeles County Metropolitan Transportation Authority (LACMTA), the remainder of the base order for 200 buses will follow during 2005 and early 2006.

Optare continued to grow its market share of the heavy-duty bus market in the UK and ended the quarter with a record order book for its range of buses.

During the period, Miami-Dade Transit exercised its option for 115 Model 40-LFW transit buses resulting in a significant order for NABI. This Lot 8 will be delivered in three phases - the first phase buses to be delivered in late 2005, with the remaining two phases of Lot 8 to be delivered in 2006. Two additional orders for 70 40-LFW and 10 60-BRT CNG-fueled transit buses were received in July (after the period) from Foothill Transit, California and Mesa's Regional Public Transportation Authority, Arizona representing a total contract value of US$ 33 million.

US$36.7 million consolidated sales of aftermarket parts and services were achieved in the first half of 2005, an increase of 23.9 percent over the US$29.6 million achieved in the same period of 2004.

Gross profit for the first half of 2005 was US$15.7 million (before making a special campaign warranty provision of US$3 million—see item 4.9.11. below) showed a significant improvement from US$ 13.0 million achieved in the same period of 2004.

Before charging restructuring expenses, SGA costs fell to US$16.7 million compared to US$17.6 million in 2004, and the operating loss reduced to US$4.0 million for the first 6 months of 2005 from US$5.0 million in 2004. After restructuring expenses of US$5 million, the operating loss increased to US$9.0 million compared with US$6.4 million in the same period of 2004.

The Group reported a net loss of US$11.2 million for the six months ended June 30, 2005 compared to a net loss of US$4.3 million in the same period of 2004. Cash and cash equivalents decreased by US$8.0 million to US$16.0 million compared to their balance as of December 31, 2004. The decline in cash was somewhat offset by an inventory reduction of US$12.0 million; however, payments to suppliers—which resulted in a decrease of accounts payable by 12.9 percent since December 31, 2004, from US$76.6million to US$66.7 million—reduced cash and cash equivalents.

Although in previous years, NABI's quarterly financial statements were prepared in accordance with US GAAP, pursuant to requirements under Hungarian law, the financial statements in this report are prepared in accordance with International Financial Reporting Standards (IFRSs). Reconciliations of all material differences arising from the conversion of the statements from US GAAP to IFRSs are included in this report.

This interim report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings LTD." ("Optare"), during the first half ended June 30, 2005.

Declaration

The financial information contained in this flash report is based upon IFRSs and contains data and statements regarding the reporting period that are correct and reflect the true situation to the best knowledge of the management. All facts known to date that may have a significant bearing on the position of the Group and known to management have been included in this report. Forecasted future events can be influenced by unforeseeable risks.

August 12, 2005

András Rácz
Chief Executive Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first half of 2005 NABI Group sold 559 vehicles compared to 586 vehicles in the same period of 2004. Unit sales reduced in the U.S. compared to last year, which resulted in a US$2.9 million decrease in revenue, however in the UK units sold increased from 235 to 285 in 2005.

Vehicle sales revenue in the first half of 2005 was US$145.4 million (including deferred revenue) or 79.7 percent of total revenue in the period, compared to vehicle sales of US$155.2 million achieved in the first half of 2004.

Number of Bus Deliveries According to Market and Type

Market	Bus type	June 30, 2005	June 30, 2004	June 30, 2003
USA	30-foot (medium duty)	0	1	12
	35/40-foot (heavy-duty)	174	239	287
	60-foot articulated (heavy-duty)	49	73	1
	40/45-foot CompoBus®	35	33	8
USA MARKET TOTAL:		**258**	**346**	**308**
United Kingdom	Single deck under 7.5t	33	43	66
	Single deck over 7.5t	252	191	185
	Double deck (over 7.5t)	0	1	9
UK MARKET TOTAL:		**285**	**235**	**260**
Hungary	Single deck over 7.5t	9	5	3
Other EU (Optare)	Single deck over 7.5t	7	0	0
EU MARKET TOTAL:		**16**	**5**	**3**
GRAND TOTAL		**559**	**586**	**571**

1.2 Sales of aftermarket parts and services

US$36.7 million consolidated sales of aftermarket parts and services were achieved in the first half of 2005, an increase of 23.9 percent on the US$29.6 million achieved in the same period of 2004.

1.3 Bus order backlog

The consolidated bus order and option backlog of the Group at the end June 2005 contained 1,954 buses with a total value of approximately US$764 million. The number of firm orders for the US market was 473 with a value of approximately US$205 million, the Group's US option backlog was 1,198 buses. Although the Group has experienced delays in the conversion of options into orders, management expects a number of options to be exercised in the year ahead. Consistent with its past practices, the Group will adjust its near term operations and production plan to reflect the level of firm orders.

2. Unaudited financial statements – in accordance with IFRS

PK3.

Consolidated Balance Sheets as at June 30, 2005 and December 31, 2004 (unaudited)

Figures in US$ thousands	June 30, 2005	June 30 2005 /December 31, 2004	December 31, 2004
Cash and cash equivalents	16,006	66.8%	23,956
Receivables	63,658	100.2%	63,508
Inventories	67,562	84.9%	79,586
Prepaid expenses and others	376	9.5%	3,958
Total current assets	**147,602**	**86.3%**	**171,008**
Intangible assets	2,522	86.3%	2,923
Property and equipment, net	47,536	93.7%	50,728
Goodwill	1,504	100.0%	1,504
Deferred debt issue cost	0	0.0%	2,381
Deferred income taxes	2,065	95.2%	2,169
Others	120	96.8%	124
Total Non-Current assets	**53,747**	**89.8%**	**59,830**
Total assets	**201,349**	**87.2%**	**230,837**
Short-term debt	103,446	97.8%	105,814
Accounts payable	66,698	87.1%	76,609
Warranties	27,618	101.7%	27,147
Accrued and other liabilities	9,000	69.6%	12,926
Total current liabilities	**206,762**	**92.9%**	**222,496**
Long-term notes and capital lease obligations, net of debt discount	170	70.8%	240
Obligations under residual value guarantees	2,941	101.3%	2,904
Deferred revenue	2,154	73.7%	2,923
Deferred income taxes	2,702	97.1%	2,782
Total non-current liabilities	**7,967**	**90.0%**	**8,849**
Share capital	25,474	100.0%	25,474
Additional paid in capital	22,771	81.2%	28,027
Accumulated income	(61,773)	112.0%	(55,155)
Accumulated other comprehensive income	148	12.9%	1,147
Total shareholders' equity	**(13,380)**	**2636.5%**	**(507)**
Total liabilities and shareholders' equity	**201,349**	**87.2%**	**230,838**

Movements in Consolidated Shareholder's Equity for the six months ended June 30, 2004 (unaudited)

Figures in US$ thousands	Jan 1, 2004	Net income for the period	Foreign currency translation adjustment	Issuance of warrants	June 30, 2004
Share capital	25,474	0	0	0	25,474
Additional paid in capital	25,612	0	0	2,415	28,027
Retained earnings	10,637	(4,289)	0	0	6,349
Accumulated other comprehensive income	283	0	(102)	0	181
SHAREHOLDERS' EQUITY	**62,006**	**(4,289)**	**(102)**	**2,415**	**60,031**

Movements in Consolidated Shareholder's Equity for the six months ended June 30, 2005 (unaudited)

Figures in US$ thousands	Jan 1, 2005	Net income for the period	Foreign currency translation adjustment	June 30, 2005
Share capital	25,474	0	0	25,474
Additional paid in capital	22,771	0	0	22,771
Retained earnings	(50,558)	(11,215)	0	(61,773)
Accumulated other comprehensive income	1,147	0	(999)	148
SHAREHOLDERS' EQUITY	**(1,166)**	**(11,215)**	**(999)**	**(13,380)**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

PK4. Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2005 and 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	June 30, 2005	June 30, 2005/ June 30, 2004 (%)	June 30, 2004
Net sales	181,563	98.45%	184,419
Deferred revenue	769	99.95%	769
TOTAL REVENUE	**182,332**	**98.46%**	**185,188**
Cost of Sales	(166,598)	96.74%	(172,211)
GROSS PROFIT BEFORE CAMPAIGN WARRANTY PROVISIONS	**15,735**	**121.25%**	**12,977**
Gross margin before campaign warranty provisions (%)	*8.63*		*7.01*
Campaign warranty provisions	(3,000)	934.58%	(321)
GROSS PROFIT AFTER CAMPAIGN WARRANTY PROVISIONS	**12,735**	**100.62%**	**12,656**
Gross margin after campaign warranty provisions (%)	*6.98*		*6.83*
Selling, General & Administrative Expenses	(16,708)	94.83%	(17,619)
OPERATING LOSS BEFORE RESTRUCTURING EXPENSES	**(3,973)**	**80.06%**	**(4,963)**
Operating margin before restructuring expenses (%)	*(2.18)*		*(2.68)*
Restructuring expenses	(5,047)	346.21%	(1,458)
OPERATING LOSS AFTER RESTRUCTURING EXPENSES	**(9,020)**	**140.49%**	**(6,421)**
Operating margin after restructuring expenses (%)	*(4.95)*		*(3.47)*
Other income / (Expense) net	1,896	47.65%	3,979
Amortization of debt discount	0	-0.08%	(462)
Amortization of deferred debt issue cost	(0)	0.03%	(191)
Interest income	132	306.98%	43
Interest expense	(4,153)	183.17%	(2,267)
LOSS BEFORE INCOME TAX	**(11,145)**	**114.64%**	**(5,319)**
Income tax (expense) / benefit	(70)	-6.80%	1,030
NET LOSS	**(11,215)**	**143.82%**	**(4,289)**
Net margin (%)	*(6.15)*		*(2.35)*
Currency translation adjustment (loss) / gain	(999)	981.01%	(102)
Comprehensive loss	**(12,214)**	**163.23%**	**(4,390)**
E.O.P. Number of shares (HUF 1,000 per share)	4,624,600	100.00%	4,624,600
Loss Per share	**(2.43)**	**143.82%**	**(0.93)**
Weighted average number of shares outstanding: diluted	4,624,600	100.00%	4,624,600
Diluted loss per share	**(2.43)**	**143.82%**	**(0.93)**
HUF/US$ exchange rate as at the closing day of the period	204.79		208.76
GBP / US$ exchange rate as at the closing day of the period	1.8048		1.8074

(1) the calculation of fully diluted earnings per share includes 0 and 0 options in first half of 2005 and 2004, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

(2) The total amount of restructuring expenses in the first half year of 2004 was $3,773 thousand from which $2,315 was capitalized as deferred debt issue costs.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

PK5.

Consolidated Statements of Cash Flows for the six months ended on June 30, 2005 and 2004 (unaudited)

Figures in US$ thousands	June 30, 2005	June 30, 2004
Net loss	**(11,215)**	**(4,289)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,974	4,104
Amortization of deferred revenue	(769)	(769)
Amortization of debt discount	0	462
Amortization of deferred debt issuance cost	0	191
Warranties	471	(200)
Deferred income tax provision	(106)	(43)
Deferred debt issuance cost	0	(2,258)
Issuance of warrants	0	2,415
Unrealized forward exchange (gain)/loss	0	1,819
Changes in assets and liabilities:		
Accounts receivable, net	(150)	11,411
Inventories	12,024	(10,198)
Prepaid expenses and others	3,582	155
Accounts payable	(9,911)	15,773
Accrued liabilities and others	(3,926)	(3,989)
Increase in obligations under residual value guarantees	37	36
Increase in deferred revenue	(1)	(0)
Other assets / (liabilities)	4	4
Net cash provided by / (used in) operating activities	**(5,986)**	**14,624**
Cash-flows from investing activities:		
Purchase of property and equipment	(381)	(2,990)
Net cash used in investing activities	**(381)**	**(2,990)**
Cash flows from financing activities:		
Net cash Provided by / (used in) financing activities	**443**	**(8,100)**
Effect of foreign exchange rates on cash	(999)	(102)
Net increase / (Decrease) in cash and cash equivalents	**(6,922)**	**3,432**
Cash & cash equivalents, beginning of period w/o overdraft	22,790	10,442
Cash & cash equivalents, end of period w/o overdraft	16,006	9,426
Overdraft, beginning of period	1,028	10,621
Overdraft, end of period	0	1,432
Net cash Provided by / (used in) overdraft	(1,028)	(9,189)

Reconciliation to BS		
Cash & cash equivalents, beginning of period	23,956	21,063
Cash & cash equivalents, end of period	16,006	15,306

Consolidated Statements of Income and Comprehensive Income for the three month periods ended Mar 31 and June 30, 2005 (unaudited)

Figures in US$ thousands, except where otherwise indicated and per share data	Mar 31, 2005	June 30, 2005
Net sales	88,603	92,960
Deferred revenue	384	385
TOTAL REVENUE	**88,987**	**93,345**
Cost of Sales	(81,732)	(87,866)
GROSS PROFIT	**7,255**	**5,480**
Gross margin (%)	*8.15*	*5.87*
Selling, General & Administrative Expenses	(9,862)	(11,893)
OPERATING LOSS	**(2,607)**	**(6,413)**
Operating margin (%)	*(1.43)*	*(6.87)*
Other income / (Expense) net	998	898
Amortization of debt discount	0	0
Amortization of deferred debt issue cost	0	(0)
Interest income	57	75
Interest expense	(1,985)	(2,168)
LOSS BEFORE INCOME TAX	**(3,537)**	**(7,608)**
Income tax (expense) / benefit	50	(120)
NET LOSS	**(3,487)**	**(7,728)**
Net margin (%)	*(1.91)*	*(4.24)*
Currency translation adjustment (loss) / gain	(129)	(870)
Comprehensive loss	**(3,616)**	**(8,598)**
E.O.P. Number of shares (HUF 1,000 per share)	4,624,600	4,624,600
Loss Per share	**(0.75)**	**(1.67)**
Weighted average number of shares outstanding: diluted	4,624,600	4,624,600
Diluted loss per share	**(0.75)**	**(1.67)**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

Consolidated Statements of Income and Comprehensive Income for the three month periods ended Mar 31 and June 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated and per share data	Mar 31, 2004	June 30, 2004
Net sales	93,882	90,537
Deferred revenue	384	385
TOTAL REVENUE	**94,266**	**90,922**
Cost of Sales	(87,292)	(85,240)
GROSS PROFIT	**6,974**	**5,682**
Gross margin (%)	*7.40*	*6.25*
Selling, General & Administrative Expenses	(9,113)	(9,964)
OPERATING LOSS	**(2,139)**	**(4,282)**
Operating margin (%)	*(1.17)*	*(4.71)*
Other income / (Expense) net	3,253	726
Amortization of debt discount	(231)	(231)
Amortization of deferred debt issue cost	(22)	(169)
Interest income	22	21
Interest expense	(1,145)	(1,122)
LOSS BEFORE INCOME TAX	**(262)**	**(5,057)**
Income tax (expense) / benefit	(55)	1,085
NET LOSS	**(317)**	**(3,972)**
Net margin (%)	*(0.17)*	*(2.18)*
Currency translation adjustment (loss) / gain	9	(111)
Comprehensive loss	**(307)**	**(4,083)**
E.O.P. Number of shares (HUF 1,000 per share)	4,624,600	4,624,600
Loss Per share	**(0.07)**	**(0.86)**
Weighted average number of shares outstanding: diluted	4,624,600	4,624,600
Diluted loss per share	**(0.07)**	**(0.86)**

3. Notes to the consolidated interim financial report

3.1 General Information

NABI Bus Industries Rt. ("NABI Rt." on a stand-alone basis and together with its subsidiaries, "the Group" or "NABI") is a company domiciled in the Republic of Hungary. The consolidated interim financial report of NABI for the quarter ended June 30, 2005 comprises NABI Rt. and its subsidiaries.

NABI is primarily a designer, manufacturer, assembler and marketer of urban transit buses for sale in the U.S. The Group also designs, manufactures, assembles and markets transit buses and coaches for sale in the U.K and in Hungary. The Group also manufactures and purchases bus parts for sale in the U.S. and the U.K. for its own buses and for buses of other manufacturers. In addition, the Group provides repair and maintenance services to U.K. bus operators. The Group's manufacturing and assembly activities take place in Hungary, the U.S. and the U.K.

The accompanying consolidated interim financial report of NABI as of and for the quarters ended June 30, 2005 and 2004 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of	
	June 30, 2005	**December 31, 2004**
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	100%	100%

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund Ltd., a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares were listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare"). As of March 31, 2005, 54% (December 31, 2004: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares is publicly traded.

Basis of preparation

The consolidated interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting has been applied.

The financial statements are presented in US dollars (US$), rounded to the nearest thousand. They are prepared on the historical cost basis except for the revaluation of certain assets.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of NABI Rt. and entities controlled by NABI Rt. (its subsidiaries) as of the reporting date of each financial statement. Control is achieved where NABI Rt. has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary North American Bus Industries, Inc. ("NABI, Inc.") and the wholly owned subsidiary of NABI Inc., Optare Holdings Limited ("Optare"). All significant intercompany accounts and transactions are eliminated on consolidation. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Foreign currency

The Group's presentation currency (the currency in which the financial statements are presented) is the U.S. Dollar ("US$").

NABI Rt.'s and NABI Inc.'s functional currency is the US$ which management believes to reflect the primary economic environment in which the entities operate and expend cash. NABI Rt. maintains its books in Hungarian Forint. Hungarian Forint and other foreign currency transactions are recorded, on initial recognition in US$, by applying to the Hungarian Forint (or another foreign currency) amount the spot exchange rate between the US$ and the Hungarian Forint (or another foreign currency) at the date of the transaction.
At each balance sheet date:
(1) monetary assets and liabilities that are denominated in Hungarian Forint (or another foreign currency) are translated into US$ at the closing foreign exchange rates prevailing at the balance sheet date;
(2) non-monetary assets and liabilities, principally inventories, prepaid expenses, plant, property and equipment, share capital, and any revenue and expenses related to these items, that are measured in terms of historical cost in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rate at the date of the transaction; and
(3) non-monetary assets and liabilities that are measured at fair value in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss (through other income / (expense)) in the period in which they arise.

When a gain or loss on a non-monetary item (e.g. the changes in fair value) is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Optare's functional currency is the British Pound ("GBP"). On consolidation, the assets and liabilities of Optare are translated into US$ at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

3.2 Conversion of US GAAP reports to IFRS

Conversion of Consolidated US GAAP Balance Sheet as at June 30, 2004 to IFRS (unaudited)

Figures in US$ thousands, except where otherwise indicated	Notes	June 30, 2004 USGAAP	IFRS adjustments	June 30, 2004 IFRS
Cash and cash equivalents		15,306		15,306
Receivables		46,689		46,689
Inventories		108,609		108,609
Deferred income taxes	a	8,854	(8,854)	0
Prepaid expenses and others		4,473		4,473
Total current assets		**183,931**	**(8,854)**	**175,077**
Intangible assets	b	0	4,342	4,342
Property and equipment, net		56,881		56,881
Goodwill	c	18,728	(2,024)	16,704
Deferred debt issue cost		2,250		2,250
Deferred income taxes	a	3,572	8,857	12,429
Others		128		128
Total NON-Current assets		**81,559**	**11,175**	**92,734**
Total assets		**265,490**	**2,321**	**267,811**
Short-term debt		14,792		14,792
Accounts payable		58,759		58,759
Warranties		17,723		17,723
Accrued and other liabilities		7,505		7,505
Deferred income taxes	a	465	(465)	0
Total current liabilities		**99,244**	**(465)**	**98,779**
Long-term notes and capital lease obligations, net of debt discount		99,419		99,419
Obligations under residual value guarantees	d	3,046	(179)	2,867
Deferred revenue	d	3,520	172	3,692
Deferred income taxes	a	1,674	1,350	3,024
Total non-current liabilities		**107,659**	**1,344**	**109,003**
Share capital		25,474		25,474
Additional paid in capital		28,027		28,027
Accumulated income		4,659	1,689	6,348
Accumulated other comprehensive income	e	427	(246)	181
Total shareholders' equity		**58,587**	**1,443**	**60,030**
Total liabilities and shareholders' equity		**265,490**	**2,321**	**267,811**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the six month period ended June 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated and per share data	Notes	June 30, 2004 USGAAP	IFRS adjustments	June 30, 2004 IFRS
Net sales		184,419		184,419
Deferred revenue	d	733	36	769
TOTAL REVENUE		**185,152**	**36**	**185,188**
Cost of Sales		(172,532)		(172,532)
GROSS PROFIT		**12,620**	36	**12,656**
Gross margin (%)		*6.82*		*6.83*
Selling, General & Administrative Expenses	b	(19,396)	319	(19,077)
Operating income		**(6,776)**	**355**	**(6,421)**
Operating margin (%)		*(3.66)*		*(3.47)*
Other income / (Expense) net		3,979		3,979
Amortization of debt discount		(462)		(462)
Amortization of deferred debt issue cost		(191)		(191)
Interest income		43		43
Interest expense	d	(2,231)	(36)	(2,267)
INCOME BEFORE INCOME TAX		**(5,638)**	**319**	**(5,319)**
Income tax (expense) / benefit	a	1,057	(27)	1,030
NET INCOME		**(4,581)**	**292**	**(4,289)**
Net margin (%)		*(2.47)*		*(2.32)*
Currency translation adjustment (loss) / gain	e	(119)	17	(102)
Comprehensive income		**(4,700)**	**310**	**(4,390)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(0.99)**		**(0.93)**
Weighted average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(0.99)**		**(0.93)**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: A. Bodor Corporate Affairs Officer

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the three month period ended June 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated and per share data	Notes	June 30, 2004 USGAAP	IFRS adjustments	June 30, 2004 IFRS
Net sales		90,537		90,537
Deferred revenue	d	367	18	385
TOTAL REVENUE		**90,904**	**18**	**90,922**
Cost of Sales		(85,240)		(85,240)
GROSS PROFIT		**5,664**	18	**5,682**
Gross margin (%)		*6.23*		*6.25*
Selling, General & Administrative Expenses	b	(9,639)	(325)	(9,964)
Operating income		**(3,975)**	**(307)**	**(4,282)**
Operating margin (%)		*(2.15)*		*(2.31)*
Other income / (Expense) net		726		726
Amortization of debt discount		(231)		(231)
Amortization of deferred debt issue cost		(169)		(169)
Interest income		21		21
Interest expense	d	(1,104)	(18)	(1,122)
INCOME BEFORE INCOME TAX		**(4,732)**	**(325)**	**(5,057)**
Income tax (expense) / benefit	a	1,021	64	1,085
NET INCOME		**(3,711)**	**(261)**	**(3,972)**
Net margin (%)		*(2.00)*		*(2.15)*
Currency translation adjustment (loss) / gain	e	(119)	8	(111)
Comprehensive income		**(3,830)**	**(253)**	**(4,083)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(0.80)**		**(0.86)**
Weighted average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(0.80)**		**(0.86)**

a) Under IFRSs, NABI does not classify deferred tax assets (liabilities) as current assets (liabilities).
   i. Under IFRSs, the following items increase deferred income tax liability:
      1. capitalization of development costs of Optare (note b)
      2. capitalization of development costs of NABI Rt. (note b)

b) At the date of transition to IFRSs, the opening IFRS balance sheet excludes all research and development costs that do not meet the criteria for recognition under IAS 38 Furthermore, it includes all intangible assets that meet the recognition criteria in IAS 38 at that date, except for intangible assets acquired in a business combination that were not recognized in NABI's consolidated balance sheet under US GAAP and also

would not qualify for recognition under IAS 38 in the separate balance sheet of the acquiree. Under USGAAP no development costs were capitalized, and as a result of the Group applying IFRSs capitalized development cost of US$3,997 were recognized as of Jan 1, 2004.

In accordance with the accounting policy, expenditures on development activities were capitalized only if the resulting product or process was deemed technically and commercially feasible and the Group had sufficient resources to complete development. The above balance represents the amortized cost of intangible assets.

c) In February 9, 2000, NABI, Inc., the subsidiary of NABI Rt., acquired 100% of the stock of Optare Holdings Ltd. for a consideration of US$28.373 million, including expenses of US$2.389 million. The acquisition was accounted for using the purchase method of accounting. Goodwill arising on the acquisition was US$19.093 million, which was amortized using the straight-line method over 20 years. Amortization, under US GAAP, ceased effective January 1, 2002 when the carrying amount of goodwill was US$18.728 million. As of January 1, 2004, under US GAAP, the value of goodwill was still US$18.728 million, as the impairment tests conducted under US GAAP from January 1, 2002 to January 1, 2004 did not indicate that any impairment existed. In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, the Group has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before January 1, 2004, the date of transition to IFRSs, and has not elected to apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRSs. Since IAS 38 Intangible Assets requires development costs that meet the recognition criteria of the standard to be capitalized, and such costs were not capitalized under US GAAP but were expensed as incurred, the capitalized development costs that Optare would have included in its standalone IFRS balance sheet as of the date of the acquisition by NABI, has been deducted from the amount of goodwill arising on acquisition as such development costs represented an intangible asset that was subsumed in recognized goodwill under US GAAP. As of January 1, 2004, the date of transition to IFRSs, the carrying amount of goodwill has been adjusted to reflect the recognition of capitalized development costs of Optare. Other than capitalized development costs, all the assets and liabilities of Optare were identified as of the date of acquisition, and no further modification of the carrying amount of goodwill as of January 1, 2004 was necessary.

d) In accordance with the Group's IFRS accounting policy - in case of buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date – deferred revenue equals the difference between the initial sales price and the net present value of the future repurchase obligation. Since, under US GAAP, residual value obligations were presented at their future value and remained the same throughout the life of the obligations, as of the date of transition to IFRSs, the carrying amount of deferred revenues and obligations under residual value guarantees had to be changed to comply with the requirement of IFRSs to present provisions at their present values if the effect of the time value of money is material. Under IFRSs, residual value obligations are amortized, and the increase in the balance of such obligations from period to period is charged to interest expense. The balance of residual value guarantees under IFRSs decreased by US$215,000 as of January 1, 2004 and by US$142,000 as of December 31, 2004 as compared to the previous US GAAP values. The balance of deferred revenue increased by US$ 208,000 as of January 1, 2004 and by US$136,000 as of December 31, 2004 due to the transition to IFRSs. As of the date of transition to IFRSs, accumulated income increased by $9,000 to reflect the net difference between US GAAP and IFRS amortization of deferred revenue and residual value obligations. In the year ended December 31, 2004, the net effect of the different amortization of deferred revenue

and residual value obligations under US GAAP and IFRSs on net income amounted to US$ 3,000.

e) The adjustment to accumulated comprehensive income is attributable to the development cost capitalization at Optare.

4. Financial Review

PK2. Companies under consolidation

Name	Issued Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned
Optare Holdings Ltd. (1)	GBP 4.24 million	100%	100%	Fully owned

(1) Optare Holdings Ltd owned by NABI Inc.

PK6. Significant off-balance-sheet liabilities (US$ thousands)

		Amount of Commitment Expiration Per period			
Description	Total amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	22,992	9,393	13,599	-	-
Royalty	175	175	-	-	-
Total commitments	**24,405**	**18,405**	**13,599**	**-**	**-**

NABI has initiated the termination of the exclusivity regarding the composite bus manufacturing, therefore the Company does not expect to pay royalty after September 30, 2005.

PK1.	IFRS disclosures
Audited	no
Consolidated	yes
Accounting policy	IFRS

4.1 Total Revenue

Net sales of buses and spare parts were US$182.3 million (including US$ 0.2 million other sales) in the first half of 2005, a 1.5 percent decrease over the same period of 2004. The reasons behind this decreased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$144.6 million (excluding deferred revenue) of which US$96.9 million was derived from the United States market, US$46.2 million from the UK market, and US$1.5 from the Hungarian market. The year-on-year 6.3% decrease is primarily due to the sale of lower priced models and the lower sales volume.

Spare parts and aftermarket services revenue was US$36.7 million during the first half of 2005, a 23.9 percent increase over the comparable period of 2004.

Total revenue in the first half of 2005 and 2004 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized in the first half of 2005 and 2004 was US$0.8 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales in the first half of 2005 decreased 1.7 percent to US$169.6 million from US$172.5 million for the same period of 2004.

Primary reasons for the decrease relate to the lower sales volume and prior provisions made as of the end of last year.

Gross profit for the first half of 2005 was US$12.7 million, resulting in an increase of 0.6 percent or approximately US$0.1 million compared to a gross profit of US$12.6 million in the same period of 2004. This is mainly due to the fact that parts division sales and UK bus sales represented a higher proportion of total sales in the current period than in the same period last year. During the first half of 2004, the Company made a provision for certain camping warranties totaling $US 3.1 million, which also had a negative impact on gross profit.

4.3 Operating Income

SGA expenses for the first half of 2005 increased by US$2.7 million to US$21.8 million compared to the same period of 2004, an increase of 14.0 percent. This increase is mainly attributable to the consulting and legal expenses related to the restructuring. Costs related to the restructuring of the Group's finances in the first half amounted to US$5.0 million. As a part of the restructuring, NABI entered into consulting contracts in connection with services provided by two of its board members. In the first half of 2005, the Group received invoices from these related parties totaling US$0.4 million of which outstanding invoices totaled US$0 as of June 30, 2005.

The Group recorded an operating loss of US$9.0 million in the first half of 2005 compared to an operating loss of US$6.4 million in the same period of 2004. The higher operating loss is attributable to the increase in SGA expenses explained above.

4.4 Amortization of deferred debt issuance cost and debt discount

Since NABI adopted IAS 32 and IAS 39 on January 1, 2005, deferred debt issuance cost and debt discount amortizations were eliminated. Under IFRS, amortization of loans is charged to interest expense.

4.5 Other Income (Expense), Net

Other income was US$1.9 million for the first half of 2005, as compared with US$4.0 million for the same period in 2004. No open forward contracts were outstanding at the end of first quarter of 2005, because the Group is limited in its ability to enter into new forward contracts as a result of changes in the Company's financial agreements, which were signed in April 2004. In the first half of 2004, NABI earned US$2.2 million of realized and unrealized gains on forward currency contracts. As a result of the cessation of the composite production, NABI has ceased to recognize deferred income from January 1, 2004.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

As a result of the restructuring charges, the campaign warranty provided, and the lack of forward contracts, the consolidated EBITDA of the Group was a negative US$2.9 million for the first half of 2005. Consolidated EBITDA was US$1.0 million in the same period in 2004.

4.7 Loss Before Income Tax

The loss before income tax was US$11.1 million for the six months ended June 30, 2005 compared with the US$5.3 million in 2004.

4.8 Net Income

The Group reported a net loss of US$11.2 million for the six months ended June 30, 2005 compared to a net loss of US$4.3 million in the same period of 2004. NABI substantially has abandoned the recognition of the deferred tax assets as a result of the future uncertainty of these assets.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents decreased by US$8.0 million to US$16.0 million compared to their balance as of December 31, 2004.

4.9.2 Receivables

Receivables increased 0.2 percent to US$63.6 million as of June 30, 2005 compared to US$63.5 million as of December 31, 2004.

4.9.3 Inventories

Inventories decreased by US$12.0 million, or 15.1 percent from December 31, 2004 to June 30, 2005 mainly as result of the suspension of operations at NABI's Kaposvar facility.

4.9.4 Deferred income taxes

Deferred income taxes decreased by US$0.1 million to US$2.1 million from US$2.2 million.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$0.4 million as of June 30, 2005, a decrease of 90.5 percent compared to December 31, 2004. This decrease is mainly due to the lack of unrealized gain on forward contracts at the end of June 2005.

4.9.6 Property and equipment, net

Property and equipment amounted to US$47.5 million as of June 30, 2005, a decrease of 6.3 percent compared to December 31, 2004.

4.9.7 Intangible assets

Under US GAAP no development costs were capitalized. As a result of the Group having applied IAS 38, capitalized development cost of US$4.0 million were recognized as of Jan 1, 2004. Intangible assets amounted to US$2.5 million as of June 30, 2005, a decrease of 13.7 percent compared to December 31, 2004.

4.9.8 Deferred debt issue cost

Deferred debt issue cost was US$0 million as of June 30, 2005, US$2.4 million less than as of December 31, 2004. The decrease is due to the fact that the Group adopted IAS 32 and IAS 39 on January 1, 2005 and deferred debt issue costs were derecognized as of that date. As described in the previous interim report, the relevant amount of issue costs were deducted from the fair value of the liability and equity components of financial instruments and have been amortized through interest expense according to the effective interest method.

4.9.9 Short-term debt

Short-term debt was US$103.4 million as of June 30, 2005, a decrease of US$2.4 million compared to the balance of short-term debt as of December 31, 2004 mainly due to the application of IAS 32 and IAS 39 as of January 1, 2005 and a decrease in Optare's usage of its overdraft facility. On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in earlier annual and interim reports. As of September 30, 2004, December 31, 2004, March 31, 2005, and June 30, 2004, the Group did not meet certain quarterly covenant tests set forth in its financial agreements. In accordance with US GAAP and IFRSs, the Company has reclassified its long-term debt as short-term.

On May 26, 2005, the Group entered into a Master Support Agreement (MSA), which incorporated a Term Sheet (TS) (together the „Agreements") with the majority of the lenders to NABI Rt. and NABI, Inc. (collectively the "Financiers").

The Agreements stipulate that the Group will continue to pursue its restructuring efforts with a view to reducing debt as soon as practicable and ensuring the ongoing long term commercial trading operations of the group companies.

The Agreements also oblige the Group to continue its efforts to dispose of assets and businesses.

The Agreements provide for a restructuring of the Group's debt, debt for equity conversions, conditional waivers of all defaults under the prior financing agreements and the future trading relationship between the group companies. The Agreements set out certain milestones, which if not achieved, and certain events, the occurrence of which, will lead to the termination of the Agreements.

Contingent on the timing and structure of the disposal of assets and businesses, the Agreements envisage that the Financiers may obtain ownership interests effectively through debt to equity conversions in NABI Rt. and NABI, Inc. Should such debt to equity conversions materialize, NABI Rt. would be free of any indebtedness, but will maintain a guarantee for repayment of up to US$ 5 million of the debt of NABI, Inc., secured by a lien on all real estate assets of NABI Rt.

Should such debt to equity conversion materialize, the amended indebtedness of NABI Inc., as the sole borrower following the completion of the restructuring (the Remaining Debt), would consist of three tranches. Term A secured debt of US$ 30 million maturing in 2010 with annual installments commencing in 2006 at an interest rate of LIBOR plus 800 bps or a fixed rate of 12%. Term B secured debt of US$ 15 million repayable in one installment in 2012 with an interest rate of 15% which compounds and is payable only at maturity. Term C unsecured subordinated debt of US$ 15 million (or US$ 18 million if the debt to equity conversion should happen prior to September 30, 2005) repayable in one installment in 2013 with an interest rate of 16% which compounds and is payable at maturity. Interest in connection with Term B and Term C debt is reduced on any principal balance which is repaid within 2 years. Any net proceeds generated from sales of assets and businesses will be used to reduce the Remaining Debt. The exact method of the implementation of the restructuring is contingent on a number of factors. The Group will announce further details of the implementation in due course.

In return for the conversion of debt, subject to shareholder approval, the Group intends to issue new shares to the Financiers pro rata to their outstanding indebtedness at December 31, 2004 due from group companies equivalent up to 33% of the aggregate of all shares in issue. As part of the restructuring, all outstanding warrants will be cancelled. In addition, the Financiers will convert debt to equity of NABI Inc. corresponding to a 90% equity interest in NABI Inc.

It is envisaged that the Financiers will have the right to nominate board members in NABI Rt. commensurate with the ownership of equity, and all but one director of NABI Inc., which will be appointed by NABI Rt.

4.9.10 Accounts payable

Accounts payable decreased by 12.9 percent since December 31, 2004, from US$76.6 million to US$66.7 million.

4.9.11 Warranty provisions

Warranty provisions increased by 1.0 percent to US$27.6 million as of June 30, 2005 compared to US$27.1 million as of December 31, 2004; primarily due to (i) providing of US$3.0 million of additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years.

4.9.12 Accrued and other liabilities

Accrued and other liabilities were US$9.0 million at the end of first half in 2005, compared to the US$12.9 million by the end of 2004.

4.9.13 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations amounted to US$0.2 million as of June 30, 2005 and as of December 31, 2004. The small amount is attributable to the fact that all long-term notes and loans were classified as short-term due to the reasons outlined with regard to short-term debt.

4.9.14 Obligations under residual value guarantees

Obligations under residual value guarantees increased by 1,3% reflecting the adjustment to the present value of the obligations during the period ended June 30, 2005. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.15 Deferred revenue

Deferred revenue decreased by US$0.8 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement for the period ended June 30, 2005.

4.9.16 Accumulated loss

Accumulated loss was US$61.8 million as of June 30, 2005, as compared to an accumulated loss of US$55.2 million as of December 31, 2004, which represents an increase of US$6.6 million in accumulated loss. This increase is attributable to a the net effect of the net loss of US$11.2 million generated by the Group during the period and the US$4.6 million downward adjustment of the accumulated loss as of January 1, 2005 due to the application IAS 32 and 39 as of the same date as described above.

5. Shareholder Structure

RS1. Ownership structure, Ratio of Holdings and Votes (1)

Type	January 1, 2005		June 30, 2005	
	%	Shares	%	Shares
Domestic institutions	13.01	601,619	9.13	422,353
Foreign institutions	56.51	2,613,209	56.10	2,594,512
Domestic & Foreign individuals (2)	0.00	0	0.00	0
Domestic depositaries, brokers	24.61	1,138,115	27.27	1,260,924
Foreign depositaries, brokers	5.60	259,186	7.25	335,311
Government related	0.01	971	0.00	446
Employees, senior officers	0.25	11,500	0.25	11,500
Other (3,4)	0.00	0	0.00	0
TOTAL:	**100.00**	**4,624,600**	**100.00**	**4,624,600**

Notes: *(1) Voting percentages are the same as ownership ratios*
(2) Although individuals are not registering themselves, it is likely that they are holding shares at depositaries and brokers
(3) None of the shares of the company are held by international development institutions
(4) No treasury shares
(5) All issued shares are listed on the stock exchange

RS2. Neither the Company nor its subsidiaries have owned any NABI Rt. shares.

RS3. Shareholders owning more than 3% of all outstanding and listed shares

Name	Origin	Activity	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Institutional	2,500,000	54.06%	Financial inv'
Citibank Rt. (5 accounts)	Domestic	Institutional	281,857	6.09%	Depositary
Erste Securities	Domestic	Institutional	218,631	4.73%	Broker
Buda-Cash Brókerház Rt.	Domestic	Institutional	215,470	4.66%	Broker
Inter-Európa Securities	Domestic	Institutional	188,655	4.08%	Broker
Concorde Securities Rt	Domestic	Institutional	168,089	3.63%	Broker

Note: Voting percentages are the same as ownership ratios

6. The Group's Structure and Operation

TSZ2. Employee headcount

	June 30, 2004	Sept' 30, 2004	Dec' 31, 2004	January 1, 2005	March 31, 2005	June 30, 2005
NABI Rt.	865	838	735	735	666	**444**
NABI Inc.	663	655	622	622	516	**494**
Optare Holdings Ltd.	463	485	498	498	524	**545**
TOTAL:	**1,991**	**1,978**	**1,855**	**1,855**	**1,706**	**1,483**

TSZ3. Senior officers, strategic employees

Name	Position	Beginning of mandate	End of mandate	Share ownership
Russell Richardson	Chairman of the BoD	April 27, 2000	May 31, 2008	0
Zoltan Tóth	Independent member of the BoD	June 1, 2005	July 11, 2005	0
András Rácz	Member of the BoD, NABI Rt. CEO	1992	May 31, 2008	11,500
László Szamosi	Independent member of the BoD	June 1, 2005	May 31, 2008	0
Dr. Zsolt Ősi	Chairman of the Supervisory Board	June 1, 2005	May 31, 2008	0
Dr. Gabriella Kicska	Member of the Supervisory Board	June 1, 2005	May 31, 2008	0
Lajos Kenyeres	Member of the Supervisory Board	April 27, 2000	May 31, 2008	0
Peter Horvath	NABI Rt. Chief Financial Officer	1995	indefinite	0
Total shareholding				11,500

(1) Note: Mr. Tóth resigned as of July 11, 2005

7. Other Items

7.1 Changes after the period

On July 11, Zoltán Tóth has resigned from NABI Rt.'s Board of Directors due to his other business commitments.

In July, NABI received two orders for 70 40-LFW and 10 60-BRT CNG-fueled transit buses. Total contract value is USD 33 million. Foothill Transit in California, USA ordered 42 CNG 40-LFW transit buses, a contract worth approximately USD16 million. The buses will be delivered in the 4th quarter of 2006. The 42 new NABI buses will be deployed in a new, uniquely branded higher speed service with fewer stops. Mesa's Regional Public Transportation Authority in Arizona, USA purchased two different types of NABI buses consisting of 10 60-BRT articulated buses and 28 40-LFW low-floor CNG buses.

On July 28, NABI completed an agreement to sell its UK subsidiary Optare Holdings, Ltd. to the Management Team lead by Robert Coombes, Managing Director and Roger Fossey, Finance Director for a total consideration of 11.8 million British pounds. The proceeds will be used to reduce the Group's debt.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007
1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.2 News Releases of NABI Rt. (ST1.)

Date	Subject
April 06	Supplement to the invitation to the AGM of NABI Rt.
April 08	Declaration on Corporate Governance Practices
April 12	Q1 2005 bus sales performance and new bus sales of NABI
April 14	Proposals for the NABI AGM
April 14	FHF's proposals for the NABI AGM
April 29	One-day walkout at NABI Rt.'s Budapest factory
April 29	Suspension and Resolutions of the Annual General Meeting of NABI Rt.
May 02	Settlement with the Union
May 23	Miami-Dade Transit buys 115 more NABI buses
May 26	NABI reached agreement with its Financiers
May 30	Resolutions of the continued general meeting of NABI Rt.
June 2	Correction of the Q1 2005 interim report of NABI Rt.
June 13	NABI Rt's board of directors has elected its new chairman
June 22	The supervisory board of NABI Rt elected its chairman
July 11	NABI Rt's member of the board has resigned
July 13	H1 2005 bus sales performance of the NABI group
July 25	NABI receives two orders for 80 low-floor buses
July 29	NABI sells Optare Holdings to Management Team

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

Q1 2005

NABI

INTERIM REPORT

Q1 2005

May 13, 2005

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Summary

In late 2004, the NABI Group implemented a comprehensive restructuring of operations for the purpose of reducing costs, improving financial and operating performance, increasing competitiveness and reducing debt. The Board of Directors is also pursuing the possible sale of certain businesses and assets, and is exploring other strategies to complement and effect the restructuring.

The Group's lenders are supporting the long term restructuring of the Group's indebtedness and negotiations are in their final stages. NABI is optimistic that it will shortly be in a position to announce an agreement in respect of a comprehensive long term restructuring of the Group's indebtedness.

Following the reorganization and restructuring program initiated during the second half of 2004, which significantly reduced production capacity, NABI's operations have stabilized. The financial results for the first quarter of 2005 were in line with management expectations. Consolidated revenue for the first quarter of 2005 was US $89.0 million, compared with US $94.3 million in the same period last year. Total vehicle deliveries in the first quarter were 272 units compared with 284 units in the prior year period.

In the UK, Optare's financial performance and market share continued to improve with a strong increase in demand for the Solo low floor midi-bus and for the newly introduced Tempo full sized single deck bus, which began operating with customers in February. With a growing order book, manufacturing capacity has been expanded over the last six months so as to provide a timely delivery to customers.

Consolidated gross margin for the first quarter of 2005 was US $7.2 million, or 8.2% of revenue. Gross margin in the same period last year was US $7.0 million, or 7.4% or revenue. In conjunction with the restructuring, significant personnel reductions in the U.S. and Hungary have led to streamlined operations and lower unit costs, and productivity and operating efficiencies have improved. The first quarter results include $1.9 million of expenses associated with the restructuring.

The Company is on schedule for delivery of the first 32 units of the flagship 60-foot BRT articulated vehicle to Los Angeles in the second quarter. A further 87 of the 60-foot BRT vehicles are expected to be produced and delivered in the second half of 2005. During the first quarter, Cleveland exercised options to purchase 92 vehicles for delivery in the second half of 2005 and the first quarter of 2006. In addition, NABI was awarded a contract to supply twelve 60-foot BRT vehicles to the Los Angeles World Airport for delivery in 2005.

As part of the restructuring of the Group, production of the CompoBus® vehicle in Kaposvar, Hungary will cease in May when the current orders are completed. This action follows the decision of the U.S. Federal Transportation Administration to decline NABI's request to renew the Buy America waiver first granted in 2002, the expected continuation of operating losses and the lack of new orders for the product. The cessation of CompoBus® production and closure of the Kaposvar facility will improve the Group's financial performance and cash flow later in 2005.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

INTERIM REPORT
Q1 2005

As disclosed in the proposed shareholder resolution, the Board of Directors submitted the necessary resolution to the Annual General Meeting ("AGM") to effect the mandatory capital reduction of NABI Rt. The AGM was suspended on April 29, 2005 and will continue on May 27, 2005 and will resolve on the matters on the agenda of the meeting on that date.

Although in previous years, NABI's quarterly financial statements were prepared in accordance with US GAAP, pursuant to requirements under Hungarian law, the financial statements in this report are prepared in accordance with International Financial Reporting Standards (IFRSs). Reconciliations of all material differences arising from the conversion of the statements from US GAAP to IFRSs are included in this report.

This interim report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings LTD." ("Optare"), during the first quarter ended March 31, 2005.

Declaration

The financial information contained in this flash report is based upon IFRSs and contains data and statements regarding the reporting period that are correct and reflect the true situation to the best knowledge of the management. All facts known to date that may have a significant bearing on the position of the Group and known to management have been included in this report. Forecasted future events can be influenced by unforeseeable risks.

May 13, 2005

András Rácz	J. Daniel Garrett
Chief Executive Officer	Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first quarter of 2005 NABI Group sold 272 vehicles compared to 284 vehicles in the same period of 2004. Unit sales increased in the U.K. compared to last year, which resulted in a US$7.3 million growth in revenue.

Vehicle sales revenue in the first quarter of 2005 was US$70.0 million (including deferred revenue) or 78.7 percent of total revenue in the period, compared to vehicle sales of US$79.9 million achieved in the first quarter of 2004.

Number of Bus Deliveries According to Market and Type

Market	Bus type	March 31, 2005	March 31, 2004	March 31, 2003
USA	30-foot (medium duty)	0	0	12
	35/40-foot (heavy-duty)	102	137	144
	60-foot articulated (heavy-duty)	17	38	0
	40/45-foot CompoBus®	18	12	3
USA MARKET TOTAL:		**137**	**187**	**159**
United Kingdom	Single deck under 7.5t	19	15	34
	Single deck over 7.5t	112	82	75
	Double deck (over 7.5t)	0	0	9
UK MARKET TOTAL:		**131**	**97**	**118**
HU MARKET TOTAL:	Single deck over 7.5t	**4**	**0**	**0**
GRAND TOTAL		**272**	**284**	**277**

1.2 Sales of aftermarket parts and services

US$18.9 million consolidated sales of aftermarket parts and services were achieved in the first quarter of 2005, an increase of 32.7 percent on the US$14.2 million achieved in the same period of 2004.

1.3 Bus order backlog

The consolidated bus order and option backlog of the Group at the end March 2005 contained 2,377 buses with a total value of approximately US$883 million. The number of firm orders at the end of March 2005 for the US market was 375 with a value of approximately US$183 million, the Group's US option backlog was 1,698 buses. Although the Group has experienced delays in the conversion of options into orders, management expects a number of options to be exercised in the year ahead. Consistent with its past practices, the Group will adjust its near term operations and production plan to reflect the level of firm orders.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

2. Unaudited financial statements – in accordance with IFRS

PK3.

Consolidated Balance Sheets as at March 31, 2005 and December 31, 2004 (unaudited)

Figures in US$ thousands	March 31, 2005	March 31 2005 /December 31, 2004	December 31, 2004
Cash and cash equivalents	25,059	105.2%	23,818
Receivables	61,675	97.1%	63,508
Inventories	69,783	89.2%	78,203
Prepaid expenses and others	2,262	57.2%	3,958
Total current assets	**158,779**	**93.7%**	**169,487**
Intangible assets	2,818	96,4%	2,923
Property and equipment, net	49,372	97.3%	50,728
Goodwill	1,504	100.0%	1,504
Deferred debt issue cost	0	0.0%	2,259
Deferred income taxes	2,886	89,5%	3,224
Others	122	98.0%	124
Total Non-Current assets	**56,702**	**93.2%**	**60,763**
Total assets	**215,482**	**93.6%**	**230,249**
Short-term debt	103,581	97.9%	105,814
Accounts payable	73,770	95.9%	76,925
Warranties	25,058	94.0%	26,670
Accrued and other liabilities	8,612	75.6%	11,391
Total current liabilities	**211,021**	**95.6%**	**220,800**
Long-term notes and capital lease obligations, net of debt discount	206	85.8%	240
Obligations under residual value guarantees	2,922	100.6%	2,904
Deferred revenue	2,538	86,8%	2,923
Deferred income taxes	2,974	90.6%	3,283
Total non-current liabilities	**8,640**	**92.4%**	**9,350**
Share capital	25,474	100.0%	25,474
Additional paid in capital	22,766	81.2%	28,027
Accumulated income	(52,957)	97.9%	(54,067)
Accumulated other comprehensive income	537	80.6%	666
Total shareholders' equity	**(4,180)**	**418%**	**100**
Total liabilities and shareholders' equity	**215,482**	**93.6%**	**230,249**

Movements in Consolidated Shareholder's Equity for the three months ended March 31, 2004 (unaudited)

Figures in US$ thousands	January 1, 2004	Net income for the period	Foreign currency translation adjustment	March 31, 2004
Share capital	25,474	0	0	25,474
Additional paid in capital	25,612	0	0	25,612
Retained earnings	12,074	(317)	0	11,757
Accumulated other comprehensive income	283	0	9	292
SHAREHOLDERS' EQUITY	**63,443**	**(317)**	**9**	**63,136**

Movements in Consolidated Shareholder's Equity for the three months ended March 31, 2005 (unaudited)

Figures in US$ thousands	January 1, 2005	Net income for the period	Foreign currency translation adjustment	March 31, 2005
Share capital	25,474	0	0	25,474
Additional paid in capital	22,766	0	0	22,766
Retained earnings	(49,470)	(3,486)	0	(52,957)
Accumulated other comprehensive income	666		(129)	537
SHAREHOLDERS' EQUITY	**(1,401)**	**(3,486)**	**(129)**	**(4,180)**

PK4.

Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2005 and 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2005	March 31, 2005/ March 31, 2004 (%)	March 31, 2004
Net sales	88,603	94.4%	93,882
Deferred revenue	384	99.9%	384
TOTAL REVENUE	**88,987**	**94.4%**	**94,266**
Cost of Sales	(81,732)	93.6%	(87,292)
GROSS PROFIT	**7,255**	**104.0%**	**6,974**
Gross margin (%)	*8.15*		*7.40*
Selling, General & Administrative Expenses	(9,862)	108.2%	(9,113)
Operating income	**(2,607)**	**121.9%**	**(2,139)**
Operating margin (%)	*(2.93)*		*(2.27)*
Other income / (Expense) net	998	30.7%	3,253
Amortization of debt discount	0	0.0%	(231)
Amortization of deferred debt issue cost	0	0.0%	(22)
Interest income	57	259.1%	22
Interest expense	(1,985)	173.3%	(1,145)
INCOME BEFORE INCOME TAX	**(3,537)**	**1350.0%**	**(262)**
Income tax (expense) / benefit	50	-91.5%	(55)
NET INCOME	**(3,487)**	**1100.5%**	**(317)**
Net margin (%)	*(3.92)*		*(0.34)*
Currency translation adjustment (loss) / gain	(129)	-1384.5%	9
Comprehensive income	**(3,616)**	**1176.0%**	**(307)**
E.O.P. Number of shares (HUF 1,000 per share)	4,624,600	100.0%	4,624,600
Earnings/(Loss) Per share	**(0.78)**	**1176.0%**	**(0.07)**
Weighted average number of shares outstanding: diluted	4,624,600	100.0%	4,624,600
Diluted earnings/loss) per share	**(0.78)**	**1176.0%**	**(0.07)**
HUF/US$ exchange rate as at the closing day of the period	190.81		203.65
GBP / US$ exchange rate as at the closing day of the period	1.8790		1.8262

(1) the calculation of fully diluted earnings per share includes 0 and 0 and options in first quarter of 2005 and 2004, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

PK5.

Consolidated Statements of Cash Flows for the three months ended on March 31, 2005 and 2004 (unaudited)

Figures in US$ thousands	March 31, 2005	March 31 2004
Net income	**(3,487)**	**(317)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,967	2,380
Amortization of deferred revenue	(384)	(384)
Amortization of debt discount	0	231
Amortization of deferred debt issuance cost	0	22
Warranties	(1,612)	(818)
Deferred income tax provision	(101)	494
Deferred debt issuance cost	0	0
Unrealized forward exchange (gain)/loss	0	(835)
Changes in assets and liabilities:		
Accounts receivable, net	1,833	5,950
Inventories	8,420	(2,109)
Prepaid expenses and others	1,696	(2,370)
Accounts payable	(3,155)	8,132
Accrued liabilities and others	(2,779)	(3,028)
Increase in obligations under residual value guarantees	18	18
Increase in deferred revenue	(1)	0
Other assets / (liabilities)	3	1
Net cash provided by / (used in) operating activities	**2,418**	**7,367**
Cash-flows from investing activities:		
Purchase of property and equipment	(506)	(2,124)
Purchase of business, net of cash	0	0
Net cash used in investing activities	**(506)**	**(2,124)**
Cash flows from financing activities:		
Net cash Provided by / (used in) financing activities	**486**	**(6,269)**
Effect of foreign exchange rates on cash	(129)	9
Net increase / (Decrease) in cash and cash equivalents	**2,268**	**(1,016)**
Cash & cash equivalents, beginning of period w/o overdraft	22,790	10,442
Cash & cash equivalents, end of period w/o overdraft	25,059	9,426

Overdraft, beginning of period	1,028	10,621
Overdraft, end of period	0	5,070
Net cash Provided by / (used in) overdraft	(1,028)	(5,551)

Reconciliation to BS		
Cash & cash equivalents, beginning of period	23,818	21,063
Cash & cash equivalents, end of period	25,059	14,496

3. Notes to the consolidated interim financial report

3.1 General Information

NABI Bus Industires Rt. ("NABI Rt." on a stand-alone basis and together with its subsidiaries, "the Group" or "NABI") is a company domiciled in the Republic of Hungary. The consolidated interim financial report of NABI for the quarter ended March 31, 2005 comprises NABI Rt. and its subsidiaries.

NABI is primarily a designer, manufacturer, assembler and marketer of urban transit buses for sale in the U.S. The Group also designs, manufactures, assembles and markets transit buses and coaches for sale in the U.K and in Hungary. The Group also manufactures and purchases bus parts for sale in the U.S. and the U.K. for its own buses and for buses of other manufacturers. In addition, the Group provides repair and maintenance services to U.K. bus operators. The Group's manufacturing and assembly activities take place in Hungary, the U.S. and the U.K.

The accompanying consolidated interim financial report of NABI as of and for the quarters ended March 31, 2005 and 2004 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of	
	March 31, 2005	**December 31, 2004**
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	100%	100%

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund Ltd., a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares were listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare"). As of March 31, 2005, 54% (December 31, 2004: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares are publicly traded.

PK1.

Audited	no
Consolidated	yes
Accounting policy	IFRS

3.2 Significant accounting Policies

The consolidated interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB). This is the Group's first consolidated interim financial report prepared in accordance with IFRSs and IFRS 1 has been applied. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet as of January 1, 2004 for the purposes of the transition to IFRSs.

Reconciliations of the key effects of the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided below.

Basis of preparation

The financial statements are presented in US dollars (US$), rounded to the nearest thousand. They are prepared on the historical cost basis except for the revaluation of certain assets.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of NABI Rt. and entities controlled by NABI Rt. (its subsidiaries) as of the reporting date of each financial statement. Control is achieved where NABI Rt. has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary North American Bus Industries, Inc. ("NABI, Inc.") and the wholly owned subsidiary of NABI Inc., Optare Holdings Limited ("Optare"). All significant intercompany accounts and transactions are eliminated on consolidation. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Foreign currency

The Group's presentation currency (the currency in which the financial statements are presented) is the U.S. Dollar ("US$").

NABI Rt.'s and NABI Inc.'s functional currency is the US$ which management believes to reflect the primary economic environment in which the entities operate and expend cash. NABI Rt. maintains its books in Hungarian Forint. Hungarian Forint and other foreign currency transactions are recorded, on initial recognition in US$, by applying to the Hungarian Forint (or another foreign currency) amount the spot exchange rate between the US$ and the Hungarian Forint (or another foreign currency) at the date of the transaction.
At each balance sheet date:
(1) monetary assets and liabilities that are denominated in Hungarian Forint (or another foreign currency) are translated into US$ at the closing foreign exchange rates prevailing at the balance sheet date;
(2) non-monetary assets and liabilities, principally inventories, prepaid expenses, plant, property and equipment, share capital, and any revenue and expenses related to these items, that are measured in terms of historical cost in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rate at the date of the transaction; and
(3) non-monetary assets and liabilities that are measured at fair value in Hungarian Forint (or another foreign currency) are translated into US$ using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during

the period or in previous financial statements are recognized in profit or loss (through other income / (expense)) in the period in which they arise.

When a gain or loss on a non-monetary item (e.g. the changes in fair value) is recognized directly in equity, any exchange component of that gain or loss is recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

Optare's functional currency is the British Pound ("GBP"). On consolidation, the assets and liabilities of Optare are translated into US$ at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

Forward exchange contracts are carried at fair value, which is their quoted market price at the balance sheet date. Such contracts do not qualify for hedge accounting and are accounted for as trading instruments.

Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost as deemed cost less accumulated depreciation and impairment losses. NABI uses the cost model as described by IAS 16 to account for all of its property plant and equipment. The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Property held under operating leases that would otherwise meet the definition of investment property may be classified as investment property on a property-by-property basis.

Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment except composite manufacturing tools, which are depreciated based on the number of units manufactured. Land is not depreciated. The residual value, if not insignificant, is reassessed annually. The estimated useful lives are as follows:

Buildings	20 to 50 years
Building and leasehold improvements	10 years
Plant and equipment	4 to 11 years

Composite manufacturing tools	400 units
Office furniture and equipment	5 to 11 years
Vehicles	4 to 7 years
Computer equipment	5 years
Demonstration and rental vehicles	4 to 6 years
Buses leased to customer	10 years

The Group leases certain equipment under finance leases, which are classified under property and equipment and depreciated using the straight-line method over the lease term. The related obligations are recorded as liabilities. The depreciation is included in depreciation expense.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and are included in property and equipment and depreciated on a straight line basis over their expected useful lives of ten years. The depreciation is included in the depreciation expense.

Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since January 1, 2003, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under US GAAP less capitalized development costs, which were not recognized under US GAAP and were subsumed within goodwill but have to be recognized under IFRSs. The classification and accounting treatment of business combinations that occurred prior to 1 January 2003 has not been reconsidered in preparing the Group's opening IFRS balance sheet at January 1, 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortized but is tested annually for impairment. Any impairment is recognized immediately in profit or loss and is not subsequently reversed. An explanation of the determination of goodwill related to the Optare acquisition is given below.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

Research and development

NABI does not engage in research activities as defined by IAS 38. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, would be recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Other intangible assets

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. Capitalized development costs have a useful life of 5 to 8 years.

Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. Any reserve for obsolete inventories has to be such that the resulting balance represents the lower of cost or net realizable value. When writing down inventories, NABI evaluates inventories item by item. When evaluating whether a particular item of inventory should be written down, management, based on past experience and future expectations, takes into consideration the purpose for which the item of inventory is held.

Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Impairment of tangible and intangible assets (excluding goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a

pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Notes and other interest-bearing borrowings with conversion options

Notes and other interest-bearing borrowings that can be converted to share capital at the option of the holder of warrants issued in conjunction with such notes and borrowings - if the number of shares issued does not vary with changes in their fair value - are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the notes and borrowings is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

NABI has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended December 31, 2004. US GAAP has continued to be applied to financial instruments in this period. The Group has, therefore, adopted IAS 32 and IAS 39 on January 1, 2005 and has consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

To the extent that the liability element of a compound financial instrument was no longer outstanding as of January 1, 2005, the date of the initial application of IAS 32 and IAS 39, the amounts within equity that are attributable to the equity and liability elements have not been identified separately.

Interest-bearing borrowings without a conversion option

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Employee benefit plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred. No entity within the Group sponsors any defined benefit plans.

Share-based payment transactions

In June 1997, shareholders of NABI Rt. approved an employee share option plan, which has been amended on April 27, 2004. Under the terms of the plan, the Board of Directors can grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on

which the option is granted. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant. As of January 1, 2004, the date of transition to IFRSs, the Group had 229,400 outstanding options. The Group has not granted any shares, share options or other equity instruments between November 7, 2002 and January 1, 2004, the date of transition to IFRSs. NABI shall apply the requirements of IFRS 2 Share-based Payments prospectively from the date of transition to IFRSs.

From January 1, 2004, the fair value of options granted shall be recognized as an employee expense with a corresponding increase in equity. The fair value of options granted shall be measured at grant date using the Black-Scholes-Merton model, taking into account the terms and conditions upon which the options were granted and the expected life of the options.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. The warranty period for buses sold is specifically stated in the contract with the individual customer. Warranty terms and periods for major components typically correlate to the warranty terms and provisions provided to the Group by the component's manufacturer.

Mechanical	NABI - 1 year or 50,000 miles, whichever occurs first (extended warranty may be provided as an option)
	Optare – 1 year for the complete vehicle with an additional year, subject to a limit of 125,000 miles, for certain driveline components (extended warranty may be provided as an option)
Structural defects in the bus shell	3 years
Rust and corrosion	12 years

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Trade and other payables

Trade and other payables are stated cost.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and the related revenue on such sales is deferred, equals the difference between the initial sales price and the net present value of the future repurchase obligation, and is recognized as income in equal installments over the period until the first date on which the option can be exercised by the customer. The deferred revenue and the Group's obligation under the buy-back option are reported as long-term liabilities.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Government grants

NABI Rt. received certain government grants as a subsidy towards the financing of the investment in the composite shell plant in Kaposvár, Hungary. The Company has a contingent liability to repay, in whole or in part, the grants received in the event that the Company does not meet certain defined criteria. Government grants are recognized in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Since the above grants compensate the Group for the cost of assets, they are recognized in the income statement as other income on a systematic basis over the useful life of the related assets.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Interest Income / Expense

Borrowing costs include interest on bank overdrafts, short-term and long-term borrowings, amortization of discounts or premiums relating to borrowings, amortization of transaction costs incurred in connection with the arrangement of borrowings, finance charges in respect of finance leases recognized, and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. NABI uses the benchmark treatment of IAS 23, and recognizes borrowing costs as an expense in the period in which they are incurred. Interest income is recognized in the income statement as it accrues, using the effective interest method.

3.3 Conversion of US GAAP reports to IFRS

Conversion of Consolidated US GAAP Balance Sheet as at March 31, 2004 to IFRS (unaudited)

	Notes	March 31, 2004 USGAAP	IFRS adjustments	March 31, 2004 IFRS
Cash and cash equivalents		14,496		14,496
Receivables		52,150		52,150
Inventories		100,520		100,520
Deferred income taxes	a	7,973	(7,973)	0
Prepaid expenses and others		9,649		9,649
Total current assets		**184,788**	**(7,973)**	**176,815**
Intangible assets	b	0	4,682	4,682
Property and equipment, net		57,399		57,399
Goodwill	c	18,728	(2,024)	16,704
Deferred debt issue cost		161		161
Deferred income taxes	a	3,671	7,976	11,647
Others		133		133
Total NON-Current assets		**80,092**	**10,634**	**90,726**
Total assets		**264,880**	**2,661**	**267,541**
Short-term debt		119,116		119,116
Accounts payable		51,118		51,118
Warranties		14,787		14,787
Accrued and other liabilities		8,466		8,466
Deferred income taxes	a	1,016	(1,016)	0
Total current liabilities		**194,503**	**(1,016)**	**193,487**
Long-term notes and capital lease obligations, net of debt discount		333		333
Obligations under residual value guarantees	d	3,046	(197)	2,849
Deferred revenue	d	3,886	190	4,076
Deferred income taxes	a	1,691	1,970	3,661
Total non-current liabilities		**8,956**	**1,963**	**10,919**
Share capital		25,474		25,474
Additional paid in capital		25,612		25,612
Accumulated income	e	9,808	1,948	11,756
Accumulated other comprehensive income	f	527	(235)	292
Total shareholders' equity		**61,421**	**1,714**	**63,135**
Total liabilities and shareholders' equity		**264,880**	**2,661**	**267,541**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the three months ended March 31, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Notes	March 31, 2004 USGAAP	IFRS adjustments	March 31, 2004 IFRS
Net sales		93,882		93,882
Deferred revenue	d	366	18	384
TOTAL REVENUE		**94,248**	**18**	**94,266**
Cost of Sales		(87,292)		(87,292)
GROSS PROFIT		**6,956**		**6,974**
Gross margin (%)		*7.38*		*7.40*
Selling, General & Administrative Expenses	b	(9,757)	644	(9,113)
Operating income		**(2,801)**	**662**	**(2,139)**
Operating margin (%)		*(2.97)*		*(2.27)*
Other income / (Expense) net		3,253		3,253
Amortization of debt discount		(231)		(231)
Amortization of deferred debt issue cost		(22)		(22)
Interest income		22		22
Interest expense	d	(1,127)	(18)	(1,145)
INCOME BEFORE INCOME TAX		**(906)**	**644**	**(262)**
Income tax (expense) / benefit	a	36	(91)	(55)
NET INCOME		**(870)**	**553**	**(317)**
Net margin (%)		*(0.92)*		*(0.34)*
Currency translation adjustment (loss) / gain	f	(19)	28	9
Comprehensive income		**(889)**	**(581)**	**(307)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(0.19)**		**(0.07)**
Weighted average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(0.19)**		**(0.07)**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Conversion of Consolidated US GAAP Balance Sheet as at Jan 1, 2004 to IFRS (unaudited)

	Notes	Jan 1, 2004 USGAAP	IFRS adjustments	Jan 1, 2004 IFRS
Cash and cash equivalents		21,063		21,063
Receivables		58,100		58,100
Inventories		98,411		98,411
Deferred income taxes	a	8,381	(8,381)	0
Prepaid expenses and others		6,447		6,447
Total current assets		**192,402**	**(8,381)**	**184,021**
Intangible assets	b		3,997	3,997
Property and equipment, net		58,340		58,340
Goodwill	c	18,728	(2,024)	16,704
Deferred debt issue cost		183		183
Deferred income taxes	a	3,771	8,384	12,155
Others		132		132
Total NON-Current assets		**81,154**	**10,357**	**91,511**
Total assets		**273,556**	**1,976**	**275,532**
Short-term debt		29,456		29,456
Accounts payable		42,986		42,986
Warranties		15,605		15,605
Accrued and other liabilities		11,494		11,494
Deferred income taxes	a	654	(654)	0
Total current liabilities		**100,195**	**(654)**	**99,541**
Long-term notes and capital lease obligations, net of debt discount		101,581		101,581
Obligations under residual value guarantees	d	3,046	(215)	2,831
Deferred revenue	d	4,252	208	4,460
Deferred income taxes	a	2,170	1,505	3,675
Total non-current liabilities		**111,049**	**1,498**	**112,547**
Share capital		25,474		25,474
Additional paid in capital		25,612		25,612
Accumulated income	e	10,679	1,395	12,074
Accumulated other comprehensive income	f	546	(263)	283
Total shareholders' equity		**62,311**	**1,132**	**63,443**
Total liabilities and shareholders' equity		**273,556**	**1,976**	**275,532**

Conversion of Consolidated US GAAP Balance Sheet as at Dec 31, 2004 to IFRS (unaudited)

	Notes	Dec 31, 2004 USGAAP	IFRS adjustments	Dec 31, 2004 IFRS
Cash and cash equivalents		23,818		23,818
Receivables		63,508		63,508
Inventories		78,203		78,203
Deferred income taxes	a	912	(912)	912
Prepaid expenses and others		3,958		3,958
Total current assets		**170,399**	**(912)**	**169,487**
Intangible assets	b		2,923	2,923
Property and equipment, net		50,728		50,728
Goodwill	c	2,691	(1,187)	1,504
Deferred debt issue cost		2,259		2,259
Deferred income taxes	a	2,312	912	3,224
Others		124		124
Total NON-Current assets		**58,114**	**2,649**	**60,763**
Total assets		**228,513**	**1,737**	**230,249**
Short-term debt		105,814		105,814
Accounts payable		76,925		76,925
Warranties		26,670		26,670
Accrued and other liabilities		11,391		11,391
Deferred income taxes	a	794	(794)	0
Total current liabilities		**221,594**	**(794)**	**220,800**
Long-term notes and capital lease obligations, net of debt discount		240		240
Obligations under residual value guarantees	d	3,046	(142)	2,904
Deferred revenue	d	2,787	136	2,923
Deferred income taxes	a	1,784	1,499	3,283
Total non-current liabilities		**7,857**	**1,493**	**9,350**
Share capital		25,474		25,474
Additional paid in capital		28,027		25,612
Accumulated income	e	(55,281)	376	(54,904)
Accumulated other comprehensive income	f	841	(175)	666
Total shareholders' equity		**(939)**	**1,038**	**(737)**
Total liabilities and shareholders' equity		**228,513**	**1,737**	**230,249**

Conversion of Consolidated Statements of US GAAP Income and Comprehensive Income to IFRS for the twelve months ended December 31, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	Notes	December 31, 2004 USGAAP	IFRS adjustments	March 31, 2004 IFRS
Net sales		377,526		377,526
Deferred revenue	d	1,465	72	1,537
TOTAL REVENUE		**378,991**	**72**	**379,063**
Cost of Sales		(375,921)		(375,921)
GROSS PROFIT		**3,070**	**72**	**3,142**
Gross margin (%)		0.81		*0.83*
Selling, General & Administrative Expenses	b	(47,558)	(1,200)	(48,758)
Impairment of goodwill	c	(16,037)	837	(15,200)
Operating income		**(60,525)**	**(290)**	**(2,139)**
Operating margin (%)		(15.97)		*(2.27)*
Other income / (Expense) net		8,867		8,867
Amortization of debt discount		(1,166)		(1,166)
Amortization of deferred debt issue cost		(681)		(681)
Interest income		102		102
Interest expense	d	(4,836)	(73)	(4,909)
INCOME BEFORE INCOME TAX		**(58,239)**	**(363)**	**(58,602)**
Income tax (expense) / benefit	a	(7,720)	181	(7,539)
NET INCOME		**(65,959)**	**(182)**	**(66,141)**
Net margin (%)		(17.40)		*(17.45)*
Currency translation adjustment (loss) / gain	f	295	(175)	120
Comprehensive income		**(65,664)**	**(357)**	**(66,021)**
E.O.P. Number of shares (HUF 1,000 per share)		4,624,600		4,624,600
Earnings/(Loss) Per share		**(14.26)**		**(0.07)**
Weighted-average number of shares outstanding: diluted		4,624,600		4,624,600
Diluted earnings/loss) per share		**(14.26)**		**(0.07)**

Conversion of the Consolidated IFRS closing Balance Sheet as at Dec 31, 2004 to the IFRS opening Balance Sheet as at January 1, 2005 to comply with IAS 32 and IAS 39 (unaudited)

	Notes	Dec 31, 2004 IFRS closing	IFRS adjustments	Jan 1, 2005 IFRS opening
Cash and cash equivalents		23 818		23 818
Receivables		63 508		63 508
Inventories		78 203		78 203
Deferred income taxes		0		0
Prepaid expenses and others		3 958		3 958
Total current assets		169 487		169 487
Intangible assets		2 923		2 923
Property and equipment, net		50 728		50 728
Goodwill		1 504		1 504
Deferred debt issue cost	g	2 259	(2 259)	0
Deferred income taxes		3 224		3 224
Others		124		124
Total NON-Current assets		60 763	(2 259)	58 504
Total assets		230 249	(2 259)	227 990
Short-term debt	g	105 814	(1 725)	104 089
Accounts payable		76 925		76 925
Warranties		26 670		26 670
Accrued and other liabilities		11 391		11 391
Deferred income taxes		0		0
Total current liabilities		220 800	(1 725)	219 075
Long-term notes and capital lease obligations, net of debt discount		240		240
Obligations under residual value guarantees		2 904		2 904
Deferred revenue		2 923		2 923
Deferred income taxes	g	3 283	130	3 413
Total non-current liabilities		9 350	130	9 480
Share capital		25 474		25 474
Additional paid in capital	g	28 027	(5 262)	22 765
Accumulated income	g	(54 067)	4 597	(49 470)
Accumulated other comprehensive income		666		666
Total shareholders' equity		100	(665)	(565)
Total liabilities and shareholders' equity		230 250	(2 259)	227 991

a) Under IFRSs, NABI does not classify deferred tax assets (liabilities) as current assets (liabilities).

i. Under IFRSs, the following items increase deferred income tax liability:
1. capitalization of development costs of Optare (note b)
2. capitalization of development costs of NABI Rt. (note b)

At the date of transition to IFRSs, the opening IFRS balance sheet excludes all research and development costs that do not meet the criteria for recognition under IAS 38 Furthermore, it includes all intangible assets that meet the recognition criteria in IAS 38 at that date, except for intangible assets acquired in a business combination that were not recognized in NABI's consolidated balance sheet under US GAAP and also would not qualify for recognition under IAS 38 in the separate balance sheet of the

acquiree. Under USGAAP no development costs were capitalized, and as a result of the Group applying IFRSs capitalized development cost of US$3,997 were recognized as of Jan 1, 2004.

b) In accordance with the above accounting policy, expenditures on development activities were capitalized only if the resulting product or process was deemed technically and commercially feasible and the Group had sufficient resources to complete development. The above balance represents the amortized cost of intangible assets.

c) In February 9, 2000, NABI, Inc., the subsidiary of NABI Rt., acquired 100% of the stock of Optare Holdings Ltd. for a consideration of US$28.373 million, including expenses of US$2.389 million. The acquisition was accounted for using the purchase method of accounting. Goodwill arising on the acquisition was US$19.093, which was amortized using the straight-line method over 20 years. Amortization, under US GAAP, ceased effective January 1, 2002 when the carrying amount of goodwill was US$18.728 million. As of January 1, 2004, under US GAAP, the value of goodwill was still US$18.728 million, as the impairment tests conducted under US GAAP from January 1, 2002 to January 1, 2004 did not indicate that any impairment existed. In accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, the Group has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before January 1, 2004, the date of transition to IFRSs, and has not elected to apply IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRSs. Since IAS 38 Intangible Assets requires development costs that meet the recognition criteria of the standard to be capitalized, and such costs were not capitalized under US GAAP but were expensed as incurred, the capitalized development costs that Optare would have included in its standalone IFRS balance sheet as of the date of the acquisition by NABI, has been deducted from the amount of goodwill arising on acquisition as such development costs represented an intangible asset that was subsumed in recognized goodwill under US GAAP. As of January 1, 2004, the date of transition to IFRSs, the carrying amount of goodwill has been adjusted to reflect the recognition of capitalized development costs of Optare. Other than capitalized development costs, all the assets and liabilities of Optare were identified as of the date of acquisition, and no further modification of the carrying amount of goodwill as of January 1, 2004 was necessary.

d) In accordance with the Group's IFRS accounting policy - in case of buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date – deferred revenue equals the difference between the initial sales price and the net present value of the future repurchase obligation. Since, under US GAAP, residual value obligations were presented at their future value and remained the same throughout the life of the obligations, as of the date of transition to IFRSs, the carrying amount of deferred revenues and obligations under residual value guarantees had to be changed to comply with the requirement of IFRSs to present provisions at their present values if the effect of the time value of money is material. Under IFRSs, residual value obligations are amortized, and the increase in the balance of such obligations from period to period is charged to interest expense. The balance of residual value guarantees under IFRSs decreased by US$215,000 as of January 1, 2004 and by US$142,000 as of December 31, 2004 as compared to the previous US GAAP values. The balance of deferred revenue increased by US$ 208,000 as of January 1, 2004 and by US$136,000 as of December 31, 2004 due to the transition to IFRSs. As of the date of transition to IFRSs, accumulated income increased by $6,000 to reflect the net difference between US GAAP and IFRS amortization of deferred revenue and residual value obligations. In the year ended December 31, 2004, the net effect of the different amortization of deferred revenue

and residual value obligations under US GAAP and IFRSs on net income amounted to US$ 3,000.

e) The adjustments to retained earnings as of January 01, 2004 were as follows:

i.	Net adjustment of development costs (note b)	1,386
ii.	Deferred revenue (note d)	9
	Total adjustment to retained earnings	1,395

f) The adjustment to accumulated comprehensive income is attributable to the development cost capitalization at Optare.

g) The adoption of IAS 32 and IAS 39 on January 1, 2005 resulted in the restatement of the 2005 opening balance sheet in compliance with these standards. Subsequent to the adoption of these standards, the Group's senior notes payable, certain loans, and the related warrants were classified as compound financial instruments based on the substance of the contractual agreements. Such instruments were split into liability and equity components. The debt component represents the future contractual cash flows discounted at the market rate prevailing at the date of issue for notes and loans with the same maturity that do not have equity components. The equity component represents the value of the option to convert the notes and loans into ordinary shares of NABI Rt., and is measured as the difference between the proceeds of the issue and the debt component as remeasured under IFRSs. For the purposes of the transition to IFRSs, NABI performed a retrospective calculation of the debt and equity components of its notes and loans at the issue date, based on which the value of the equity component to be recognized at January 1, 2005 was US$ 2.5 million. Under US GAAP, the value of the equity component (i.e. the warrants) was accounted for as a credit to additional paid in capital offset against the par value of senior notes payable and loans (debt discount). This US GAAP value of the warrants (US$ 7.7 million) was derecognized as of January 1, 2005, which, together with the above recognition of the US$2.5 million IFRS equity component resulted in a net US$ 5.3 million decrease in additional paid in capital. Under US GAAP, the Group also had recognized deferred debt issuance costs that had been amortized using the effective interest method over the life of the related senior notes payable and related loans. Such US GAAP debt issue costs were also derecognized as of the adoption of IAS 32 and IAS 39 and, under IFRSs debt issue costs directly attributable to issuance of debt were deducted from the initial value of the debt and equity components. The adjustments to short-term debt, deferred income taxes and accumulated income shown by the January 1, 2005 IFRS reconciliation above are due to the fact that all of the Group's loans and notes are measured at amortized cost in compliance with IFRSs.

4. Financial Review

PK2. Companies under consolidation

Name	Issued Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned
Optare Holdings Ltd. (1)	GBP 4.24 million	100%	100%	Fully owned

(1) Optare Holdings Ltd owned by NABI Inc.

PK6. Significant off-balance-sheet liabilities (US$ thousands)

Description	Total amounts Committed	Amount of Commitment Expiration Per period: Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	23,055	18,055	5,000	-	-
Royalty	350	350	-	-	-

Total commitments	24,405	18,405	5,000	-	-

NABI has initiated the termination of the exclusivity regarding the composite bus manufacturing, therefore the Company does not expect to pay royalty after September 30, 2005.

4.1 Total Revenue

Net sales of buses and spare parts were US$89.0 million (including US$ 0.1 million other sales) in the first quarter of 2005, a 5.6 percent decrease over the same period of 2004. The reasons behind this decreased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$69.6 million (excluding deferred revenue) of which US$47.1 million was derived from the United States market, US$21.8 million from the UK market, and US$0.8 from the Hungarian market. The year-on-year 12.4% decrease is primarily due to the sale of lower priced models and the lower sales volume.

Spare parts and aftermarket services revenue was US$18.9 million during the first quarter of 2005, a 32.7 percent increase over the comparable period of 2004.

Total revenue in the first quarter of 2005 and 2004 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized in the first quarter of 2005 and 2004 was US$0.4 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales in the first quarter of 2005 decreased 6,4 percent to US$81.7 million from US$87.3 million for the same period of 2004.

Primary reasons for the decrease relate to the lower sales volume and prior provisions made as of the end of last year.

Gross profit for the first quarter of 2005 was US$7.3 million, resulting in an increase of 4 percent or approximately US$0.3 million compared to a gross profit of US$7.0 million in the same period of 2004. This is mainly due to the fact that parts division sales and UK bus sales represented a higher proportion of total sales in the current period than in the same period last year.

4.3 Operating Income

SGA expenses for the first quarter of 2005 increased by US$0.8 million to US$9.9 million compared to the same period of 2004, an increase of 8.2 percent. This increase is mainly attributable to the consulting and legal expenses related to the restructuring. Costs related to the restructuring of the Group's finances in the first quarter amount to US$1.9 million. As a part of the restructuring, NABI entered into consulting contracts in connection with services provide by two of its board members. In the first quarter of 2005, the Group received invoices from these related parties totaling US$0,2 million of which outstanding invoices totaled US$0 as of March 31, 2005.

The Group recorded an operating loss of US$2.6 million in the first quarter of 2005 compared to an operating loss of US$2.1 million in the same period of 2004. The higher operating loss is attributable to the increase in SGA expenses explained above.

4.4 Amortization of deferred debt issuance cost and debt discount

Since NABI adopted IAS 32 and IAS 39 on January 1, 2005, deferred debt issuance cost and debt discount amortizations were eliminated. Under IFRS, amortization of loans is charged to interest expense.

4.5 Other Income (Expense), Net

Other income was US$1.0 million for the first quarter of 2005, as compared with US$3.3 million for the same period in 2004. No open forward contracts were outstanding at the end of first quarter of 2005, because the Group is limited in its ability to enter into new forward contracts as a result of changes in the Company's financial agreements, which were signed in April 2004. In the first quarter of 2004 NABI earned US$2.5 million of realized and unrealized gains on forward currency contracts. As a result of the cessation of the composite production, NABI has ceased to recognize deferred income from January 1, 2004.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

As a result of the restructuring charges and the lack of the forward contracts, the consolidated EBITDA of the Group was US$0.5 million for the first quarter of 2005. Consolidated EBITDA was US$3.2 million in the same period in 2004. As defined by the Group, the amortization includes – among others – the amortization/accretion of goodwill.

4.7 Loss Before Income Tax

The loss before income tax was US$3.5 million for the three months ended March 31, 2005 compared with the US$0.3 million in 2004.

4.8 Net Income

The Group reported a net loss of US$3.5 million for the three months ended March 31, 2005 compared to a net loss of US$0.3 million in the same period of 2004. NABI substantially has abandoned the recognition of the deferred tax assets as a result of the future uncertainty of these assets.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents increased by US$1.2 million to US$25.1 million compared to the twelve months of 2004 partly attributable to the significant decrease in overdraft.

4.9.2 Receivables

Receivables decreased 2.9 percent to US$61.7 million as of March 31, 2005 compared to US$65.5 million as of December 31, 2004.

4.9.3 Inventories

Inventories decreased by US$8.4 million, or 10.8 percent from December 31, 2004 to March 31, 2005 resulting from a focus on the cash generation through inventory reduction.

4.9.4 Deferred income taxes

Deferred income taxes decreased by US$0.3 million to US$2.9 million from US$3.2 million.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$2.2 million as of March 31, 2005, a decrease of 42.8 percent compared to December 31, 2004. This decrease is mainly due to the lack of unrealized gain on forward contracts at the end of March 2005.

4.9.6 Property and equipment, net

Property and equipment amounted to US$49.4 million as of March 31, 2005, a decrease of 2.7 percent compared to December 31, 2004.

4.9.7 Intangible assets

Under USGAAP no development costs were capitalized. As a result of the Group having applied IAS 38, capitalized development cost of US$4,0 million were recognized as of Jan 1, 2004. Intangible assets amounted to US$2,9 million as of March 31, 2005, a decrease of 3.6 percent compared to December 31, 2004.

4.9.8 Deferred debt issue cost

Deferred debt issue cost was US$0 million as of March 31, 2004, US$2.3 million less than as of December 31, 2004. The decrease is due to the fact that the Group adopted IAS 32 and IAS 39 on January 1, 2005 and deferred debt issue costs were derecognized as of that date. As described above, under the new standards, the relevant amount of issue costs were deducted from the fair value of the liability and equity components of financial instruments and have been amortized through interest expense according to the effective interest method.

4.9.9 Short-term debt

Short-term debt was US$103.6 million as of March 31, 2005, a decrease of US$2.8 million compared to the balance of short-term debt as of December 31, 2004 mainly due to the application of IAS 32 and IAS 39 as of January 1, 2005 and a decrease in Optare's usage of its overdraft facility. On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in earlier annual and interim reports. NABI repaid US$12.0 million to the financiers in February 2004, US$ 2.0 million in June 2004, and US$8.0 million in September 2004. As of September 30, 2004, December 31, 2004, and March 31, 2005, the Group did not meet certain quarterly covenant tests set forth in its financial agreements. In accordance with US GAAP and IFRSs, the Company has reclassified its long-term debt as short-term. In January 2005, NABI signed a Forbearance Agreement with its lenders, which was valid until March 31, 2005. Subsequently, the agreement was extended until May 2, 2005. In connection with the restructuring program, which is supported by the lenders, the Company has been engaged in on-going negotiations with a view to agreeing amended financing arrangements.

4.9.10 Accounts payable

Accounts payable decreased by 4.1 percent since December 31, 2004, from US$76.9million to US$73.8 million.

4.9.11 Warranty provisions

Warranty provisions decreased by 6.0 percent to US$25.1 million as of March 31, 2005 compared to US$26.7 million as of December 31, 2004; primarily due to (i) reversal of additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years.

4.9.12 Accrued and other liabilities

Accrued and other liabilities were US$8.6 million at the end of first quarter in 2005, compared to the US$11.4 million by the end of 2004.

4.9.13 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations amounted to US$0.2 million as of March 31, 2005 and as of December 31, 2004. The small amount is attributable to the fact that all long-term notes and loans were classified as short-term due to the reasons outlined with regard to short-term debt.

4.9.14 Obligations under residual value guarantees

Obligations under residual value guarantees increased by US$9,000 reflecting the adjustment to the present value of the obligations during the period ended March 31, 2005. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.15 Deferred revenue

Deferred revenue decreased by US$0.4 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement for the period ended March 31, 2005.

4.9.16 Accumulated loss

Accumulated loss was US$53.0 million as of March 31, 2005, as compared to an accumulated loss of US$54.1 million as of December 31, 2004, which represents a decrease of US$1.1 million in accumulated loss. This decrease is attributable to a the net effect of the net loss of US$3.5 million generated by the Group during the period and the US$4.6 million downward adjustment of the accumulated loss as of January 1, 2005 due to the application IAS 32 and 39 as of the same date as described above.

5. Shareholder Structure

RS1. Ownership structure, Ratio of Holdings and Votes (1)

Type	January 1, 2005		March 31, 2005	
	%	Shares	%	Shares
Domestic institutions	13.01	601,619	10.26	474,604
Foreign institutions	56.51	2,613,209	56.51	2,613,209
Domestic & Foreign individuals (2)	0.00	0	0.00	0
Domestic depositaries, brokers	24.61	1,138,115	28.12	1,300,665
Foreign depositaries, brokers	5.60	259,186	4.85	224,176
Government related	0.01	971	0.00	446
Employees, senior officers	0.25	11,500	0.25	11,500
Other (3,4)	0.00	0	0.00	0
TOTAL:	**100.00**	**4,624,600**	**100.00**	**4,624,600**

Notes: *(1) Voting percentages are the same as ownership ratios*
(2) Although individuals are not registering themselves, its likely that they are holding shares at depositaries and brokers
(3) No shares of the company are held by international development institutions
(4) No treasury shares
(5) All issued shares are listed on the stock exchange

RS2. Neither the Company nor its subsidiaries have owned any NABI Rt. shares.

RS3. Shareholders owning more than 3% of all outstanding and listed shares

Name	Origin	Activity	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Institutional	2,500,000	54.06%	Financial inv'
Citibank Rt. (6 accounts)	Domestic	Institutional	284,757	6.16%	Depositary
Erste Securities	Domestic	Institutional	224,493	4.85%	Broker
Buda-Cash Brókerház Rt.	Domestic	Institutional	194,590	4.21%	Broker
Inter-Európa Securities	Domestic	Institutional	168,106	3.64%	Broker
Generali Gold Inv' Fund	Domestic	Institutional	150,924	3.26%	Financial inv'

Note: *Voting percentages are the same as ownership ratios*

6. The Group's Structure and Operation

TSZ2. Employee headcount

	March 31, 2004	June 30, 2004	Sept' 30, 2004	Dec' 31, 2004	January 1, 2005	March 31, 2005
NABI Rt.	905	865	838	735	735	666
NABI Inc.	707	663	655	622	622	516
Optare Holdings Ltd.	427	463	485	498	498	524
TOTAL:	**2,039**	**1,991**	**1,978**	**1,855**	**1,855**	**1,706**

TSZ3. Senior officers, strategic employees

Name	Position	Beginning of mandate	End of mandate	Share ownership
Martin Adams	Chairman of the BoD	April 27, 2004	May 31, 2005	0
G.K van der Mandele	Member of the BoD, Chairman of the Remuneration and Nomination Committee	April 27, 2004	May 31, 2005	0
András Rácz	Member of the BoD, NABI Rt. CEO	1992	May 31, 2005	11,500
Tamás Felsen	Independent director Chairman of the Budget&Audit Committee	March 31, 1997	May 31, 2005	0
Márk Pejacsevich	Independent director	March 31, 1997	May 31, 2005	0
Russell Richardson	Member of the BoD	April 27, 2000	May 31, 2005	0
Charles A. Huebner	Chairman of the Supervisory Board	March 31, 1997	May 31, 2005	0
László Blága	Member of the Supervisory Board	March 31, 1997	May 31, 2005	0
János Kálmán	Member of the Supervisory Board	April 27, 2000	May 31, 2005	0
Lajos Kenyeres	Member of the Supervisory Board	April 27, 2000	May 31, 2005	0
Zoltán Szőke (1)	Member of the Supervisory Board	April 27, 2000	January 31, 2005	0
Peter Horvath	NABI Rt. Chief Financial Officer	1995	indefinite	0
Total shareholding				11,500

(1) Note: Mr. Szőke's membership terminated in line with his employment contract as of January 31, 2005

7. Other Items

7.1 Changes after the period

NABI Rt. opened the Shareholders' Annual General Meeting on 29 April and after discussion of the first agenda item, the shareholders suspended the meeting until 27 May, 2005.

As a result of the significant restructuring charges in 2004, the equity of NABI Rt. declined to a level below two-thirds of the registered capital. The Board of NABI Rt. proposes at the Annual General Meeting to reduce the registered capital in order to comply with the capital requirements of the Hungarian Companies Act. The exact extent of capital reduction will depend on the amount of book equity shown in the final, audited financial statements prepared in accordance with Hungarian law.

According to the 2004 unaudited standalone financial statement prepared in accordance with the Hungarian accounting rules, the book equity of the Company has fallen below two-thirds of its registered capital, to HUF 514,127,000. The Board of Directors proposes to the General Meeting pursuant to section 243(1)(a) of the Companies Act to decrease the Company's registered capital of HUF 4,624,600,000 by HUF 4,106,644,800 to HUF 517,955,200. The Board of Directors proposes to decrease the registered capital, without changing the number of the shares, by reducing the nominal value of the shares from HUF 1000 to HUF 112. These figures are subject to change until the audit report is not issued.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007
1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.2 News Releases of NABI Rt. (ST1.)

Date	Subject
January 10	Workforce Reduction at NABI Rt.'s Kaposvar factory
January 12	2004 bus sales performance of NABI
March 24	Invitation to NABI Rt.'s Annual General Meeting of Shareholders
March 24	Letter to Shareholders
April 06	Supplement to the invitation to the AGM of NABI Rt.
April 08	Declaration on Corporate Governance Practices
April 12	Q1 2005 bus sales performance and new bus sales of NABI
April 14	Proposals for the NABI AGM
April 14	FHF's proposals for the NABI AGM
April 29	One-day walkout at NABI Rt.'s Budapest factory
April 29	Suspension and Resolutions of the Annual General Meeting of NABI Rt.
May 02.	Settlement with the Union

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

Q4 2004

NABI

INTERIM REPORT

Q4 2004

February 11, 2005

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

DRAFT
INTERIM REPORT
Q4 2004

Summary

In the fourth quarter of 2004, NABI announced that its Board of Directors had approved measures to implement a comprehensive restructuring of operations for the purpose of reducing costs, improving financial and operating performance, increasing competitiveness and reducing debt. The Group also announced that the New York-based firm of Conway, Del Genio, Gries & Co., LLC ("CDG") had been engaged to provide restructuring and financial advisory services in conjunction with the restructuring. In its financial results for the quarter and year ended December 31, 2004, the Board has decided to take significant charges associated with the restructuring, most of which are non-cash in nature. In connection with the restructuring, significant progress has been made in preparing a long-term strategic business plan, implementing wide-ranging organizational changes and focusing on improving operational performance.

The Group's lenders are supporting the restructuring initiatives and have agreed to forebear covenant defaults related to its borrowing agreements. Since initiation of the restructuring, the Company has been in ongoing discussions with the lenders with a view to amending its financing arrangements prior to the issuance of its audited financial statements for the year ended December 31, 2004.

Consolidated revenue for the fourth quarter of 2004 was US $103.5 million, compared with US $101.1 million in the same period last year. Total vehicle deliveries in the fourth quarter were 348 units compared with 339 units in the prior year period. Total restructuring-related charges and provisions recorded in the fourth quarter of 2004 were US $39.0 million, most of which are non-cash related.

Consolidated revenue for the year ended December 31, 2004 was US $379.0 million, up from US $320.1 million in 2003. The growth in annual revenue was attributable to an increase in bus sales, from 1,149 units to 1,227 units, and higher average unit selling values. Aftermarket parts and service sales grew by 32.5 percent in 2004 to US $62.2 million from US $47.0 million.

Primarily as a result of the charges associated with the restructuring, the operating loss for the year ended December 31, 2004 increased significantly to US $57.5 million from an operating loss of US $23.7 million in the prior year. In addition, the Company recorded additional provisions for potential warranty costs and expected losses on unprofitable contracts to be completed in 2005, and established reserves against obsolete and slow-moving inventory. The net loss for the year was also impacted by the required accounting treatment for income taxes and deferred taxes.

In December 2004, the Group announced the decision of the U.S. Federal Transportation Administration refusing to renew the "Buy America" waiver for the shell. As a result of this decision, together with a limited CompoBus® order book and expected continuation of significant operating losses, the Group plans to cease production of the CompoBus® at Kaposvár in 2005 upon completion of current commitments to customers, while the Company explores alternatives for the product and the facility. The cessation of CompoBus® production is expected to improve the Group's future financial performance and cash flow.

In the fourth quarter of 2004, the Group implemented significant personnel reductions in the U.S. and Hungary in order to streamline operations and reduce costs. Changes in the U.S. operating management have resulted in positive trends in productivity, efficiency and bus deliveries. Improvements in deliveries and working capital management have resulted in an inventory reduction of approximately US $20 million at December 31, 2004 compared with the prior year-end.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

The pilot and test vehicles for the Los Angeles contract for 60 foot BRT articulated buses were delivered on schedule in 2004. Shell production for this contract is underway in Budapest and assembly in the U.S. operation is expected to commence on schedule in March 2005.

In a very competitive U.K. market, the registrations of heavy-duty buses fell by 9 percent in 2004 compared to the previous year. However, Optare successfully increased its market share of the depressed market from 9 percent in 2003 to 13 percent in 2004, principally through the expansion of its Solo range of low floor buses. Delivery of Optare buses to Denmark commenced in the fourth quarter following the appointment of a dealer in that country and as orders were received from Arriva for buses to operate in Copenhagen.

During the coming months, the Group's focus will be to continue to improve core operations and the implementation of the restructuring program. In addition to pursuing previously identified restructuring measures, the Group will investigate the possible sale of certain non-core assets and implement other measures designed to enhance the value and performance of its operations.

As a result of the significant restructuring charges in 2004, NABI Rt.'s equity, on the basis of unaudited financial statements and determined in terms of Hungarian accounting law, decreased to a level below two-thirds of the registered capital. Accordingly, the Board of NABI Rt. will propose at the forthcoming Annual General Meeting certain measures in order to comply with the capital requirements of the Hungarian Companies Act. The exact extent of capital reduction will depend on the amount of book equity shown in the final, audited financial statements prepared in accordance with Hungarian law.

This interim report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc" and "Optare Holdings Ltd." ("Optare"), during the fourth quarter and year ended December 31, 2004.

The consolidated flash report is based upon U.S. GAAP and contains data and statements regarding the reporting period that are correct to the best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the Group and known to management has been included in this report. Forecasted future events can be influenced by unforeseeable risks.

February 11, 2005

András Rácz
Chief Executive Officer

J. Daniel Garrett
Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During fiscal year 2004 the NABI Group sold 1,227 vehicles compared to 1,149 vehicles in 2003. On a 40-foot equivalent basis, deliveries in the USA increased year-on-year due to the fact that a significant portion of the technical problems, which restricted shipment of 60LFW buses in 2003, had been resolved. Unit sales increased in the U.K. compared to last year, which resulted in a US $17.4 million growth in revenue.

Vehicle sales revenue in 2004 was US$316.2 million (including deferred revenue) or 83.4 percent of total revenue in the period, compared to vehicle sales of US$272.3 million achieved in 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus type	December 31, 2004	December 31, 2003	December 31, 2002
USA	30-foot (medium duty)	1	72	13
	35/40-foot (heavy-duty)	468	483	771
	60-foot articulated (heavy-duty)	133	76	54
	40/45-foot CompoBus®	84	57	3
USA MARKET TOTAL:		**686**	**688**	**841**
United Kingdom	Single deck under 7.5t	89	125	121
	Single deck over 7.5t	428	308	366
	Double deck (over 7.5t)	2	9	40
UK MARKET TOTAL:		**519**	**442**	**527**
HU MARKET TOTAL:	Single deck over 7.5t	**22**	**19**	**7**
GRAND TOTAL		**1,227**	**1,149**	**1,375**

1.2 Sales of aftermarket parts and services

US$62.2 million consolidated sales of aftermarket parts and services were achieved in 2004, an increase of 32.5 percent on the US$47.0 million achieved in 2003.

1.3 Bus order backlog

The consolidated bus order and option backlog of the Group at the end December 2004 contained 2,460 buses with a total value of approximately US$937 million. The number of firm orders at the end of 2004 for the US market was 522 with a value of approximately US$232 million. In addition, the Group's US option backlog is 1,783 buses. Due to the economic climate in the USA, the Group has experienced delays in the conversion of options into orders. However, based upon conversations with a number of customers, the Company expects a number of options will be exercised in the year ahead. Consistent with its past practices, the Group will adjust its near term operations and production plan to reflect the level of firm orders.

2. Unadited financial statements – in accordance with US GAAP

Condensed Consolidated Balance Sheets as at December 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	December 31, 2004	December 31, 04/ December 31, 03 (%)	December 31, 2003	December 31, 03/ December 31, 02 (%)	December 31, 2002
Cash and cash equivalents	23,818	113.1%	21,063	70.8%	29,753
Receivables	63,543	109.4%	58,100	96.9%	59,975
Inventories	78,177	79.4%	98,411	125.4%	78,491
Deferred income taxes	8,030	95.8%	8,381	191.0%	4,388
Prepaid expenses and others	3,957	61.4%	6,447	141.8%	4,546
Total current assets	**177,525**	**92.3%**	**192,402**	**108.6%**	**177,153**
Property and equipment, net	50,728	87.0%	58,340	95.2%	61,254
Goodwill	5,691	30.4%	18,728	100.0%	18,728
Deferred debt issue cost	2,174	1188.0%	183	67.3%	272
Others	2,189	56.1%	3,903	237.4%	1,644
Total NON-Current assets	**60,782**	**74.9%**	**81,154**	**99.1%**	**81,898**
Total assets	**238,307**	**87.1%**	**273,556**	**105.6%**	**259,051**
Short-term debt	105,814	81.0%	130,654	215.1%	60,748
Curr' portion of long term debt	0	n.a.	0	0.0%	7,953
Accounts payable	76,925	179.0%	42,986	80.2%	53,627
Warranties	26,670	170.9%	15,605	164.9%	9,466
Accrued and other liabilities	11,356	98.8%	11,494	121.0%	9,503
Deferred income taxes	794	121.4%	654	n.a.	54
Total current liabilities	**221,559**	**110.0%**	**201,393**	**142.5%**	**141,351**
Long-term notes and capital lease obligations, net of debt discount	240	62.5%	384	1.3%	28,681
Other long term liabilities	1,784	82.2%	2,170	126.3%	1,718
Obligations under residual value guarantees	3,046	100.0%	3,046	100.0%	3,046
Deferred revenue	2,787	65.6%	4,252	74.4%	5,717
Total non-current liabilities	**7,857**	**79.8%**	**9,852**	**25.2%**	**39,162**
Share capital	25,474	100.0%	25,474	100.0%	25,474
Additional paid in capital	28,027	109.4%	25,612	100.0%	25,612
Accumulated income / (loss)	(45,451)	-425.6%	10,679	38.9%	27,441
Accumulated other comprehensive income	841	154.0%	546	4963.6%	11
Total shareholders' equity	**8,891**	**14.3%**	**62,311**	**79.3%**	**78,538**
Total liabilities and shareholders' equity	**238,307**	**87.1%**	**273,556**	**105.6%**	**259,051**

Movements in Consolidated Shareholder's Equity for the 12 months ended December 31, 2004 (unaudited)

Figures in US$ thousands	December 31, 2003	Issuance of warrants	Net income/(loss) for the period	Foreign currency translation adjustment	December 31, 2004
Share capital	25,474	0	0	0	25,474
Additional paid in capital	25,612	2,415	0	0	28,027
Retained earnings	10,679	0	-56,130	0	-45,451
Accum' Other Comprehensive Loss	546	0	0	295	841
SHAREHOLDERS' EQUITY	**62,311**	**2,415**	**-56,130**	**295**	**8,891**

Condensed Consolidated Statements of Income and Comprehensive Income for the twelve months ended December 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands, except where otherwise indicated	December 31, 2004	December 31, 2004/ December 31, 2003 (%)	December 31, 2003	December 31, 2003/ December 31, 2002 (%)	December 31, 2002
Net sales	377,526	118.5%	318,600	88.7%	359,121
Deferred revenue	1,465	100.0%	1,465	100.0%	1,465
TOTAL REVENUE	**378,991**	**118.4%**	**320,065**	**88.8%**	**360,586**
Cost of Sales	(375,916)	120.6%	(311,601)	97.8%	(318,639)
GROSS PROFIT	**3,075**	**36.3%**	**8,464**	**20.2%**	**41,947**
Gross margin (%)	*0.81*		*2.64*		*11.63*
Selling, General & Administrative Expenses	(47,511)	147.8%	(32,150)	106.4%	(30,218)
Accretion / (Amortization) of goodwill	0	n.a	0	n.a	72
Goodwill impairment	(13,037)	n.a	0	n.a	0
OPERATING (LOSS)/INCOME	**(57,473)**	**242.6%**	**(23,686)**	**-200.7%**	**11,801**
Operating margin (%)	*(15.16)*		*(7.40)*		*3.27*
Other income/(expense) net	8,852	142.2%	6,227	-1108.0%	(562)
Amortization of debt discount	(1,166)	95.3%	(1,223)	118.3%	(1,034)
Amortization of deferred debt issue cost	(766)	860.7%	(89)	95.7%	(93)
Interest income	102	145.7%	70	60.9%	115
Interest expense	(4,836)	120.2%	(4,024)	119.1%	(3,380)
(LOSS)/INCOME BEFORE INCOME TAX	**(55,287)**	**243.3%**	**(22,725)**	**-331.9%**	**6,847**
Income tax (expense)/ benefit	(843)	-14.1%	5,963	-589.2%	(1,012)
NET (LOSS)/INCOME before cumulative effect of change in accounting principle	**(56,130)**	**334.9%**	**(16,762)**	**-287.3%**	**5,835**
Cumulative effect of change in accounting principle	0	n.a.	0	n.a.	1,255
NET (LOSS)/INCOME	**(56,130)**	**334.9%**	**(16,762)**	**-236.4%**	**7,090**
NET INCOME margin (%)	*(14.81)*		*(5.24)*		*1.97*
Currency translation adjustment (loss) / gain	295	55.1%	535	68.4%	782
COMPREHENSIVE (LOSS)/INCOME	**(55,835)**	**344.1%**	**(16,227)**	**-206.1%**	**7,872**
Number of shares in issue at period end (HUF1,000 per share)	4,624,600	100.0%	4,624,600	100.0%	4,624,600
EARNINGS/(LOSS) PER SHARE IN US$	**(12.14)**	**334.9%**	**(3.62)**	**-236.4%**	**1.53**
Weighted average number of shares outstanding: diluted	4,624,600	100.0%	4,624,600	99.5%	4,646,946
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(12.14)**	**334.9%**	**(3.62)**	**-237.6%**	**1.53**
HUF/US$ exchange rate as at the closing day of the period	180.29		207.92		225.16
GBP / US$ exchange rate as at the closing day of the period	1.9266		1.7785		1.6044

(1) the calculation of fully diluted earnings per share includes 0 and 0 and 22,346 options in fiscal years 2004, 2003 and 2002, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31, June 30, September 30, and December 31, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Net sales	93,882	90,537	90,006	103,101
Deferred revenue	366	367	366	366
TOTAL REVENUE	**94,248**	**90,904**	**90,372**	**103,467**
Cost of Sales	(87,299)	(85,233)	(88,289)	(115,095)
GROSS PROFIT	**6,949**	**5,671**	**2,083**	**(11,628)**
Gross margin (%)	*7.37*	*6.24*	*2.30*	*(11.24)*
Selling, General & Administrative Expenses	(9,750)	(9,646)	(10,272)	(17,843)
Impairment of goodwill	0	0	0	(13,037)
OPERATING INCOME/(LOSS)	**(2,801)**	**(3,975)**	**(8,189)**	**(42,508)**
Operating margin (%)	*(2.97)*	*(4.37)*	*(9.06)*	*(41.08)*
Other income / (Expense) net	3,253	726	2,162	2,711
Amortization of debt discount	(231)	(231)	(349)	(355)
Amortization of deferred debt issuance cost	(22)	(169)	(229)	(346)
Interest income	22	21	24	35
Interest expense	(1,127)	(1,104)	(1,298)	(1,307)
INCOME/(LOSS) BEFORE INCOME TAX	**(906)**	**(4,732)**	**(7,879)**	**(41,770)**
Income tax (expense) / benefit	36	1,021	1,331	(3,231)
NET INCOME/(LOSS)	**(870)**	**(3,711)**	**(6,548)**	**(45,001)**
NET INCOME margin (%)	*(0.92)*	*(4.08)*	*(7.25)*	*(43.49)*
Currency translation adjustment (loss) / gain	(19)	(100)	(18)	432
COMPREHENSIVE INCOME/(LOSS)	**(889)**	**(3,811)**	**(6,566)**	**(44,569)**
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	4,624,600	4,624,600	4,624,600
EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***	***(1.42)***	**(9.73)**
Weighted average number of shares: diluted	4,624,600	4,624,600	4,624,600	4,624,600
FULLY DILUTED EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***	***(1.42)***	***(9.73)***

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Condensed Consolidated Statements of Cash Flows for the twelve months ended December 31, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	December 31, 2004	December 31, 2003	December 31, 2002
Net income	**(56,130)**	**(16,762)**	**7,090**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	8,949	8,214	6,878
Amortization of deferred revenue	(1,465)	(1,465)	(1,465)
Accretion of negative goodwill	0	0	(72)
Goodwill impairment	13,037	0	0
Impairment loss	4,878	1,546	0
Amortization of debt discount	1,166	1,223	1,034
Amortization of deferred debt issuance cost	766	89	93
Warranties	11,065	6,139	2,719
Deferred income tax provision	1,809	(5,193)	(1,655)
Deferred debt issuance cost	(2,757)	0	0
Unrealized forward exchange (gain)/loss	1,510	(3,791)	0
Changes in assets and liabilities:			
Accounts receivable, net	(5,443)	1,875	15,980
Inventories	20,234	(19,920)	(13,764)
Prepaid expenses and others	980	1,890	551
Accounts payable	33,939	(10,641)	(6,383)
Accrued liabilities and others	(138)	1,990	4,904
Increase in obligations under residual value guarantees	0	0	0
Increase in deferred revenue	0	0	0
Other assets / (liabilities)	10	(6)	(6)
Net cash provided by / (used in) operating activities	**32,410**	**(34,813)**	**15,904**
Cash-flows from investing activities:			
Purchase of property and equipment	(6,215)	(6,846)	(17,868)
Purchase of business, net of cash	0	0	0
Net cash used in investing activities	**(6,215)**	**(6,846)**	**(17,868)**
Cash flows from financing activities:			
Net cash Provided by / (used in) financing activities	**(23,735)**	**32,433**	**28,947**
Effect of foreign exchange rates on cash	295	536	781
Net increase / (Decrease) in cash and cash equivalents	**2,755**	**(8,690)**	**27,765**
Cash & cash equivalents, beginning of period	21,063	29,753	1,988
Cash & cash equivalents, end of period	23,818	21,063	29,753

3. Basis of Presentation of the Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are unaudited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill.

4. Financial Review

Companies under consolidation

Name	Issued Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.24 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities (US$ thousands)

Description	Total amounts Committed	Amount of Commitment Expiration Per period: Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	23,055	18,055	5,000	-	-
Royalty	1,550	675	875	-	-
Total commitments	**24,605**	**18,730**	**5,875**	-	-

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	Yes

4.1 Total Revenue

Net sales of buses and spare parts were US$379.0 million (including US$ 0.6 million other sales) in fiscal year 2004, an 18.4 percent increase over the fiscal year 2003. The reasons behind this increased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$314.7 million (excluding deferred revenue) of which US$237.5 million was derived from the United States market, US$73.3 million from the UK market, and US$3.9 from the Hungarian market. The year-on-year 16.2% increase is primarily due to the sale of higher priced models and the greater sales volume.

Spare parts and aftermarket services revenue was US$62.2 million during the fiscal year 2004, a 32.5 percent increase over the comparable year 2003.

Total revenue in 2004 and 2003 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized in 2004 and 2003 was US$1.5 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales in 2004 increased 20,6 percent to US$375.9 million from US$311.6 million for the year 2003.

Primary reasons for the increase relate to the higher sales volume, increased labor costs in the US and Kaposvár, and the depreciation of the US dollar. Cost of sales includes additional

campaign warranty provisions of US$2,1 million, warranty provisions of US$6.2 and provisions for future losses of US$7.1, which were established in the current reporting period.

Gross profit for the fiscal year 2004 was US$3.1 million, resulting in a decrease of 63.7 percent or approximately US$5.4 million compared to the gross profit of US$8.5 million in the same period of 2003.

4.3 Operating Income

SGA expenses for fiscal year 2004 increased by U$15.4 million to US$47.5 million compared to 2003, an increase of 47.8 percent. This increase is mainly attributable to (i) consulting expenses related to the restructuring, (ii) the negative impact of the higher than expected depreciation of the USD against the HUF and the GBP, (iii) the impairment at year-end of the assets at the composite manufacturing plant in Kaposvár and (iv) inventory write-downs at NABI Rt. Costs related to the restructuring of the Group's finances in April 2004 amount to US$6.8, of which US$2.8 million has been capitalized and will be amortized over the lives of the related finance agreements. As a part of the restructuring, NABI entered into consulting contracts with two of its board members. In line with the terms of these agreements, in 2004, the Group received invoices totaling US$ 223,000 out which outstanding invoices totaled US$155,000 as of December 31, 2004.

As a part of the restructuring process NABI obtained a business valuation and based on this the Optare related goodwill was impaired by US$13 million.

The Group recorded an operating loss of US$57.5 million in 2004 compared to an operating loss of US$23.7 million in 2003. The higher operating loss is attributable to the increase in SGA expenses explained above and year-end impairment of goodwill related to the value of the Optare investment.

4.4 Amortization of deferred debt issuance cost and debt discount

Amortization of debt issue cost increased by US$677,000 due to the fact that part of the costs related to the restructuring of the Group's financing in April 2004 have been capitalized as described in earlier flash reports. Amortization of debt discount decreased by US$57,000 reflecting the extended term of the related debt and the change in the repayment schedule.

4.5 Other Income (Expense), Net

Other income was US$8.9 million for the fiscal year 2004, as compared with US$6.2 million for the same period in 2003, primarily due to (i) the effect on monetary assets and liabilities – especially on inventories – denominated in HUF of the weakening of the USD against the HUF and (ii) the recognition of US$5.8 million realized and unrealized gains on forward currency contracts. The volume of open forward contracts decreased significantly in 2004 due to the Group being limited in its ability to enter into new hedging contracts as a result of changes in the Company's financial agreements, which took place in April 2004.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

As a result of the significant restructuring charges and the unusual charges and provisions discussed elsewhere in this report, consolidated EBITDA for the Group was negative US$21.7 million for the fiscal year 2004. Consolidated EBITDA was negative US$7.7 million in the same period in 2003. As defined by the Group, the amortization includes – among others – the amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.7 Loss Before Income Tax

The loss before income tax was US$55.3 million for the twelve months ended December 31, 2004 compared with the US$22.7 million in 2003.

4.8 Net Income

The Group reported a net loss of US$56.1 million for the twelve months ended December 31, 2004 compared to a net loss of US$16.8 million in the same period of 2003.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents increased by US$2.8 million to US$23.8 million compared to the twelve months of 2003 partly attributable to the change in working capital, net loss and scheduled mandatory prepayments of debt during the reporting period.

4.9.2 Receivables

Receivables increased 9.4 percent to US$63.5 million as of December 31, 2004 compared to US$58.1 million as of December 31, 2003.

4.9.3 Inventories

Inventories decreased by US$20.2 million, or 20.6 percent from December 31, 2003 to December 31, 2004 resulting from a focus on the cash generation through inventory reduction.

4.9.4 Deferred income taxes

Deferred income taxes decreased by US$0.4 million to US$8.0 million from US$8.4 million. This decrease was attributable to an allowance of US$19.9 million following an evaluation of the projected income over the next three years.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$4.0 million as of December 31, 2004, a decrease of 38.6 percent compared to December 31, 2003.

4.9.6 Property and equipment, net

Property and equipment amounted to US$50.7 million as of December 31, 2004, a decrease of 13.0 percent compared to December 31, 2003. The decrease is primarily due to (i) the recognition of depreciation expense in an amount greater than new capital expenditures during the period and (ii) a US$4.9 million year-end impairment of the assets at the composite manufacturing plant in Kaposvár based on the negative cash generation of the production and independent valuation of the property.

4.9.7 Deferred debt issue cost

Deferred debt issue cost was US$2.2 million as of December 31, 2004, US$2.0 million more than as of December 31, 2003. The increase is due to the fact that the Group has capitalized costs of US$2.8 million related to the restructuring of its finances.

4.9.8 Other non-current assets

Other non-current assets amounted to US$2.2 million at the end of the period compared to US$3.9 million as of December 30, 2003, mainly attributable to a change in deferred tax assets in 2004.

4.9.9 Short-term debt

Short-term debt was US$105.8 million as of December 31, 2004, a decrease of US$24.8 million compared to the balance of short-term debt as of December 31, 2003. On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in reports published earlier this year. NABI paid back US$12.0 million to the financiers in February 2004, US$ 2.0 million in June 2004, and US$8.0 million in September 2004. As of September 30 and December 31, 2004, the Group did not meet certain quarterly covenant tests set forth in the above agreements. In accordance with US GAAP the Company has reclassified its short-term debt as long term. Subsequent to the end of the quarter, NABI signed a Forbearance Agreement with its lenders, which is valid until March 31, 2005. In connection with the restructuring program which is supported by the lenders, the Company has been engaged in on-going negotiations with a view to receiving amended financing arrangements prior to the issues of its audited financial statements for the year ended December 31, 2004.

4.9.10 Current portion of long term debt

Current portion of long-term debt was US$0.0 million as of December 31, 2004 and 2003. This is attributable to the fact that all long-term debt has been classified as short-term due to the reasons outlined in the previous section.

4.9.11 Accounts payable

Accounts payable increased by 79.0 percent since December 31, 2003, from US$42.3 million to US$76.9 million. The increase is mainly attributable to (i) the progress payment liability is $33.6 million (ii) and the increased volume of trade accounts payable.

4.9.12 Warranty provisions

Warranty provisions increased by 70.9 percent to US$26.7 million as of December 31, 2004 compared to US$15.6 million as of December 31, 2003; primarily due to (i) increased number of buses sold, (ii) additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years; and (ii) increased warranties in the USA as described earlier in Section 4.2.

4.9.13 Accrued and other liabilities

Accrued and other liabilities were US$11.4 million at the end of the fiscal year 2004, compared to the US$11.5 million in the same period of 2003.

4.9.14 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations amounted to US$0.2 million as of December 31, 2004 compared to US$0.4 million as of December 31, 2003. The small amount is attributable to the fact that all long-term debt has been classified as short-term due to the reasons outlined in Section 4.9.9.

4.9.15 Other long-term liabilities

Other long-term liabilities were US$0.4 million lower as of December 31, 2004 compared to the same period of 2003, which is attributable to a deferred tax item.

4.9.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3 million as of December 31, 2004, the same as a year earlier. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.17 Deferred revenue

Deferred revenue decreased by US$1.5 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement.

4.9.18 Accumulated loss

Accumulated loss was US$45.5 million as of December 31, 2004, a change of US$56.1 million compared to the accumulated income as of December 31, 2003. The change reflects the net loss generated by the Group.

5. Shareholder Structure

Shareholder Structure

Type	Dec 31, 2004		Dec 31, 2003		Dec 31, 2002	
	%	Shares ('000)	%	Shares ('000)	%	Shares ('000)
Domestic institutions	13.03	602.6	18.44	853.0	12.64	584.5
Foreign institutions	56.51	2,613.2	56.75	2,624.0	56.83	2,628.3
Institutional investors total	**69.54**	**3,215.8**	**75.19**	**3,477.2**	**69.47**	**3,212.8**
Domestic depositaries, brokers	26.92	1,245	22.70	1,050.0	28.35	1,311.2
Foreign depositaries, brokers	3.29	152.3	1.86	85.9	1.90	87.7
Depositaries total	**30.21**	**1,397.3**	**24.56**	**1,135.9**	**30.25**	**1,398.9**
Employees	**0.25**	**11.5**	**0.24**	**11.0**	**0.28**	**12.9**
Treasury shares	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**
TOTAL:	**100.00**	**4,624.6**	**100.00**	**4,624.6**	**100.00**	**4,624.6**

Notes: - Voting percentages are the same as ownership ratios
- No shares of the company are in state ownership or held by international development institutions
- All issued shares are listed on the stock exchange

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06%	Financial inv'
Erste Securities	Domestic	Broker	184,509	3.99%	Clients' a/c
Citibank Rt.	Domestic	Depositary	172,856	3.74	Depositary
Buda-Cash Brókerház Rt.	Domestic	Broker	147,029	3.18%	Clients' a/c
Generali Gold Inv' Fund	Domestic	Open-end investm't fund	150,924	3.26%	Financial inv'
Inter-Európa Befektetési Rt.	Domestic	Broker	142,270	3,08%	Clients' a/c

6. The Group's Structure and Operation

Employee headcount

	Dec 31, 2004	January 1, 2004	Dec 31, 2003	Dec 31, 2002
NABI Rt.	735	919	919	934
NABI Inc.	622	781	781	749

Optare Holding Ltd.	498	432	432	529
TOTAL:	**1,855**	**2,132**	**2,132**	**2,212**

Members of the Board of Directors

Name	Position	Beginning of mandate	End of mandate	Share ownership
Martin Adams	Chairman of the BoD	April 27, 2004	April 30, 2005	0
G.K van der Mandele	Member of the BoD, Chairman of the Remuneration and Nomination Committee	April 27, 2004	April 30, 2005	0
András Rácz	Member of the BoD, NABI Rt. CEO	April 29, 2003	April 30, 2005	11,500
Tamás Felsen	Independent director Chairman of the Budget&Audit Committee	April 29, 2003	April 30, 2005	0
Márk Pejácsevich	Independent director	April 29, 2003	April 30, 2005	0
Russell Richardson	Member of the BoD	April 29, 2003	April 30, 2005	0

Members of the Supervisory Board

Name	Position	Beginning of mandate	End of mandate	Share ownership
Charles A. Huebner	Chairman	April 29, 2003	May 1, 2005	0
László Blága	Member			0
János Kálmán	Member			0
Lajos Kenyeres	Member, employee representative			0
Zoltán Szőke	Member, employee representative	April 29, 2003	Jan 31, 2005	0

7. Other Items

7.1 Changes after the period

On January 10, 2005, NABI announced a workforce reduction of 168 in the first and second quarter of 2005 at the Kaposvár factory.

Mr. Szőke's membership in the Supervisory Board terminated in line with his employment contract as of January 31, 2005.

As a result of the significant restructuring charges in 2004, the equity of NABI Rt. declined to a level below two-thirds of the registered capital. The Board of NABI Rt. will propose at the forthcoming Annual General Meeting to reduce the registered capital in order to comply with the capital requirements of the Hungarian Companies Act. The exact extent of capital reduction will depend on the amount of book equity shown in the final, audited financial statements prepared in accordance with Hungarian law.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007

1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.2 News Releases of NABI Rt.

Date	Subject
January 12	2004 bus sales performance of NABI
January 10	Workforce Reduction at NABI Rt.'s Kaposvár factory
December 22	FTA denies extension of "Buy America" waivers
November 12	Restructuring of Operations

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

Q3 2004

NABI

INTERIM REPORT

Q3 2004

November 12, 2004

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Summary

Overview

For the nine months ended September 30, 2004, the NABI Group reported a net loss of US $11.1 million. The gross margin in the current year nine months improved from the same period last year commensurate with an increase in bus sales. At September 30, 2004, the Group's net current assets exceeded US$80 million.

Concurrent with the release of these results, NABI announced that, on November 11, 2004, its Board of Directors approved measures to effect a comprehensive restructuring of its operations. The Group has engaged the New York-based firm of Conway, Del Genio, Gries & Co., LLC (CDG), in partnership with the U.K.-based Numerica LLP, to provide restructuring and financial advisory services. The purpose of the restructuring program is to reduce costs, improve financial and operating performance, increase competitiveness and repay debt.

Financial and Operational Results for Nine Months Ended September 30, 2004

Consolidated revenue for the nine months ended September 30, 2004 was US $275.5 million, up from US $218.9 million in the same period last year. The change in revenue was primarily attributable to (1) an increase in sales of buses, from 818 units to 879; (2) higher selling values associated with increased volume of 60 foot articulated buses and CompoBuses; and (3) strong aftermarket parts and service sales in the U.S. Despite a sluggish market and below planned unit sales, Optare, the Group's business in the U.K., increased its market share in 2004.

The Group's net loss of US $11.1 million in the first nine months of 2004 compares with a loss of US $11.4 in the same period last year. The results in 2004 reflects (1) excess labor costs in the U.S. operation; (2) accrual of an additional $1.3 million for warranty provisions related to previous sales; (3) excess production costs at the Kaposvar facility; and (4) the adverse impact of further weakening of the US dollar. The operating margin for Optare was adversely affected by lower unit sales and a shortfall in parts and service revenue. During the first nine months of 2004, the Group generated a gross profit of US $14.7 million, or 5.34% of sales, up from US $11.2 million, or 5.11% of sales in the same period last year.

SG&A expenses in 2004 includes US$2.4 million of expenses associated with the restructuring of the Group's debt in April 2004 and related consulting fees. Also, the current year expense includes fees related to the engagement of CDG, severance expenses and other one time costs.

Although NABI has had some success in offsetting cost increases in Hungary associated with changes in currency exchange rate movements, further depreciation of the US dollar against the forint have negatively affected costs. Through the first nine months of 2004, the Group realized gains on forward contracts in excess of budgeted amounts.

The Group is currently focused on reducing the overall cost structure of its operations. In October 2004, the Company announced a workforce reduction in Budapest that will decrease headcount by 180 by April 2005. In the fourth quarter of 2004, the Group may be required to make additional provisions.

During the past few months, following a number of changes in the Board of Directors and senior management, the Group has focused on generating cash and stabilizing operations. In conjunction with CDG and the comprehensive restructuring program, management will continue to focus on measures in the near term to reduce costs, improve competitiveness, increase cash and reduce the required level of working capital.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

During the third quarter of 2004, the pilot and Altoona test buses for the new 60 foot BRT articulated bus for Los Angeles were delivered on schedule. Production of this order will begin in November 2004, with the first 30 units scheduled for delivery in the second quarter of 2005. A total of 130 of these buses will be delivered to Los Angeles during 2005.

On September 30, 2004, the Group repaid US $8 million of debt, bringing its cumulative debt reduction in 2004 to US $25 million. The Group ended the quarter with US $10.6 million of cash and expects to increase its cash reserves in the fourth quarter of 2004. Net current assets at the end of the third quarter exceeded $80 million.

In accordance with U.S. GAAP, the Group has reclassified its long-term debt as short-term for purposes of this report because certain quarter-end covenants contained in its loan agreement were not met. The Company's banks are continuing to support NABI and discussions are underway with the lenders to obtain waivers and develop new covenants based upon the comprehensive restructuring program approved by the Board on November 11, 2004.

Comprehensive Restructuring Plan

In response to the decline in the Company's financial and operating results in 2003 and 2004, the Board initiated actions necessary to improve the competitive and financial performance of the Group. These actions included the appointment in July 2004 of CDG. On November 11, 2004, the Board approved a strategy developed with CDG that will lead to a comprehensive restructuring of operations over the next nine months so as to increased the Company's competitiveness and reduce working capital and debt.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt.", or the "Company", and its 100 percent owned subsidiaries "NABI Inc.", and "Optare Holdings Ltd.", or "Optare") during the third quarter of 2004.

The consolidated flash report is based on U.S. GAAP and contains data and statements regarding the reporting period that are correct to the best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the Group and known to management has been included in this report. Forecasted future events can be influenced by unforeseeable risks.

November 12, 2004

András Rácz
Chief Executive Officer

J. Daniel Garrett
Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first nine months of 2004 the NABI Group sold 879 buses compared to 818 vehicles sold during the same period of 2003. Bus deliveries in the USA increased year-on-year due to the fact that a significant portion of the technical problems, which restricted shipment of 60LFW buses in 2003, have been resolved. Revenue in the U.K. increased by US$13.7 million compared to the same period last year, and unit sales have increased as well.

Vehicle sales revenue in the first nine months of 2004 was US$227.4 million (including deferred revenue) or 82.5 percent of total revenue in the period, compared to vehicle sales of US$182.2 million achieved during the first nine months in 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus type	September 30, 2004	September 30, 2003	September 30, 2002
USA	40/45-foot (heavy-duty)	400*	404**	558
	60-foot articulated (heavy-duty)	101	23	10
	30-foot (medium duty)	1	40	10
USA MARKET TOTAL:		**502***	**467****	**578**
United Kingdom	Single deck under 7.5t	67	92	122
	Single deck over 7.5t	298	242	238
	Double deck (over 7.5t)	2	9	28
UK MARKET TOTAL:		**367**	**343**	**388**
HU MARKET TOTAL:	Single deck over 7.5t	**10**	**8**	**4**
GRAND TOTAL		**879***	**818****	**970**

* Figure includes 58 units of CompoBus™ type vehicles
** Figure includes 25 units of CompoBus™ type vehicles

1.2 Sales of aftermarket parts and services

US$47.6 million consolidated sales of aftermarket parts and services were achieved during the current period of 2004, an increase of 31.9 percent on the US$36.1 million achieved in the same period in 2003.

1.3 Bus order backlog

The consolidated bus order and option backlog of the Group at the end September 2004 contained 2,862 buses with a total value of approximately US$ 1,052 million. The current number of firm orders is 669 for the US market with a value of approximately US$284 million. The Group's US option backlog is 1,971 buses. Due to the economic climate in the USA, the Group has experienced delays in the conversion of options into orders. Based upon conversations with a number of customers, the management expects a number of options will be exercised in 2005 and 2006. Consistent with its past practices, the Group will adjust its near term operations and production plan based upon the level of firm orders.

2. Unadited financial statements – in accordance with US GAAP

Condensed Consolidated Balance Sheets as at September 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	September 30, 2004	September 30, 04/ September 30, 03 (%)	September 30, 2003	September 30, 03/ September 30, 02 (%)	September 30, 2002
Cash and cash equivalents	10,690	56.5%	18,928	178.1%	10,628
Receivables	49,014	98.0%	50,010	138.1%	36,207
Inventories	101,077	86.6%	116,725	135.8%	85,938
Deferred income taxes	7,973	162.5%	4,906	162.2%	3,024
Prepaid expenses and others	5,391	82.7%	6,521	132.6%	4,917
Total current assets	**174,145**	**88.4%**	**197,090**	**140.1%**	**140,714**
Property and equipment, net	55,382	93.0%	59,529	98.8%	60,265
Goodwill	18,728	100.0%	18,728	100.0%	18,728
Deferred debt issue cost	2,132	1040.0%	205	71.2%	288
Others	3,685	264.5%	1,393	185.2%	752
Total NON-Current assets	**79,927**	**100.1%**	**79,855**	**99.8%**	**80,033**
Total assets	**254,072**	**91.7%**	**276,945**	**125.5%**	**220,747**
Short-term debt	105,751	118.8%	89,010	174.8%	50,909
Curr' portion of long term debt	0	n.a	12,180	542.0%	2,247
Accounts payable	64,401	126.0%	51,102	143.9%	35,501
Warranties	17,270	141.3%	12,218	139.7%	8,744
Accrued and other liabilities	4,931	91.8%	5,372	203.3%	2,643
Deferred income taxes	150	73.2%	205	n.a.	0
Total current liabilities	**192,503**	**113.2%**	**170,087**	**170.0%**	**100,044**
Long-term notes and capital lease obligations, net of debt discount	243	n.a.	30,004	88.1%	34,075
Other long term liabilities	1,667	93.6%	1,781	113.5%	1,569
Obligations under residual value guarantees	3,046	100.0%	3,046	100.0%	3,046
Deferred revenue	3,154	68.3%	4,618	75.9%	6,083
Total non-current liabilities	**8,110**	**20.6%**	**39,449**	**88.1%**	**44,773**
Negative goodwill	0	n.a.	0	n.a.	0
Share capital	25,474	100.0%	25,474	100.0%	25,474
Additional paid in capital	28,027	109.4%	25,612	100.0%	25,612
Accumulated income / (loss)	(450)	-2.8%	16,027	63.9%	25,074
Accumulated other comprehensive income	409	137.9%	297	-128.9%	(230)
Total shareholders' equity	**53,460**	**79.3%**	**67,410**	**88.8%**	**75,930**
Total liabilities and shareholders' equity	**254,072**	**91.7%**	**276,945**	**125.5%**	**220,747**

Movements in Consolidated Shareholder's Equity for the 9 months ended September 30, 2004 (unaudited)

Figures in US$ thousands	December 31, 2003	Issuance of warrants	Net income/(loss) for the period	Foreign currency translation adjustment	September 30, 2004
Share capital	25,474	0	0	0	25,474
Additional paid in capital	25,612	2,415	0	0	28,027
Retained earnings	10,678	0	(11,129)	0	(450)
Accum' Other Comprehensive Loss	546	0	0	(137)	409
SHAREHOLDERS' EQUITY	**62,310**	**2,415**	**(11,129)**	**(137)**	**53,460**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Condensed Consolidated Statements of Income and Comprehensive Income for the nine months ended September 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands, except where otherwise indicated	September 30, 2004	September 30, 2004/ September 30, 2003 (%)	September 30, 2003	September 30, 2003/ September 30, 2002 (%)	September 30, 2002
Net sales	274,425	126.0%	217,832	87.1%	250,165
Deferred revenue	1,099	100.0%	1,099	100.0%	1,099
TOTAL REVENUE	**275,524**	**125.8%**	**218,931**	**87.1%**	**251,264**
Cost of Sales	(260,821)	125.5%	(207,753)	92.1%	(225,549)
GROSS PROFIT	**14,703**	**131.5%**	**11,178**	**43.5%**	**25,715**
Gross margin (%)	*5.34*		*5.11*		*10.23*
Selling, General & Administrative Expenses	(29,668)	122.8%	(24,166)	115.2%	(20,977)
Accretion / (Amortization) of goodwill	-	n.a	-	n.a	72
OPERATING (LOSS)/INCOME	**(14,965)**	**115.2%**	**(12,988)**	**-270.0%**	**4,810**
Operating margin (%)	*(5.43)*		*(5.93)*		*1.91*
Other income/(expense) net	6,141	186.6%	3,291	445.9%	738
Amortization of debt discount	(811)	88.4%	(917)	119.4%	(768)
Amortization of deferred debt issue cost	(420)	626.9%	(67)	87.0%	(77)
Interest income	67	148.9%	45	52.9%	85
Interest expense	(3,529)	120.9%	(2,919)	119.2%	(2,448)
(LOSS)/INCOME BEFORE INCOME TAX	**(13,517)**	**99.7%**	**(13,555)**	**-579.3%**	**2,340**
Income tax (expense)/ benefit	2,388	111.5%	2,141	189.8%	1,128
NET (LOSS)/INCOME before cumulative effect of change in accounting principle	**(11,129)**	**97.5%**	**(11,414)**	**-329.1%**	**3,468**
Cumulative effect of change in accounting principle	-	n.a.	-	n.a.	1,255
NET (LOSS)/INCOME	**(11,129)**	**97.5%**	**(11,414)**	**-241.7%**	**4,723**
NET INCOME margin (%)	*(4.04)*		*(5.21)*		*1.88*
Currency translation adjustment (loss) / gain	(137)	-47.9%	286	52.9%	541
COMPREHENSIVE (LOSS)/INCOME	**(11,266)**	**101.2%**	**(11,128)**	**-211.4%**	**5,264**
Number of shares in issue at period end (HUF1,000 per share)	4,624,600	100.0%	4,624,600	100.0%	4,624,600
EARNINGS/(LOSS) PER SHARE IN US$	**(2.41)**	**97.5%**	**(2.47)**	**-242.0%**	**1.02**
Weighted average number of shares outstanding: diluted	4,624,600	99.9%	4,628,165	99.4%	4,655,198
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(2.41)**	**97.6%**	**(2.47)**	**-244.2%**	**1.01**
HUF/US$ exchange rate as at the closing day of the period	200,52		218,23		247,36
GBP / US$ exchange rate as at the closing day of the period	1.7994		1.6671		1.5614

(1) the calculation of fully diluted earnings per share includes 0 and 43,000 and 238,400 options in the first nine months of 2004, 2003 and 2002, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: J. Daniel Garrett Group Chief Financial Officer

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31, June 30 and September 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2004	June 30, 2004	September 30, 2004
Net sales	93,882	90,537	90,006
Deferred revenue	366	367	366
TOTAL REVENUE	**94,248**	**90,904**	**90,372**
Cost of Sales	(87,299)	(84,423)	(88,289)
GROSS PROFIT	**6,949**	**6,481**	**2,083**
Gross margin (%)	*7.37*	*7.13*	*2.30*
Selling, General & Administrative Expenses	(9,750)	(10,456)	(10,272)
OPERATING INCOME/(LOSS)	**(2,801)**	**(3,975)**	**(8,189)**
Operating margin (%)	*(2.97)*	*(4.37)*	*(9.06)*
Other income / (Expense) net	3,253	726	2,162
Amortization of debt discount	(231)	(231)	(349)
Amortization of deferred debt issuance cost	(22)	(169)	(229)
Interest income	22	21	24
Interest expense	(1,127)	(1,104)	(1,298)
INCOME/(LOSS) BEFORE INCOME TAX	**(906)**	**(4,732)**	**(7,879)**
Income tax (expense) / benefit	36	1,021	1,331
NET INCOME/(LOSS)	**(870)**	**(3,711)**	**(6,548)**
NET INCOME margin (%)	*(0.92)*	*(4.08)*	
Currency translation adjustment (loss) / gain	(19)	(100)	(18)
COMPREHENSIVE INCOME/(LOSS)	**(889)**	**(3,811)**	**(6,566)**
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	4,624,600	4,624,600
EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***	***(1.42)***
Weighted average number of shares: diluted	4,624,600	4,624,600	4,624,600
FULLY DILUTED EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***	***(1.42)***

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	September 30, 2004	September 30, 2003	September 30, 2002
Net income	**(11,129)**	**(11,414)**	**4,722**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,757	5,922	4,961
Amortization of deferred revenue	(1,099)	(1,099)	(1,099)
Accretion of negative goodwill	0	0	(72)
Amortization of debt discount	811	917	768
Amortization of deferred debt issuance cost	420	67	77
Warranties	1,665	2,752	1,997
Deferred income tax provision	(387)	(26)	(302)
Deferred debt issuance cost	(2,369)	0	0
Unrealized forward exchange (gain)/loss	1,382	(2,104)	0
Changes in assets and liabilities:			
Accounts receivable, net	9,086	9,965	39,748
Inventories	(2,666)	(38,234)	(21,211)
Prepaid expenses and others	(326)	129	897
Accounts payable	21,415	(2,525)	(24,509)
Accrued liabilities and others	(6,563)	(4,131)	(1,956)
Increase in obligations under residual value guarantees	0	0	0
Increase in deferred revenue	0	0	0
Other assets / (liabilities)	5	(27)	(22)
Net cash provided by / (used in) operating activities	**17,004**	**(39,809)**	**4,001**
Cash-flows from investing activities:			
Purchase of property and equipment	(3,799)	(4,197)	(14,963)
Purchase of business, net of cash	0	0	0
Net cash used in investing activities	**(3,799)**	**(4,197)**	**(14,963)**
Cash flows from financing activities:			
Proceeds from issuance of share capital	2,415	0	0
Purchase and sale of treasury shares	-	0	0
Short-term loans	(2,783)	28,405	17,433
Long term loan	(23,073)	4,490	1,628
Net cash Provided by / (used in) financing activities	**(23,441)**	**32,895**	**19,061**
Effect of foreign exchange rates on cash	(137)	286	541
Net increase / (Decrease) in cash and cash equivalents	**(10,373)**	**(10,825)**	**8,640**
Cash & cash equivalents, beginning of period	21,063	29,753	1,988
Cash & cash equivalents, end of period	10,690	18,928	10,628

3. Basis of Presentation of the Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are un-audited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.24 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities (US$ thousands)

		Amount of Commitment Expiration Per period			
Description	Total amounts Committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	24,251	24,240	11	-	-
Royalty	1,700	650	1,050	-	-
Total commitments	25,951	24,890	1,061	-	-

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$274.4 million (including US$ 0.5 million other sales) during the first nine months of 2004, a 26.0 percent increase over the comparable period in 2003. The reasons behind this increased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$226.3 million (excluding deferred revenue) of which US$173.4 million was derived from the United States market, US$51.3 million from the UK market, and US$1.6 from the Hungarian market. The year-on-year 24,9% increase is primarily due to the sale of higher priced models and the higher sales volume.

Spare parts and aftermarket service revenues were US$47.6 million during the first nine months of 2004, a 31.9 percent increase over the comparable period in 2003.

Total revenue in 2004 and 2003 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized during the nine months ended September 30, 2004 and 2003 was US$1.1 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales for the nine months ended September 30, 2004 increased 25,5 percent to US$260.8 million from US$207.8 million for the same period of 2003.

Primary reasons for the increase relate to the higher sales volume, increased labor costs in the US and Kaposvár, and the depreciation of the US dollar. Cost of sales includes additional campaign warranty provisions of US$1,3 million and extended warranty provisions of US$0.9 which were established in the current reporting period.

Gross profit for the nine months ended September 30, 2004 was US$14.7 million, resulting in an increase of 31.5 percent or approximately US$3.5 million compared to the gross profit of US$11.2 million in the same period of 2003.

4.3 Operating Income

SGA expenses for the nine months ended September 30, 2004 increased by U$5.5 million to US$29.7 million compared to the same period in 2003, an increase of 22.8 percent. This increase is mainly attributable to (i) debt restructuring and consulting expenses (ii) the negative impact of the depreciation of the USD against the HUF and the GBP (iii) research and development expenses of 60' BRT.

The Group recorded an operating loss of US$15.0 million in the first nine months in 2004 compared to a loss of US$13.0 million during the same period of 2003. The higher operating loss is attributable to the increase in SGA expenses explained above.

4.4 Amortization of deferred debt issuance cost and debt discount

Amortization of debt issue cost increased by US$353,000 due to the fact that part of the restructuring related costs have been capitalized as described in earlier flash reports and the 2003 annual report. Amortization of debt discount decreased by US$106,000 reflecting the extended term of the related debt and the change in the repayment schedule.

4.5 Other Income (Expense), Net

Other income was US$6.1 million for the first nine months of 2004, as compared with US$3.3 million for the same period in 2003, primarily due to (i) the effect on monetary assets and liabilities - especially on inventories - denominated in HUF of the weakening of the USD against the HUF and (ii) the recognition of US$3.7 million realized and unrealized gains on forward currency contracts. The volume of open forward contracts decreased significantly in the first nine months of 2004 due to the change in the margin account requirements.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

Consolidated EBITDA for the Group was US$-2.1 million for the nine months ended September 30, 2004 compared with negative US$3.8 million in the same period in 2003. As defined by the Group, the amortization includes - among others - the amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.7 Loss Before Income Tax

The loss before income tax of US$13.5 million was essentially the same for the nine months ended September 30, 2004 as for the comparable period in 2003 (US$13.6 million).

4.8 Net Income

The Group reported a net loss of US$11.1 million for the first nine months ended September 30, 2004 compared to a net loss of US$11.4 million in the same period of 2003.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents decreased by US$8.2 million to US$10.7 million compared to the first nine months of 2003 partly attributable to change in the working capital, net loss and scheduled mandatory prepayments of debt during the reporting period.

4.9.2 Receivables

Receivables decreased 2.0 percent to US$49.0 million as of September 30, 2004 compared to US$50.0 million as of September 30, 2003.

4.9.3 Inventories

Inventories decreased by US$15.6 million, or 13.4 percent from September 30, 2003 to September 30, 2004 because of the increase in the volume of sales during the first nine months of 2004, and tighter inventory management by all entities of the Group.

4.9.4 Deferred income taxes

Deferred income taxes increased by US$3.1 million to US$8.0 million from US$4.9 million.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$5.4 million as of September 30, 2004, a decrease of 17.3 percent compared to September 30, 2003.

4.9.6 Property and equipment, net

Property and equipment amounted to US$55.4 million as of September 30, 2004, a decrease of 7.0 percent compared to September 30, 2003. The decrease is primarily due to the recognition of depreciation expense in an amount greater than new capital expenditures during the period.

4.9.7 Deferred debt issue cost

Deferred debt issue cost was US$2.1 million as of September 30, 2004, US$1.9 million more than as of September 30, 2003. The increase is due to the fact that the Group has capitalized costs of US$2.4 million related to the restructuring of its finances.

4.9.8 Other non-current assets

Other non-current assets amounted to US$3.7 million at the end of the period compared to US$1.4 million as of September 30, 2003, mainly attributable to a change in deferred tax assets due to the loss before income taxes realized during the current period and fiscal year 2003.

4.9.9 Short-term debt

Short-term debt was US$105.8 million as of September 30, 2004, an increase of US$88.8 million compared to the balance of short-term debt as of September 30, 2003. On April 21, 2004, the Group entered into a Restructuring Facility Agreement and an Amended and Restated Note and Warrant Purchase Agreement as part of restructuring its financing. Optare also signed a Facility Agreement with its bank on May 21, 2004. The details of these agreements have been described in reports published earlier this year. NABI paid back US$12.0 million to the financiers in February 2004, US$ 2.0 million in June 2004, and US$8.0 million in September 2004. As of September 30, 2004, the Group did not meet certain quarterly covenant tests set forth in the above agreements. Discussions are underway with the lenders to obtain waivers and develop new covenants based upon the comprehensive restructuring program approved by the Board on November 11, 2004. In accordance with US GAAP the Company has reclassified its short term debt as long term.

4.9.10 Current portion of long term debt

Current portion of long-term debt decreased to US$0.0 million as of September 30, 2004 compared to US$12.2 million as of September 30, 2003. The decrease is attributable to the fact that all long-term debt has been classified as short-term due to the reasons outlined in the previous section.

4.9.11 Accounts payable

Accounts payable increased by 26.0 percent since September 30, 2003, from US$51.1 million to US$64.4 million. The increase is mainly attributable to (i) the composition of the accounts payable and receivable (set off) and (ii) the increased volume of trade accounts payable.

4.9.12 Warranty provisions

Warranty provisions increased by 41.3 percent to US$17.3 million as of September 30, 2004 compared to US$12.2 million as of September 30, 2003; primarily due to (i) increased number of buses sold, (ii) additional warranty reserves made to cover warranty repair campaigns on certain buses sold in earlier years; and (ii) increased purchases of extended warranties in the USA as described earlier in Section 4.2.

4.9.13 Accrued and other liabilities

Accrued and other liabilities were US$4.9 million at the and of the third quarter of 2004, a decrease of US$0.4 million compared to the same period of 2003 primarily due to a decrease in accrued federal income tax.

4.9.14 Long-term notes and capital lease obligations

Long-term notes and capital lease obligations amounted to US$0.2 million as of September 30, 2004 compared to US$30.0 million as of September 30, 2003. The decrease is attributable to the fact that all long-term debt has been classified as short-term due to the reasons outlined in Section 4.9.9.

4.9.15 Other long-term liabilities

Other long-term liabilities were US$0.1 million lower as of September 30, 2004 compared to the same period of 2003, which is attributable to a deferred tax item.

4.9.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3 million as of September 30, 2004, the same as a year earlier. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.17 Deferred revenue

Deferred revenue decreased by US$1.5 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement.

4.9.18 Accumulated loss

Accumulated loss was US$0.4 million as of September 30, 2004, a change of US$16.5 million compared to the accumulated income as of September 30, 2003. The change reflects the net loss generated by the Group.

5. Shareholder Structure

Shareholder Structure

Type	Sept 30, 2004		Sept 30, 2003		Sept 30, 2002	
	%	Shares ('000)	%	Shares ('000)	%	Shares ('000)
Domestic institutions	14.33%	662.9	18.56%	858.4	12.84%	593.7
Foreign institutions	56.51%	2,613.2	57.12%	2,641.7	56.62%	2,618.5
Institutional investors total	70.84%	3,276.1	75.68%	3,500.1	69.46%	3,212.2
Domestic depositaries, brokers	26.00%	1,203.7	20.06%	927.8	28.32%	1,309.8
Foreign depositaries, brokers	2.88%	133.2	4.02%	185.6	1.94%	89.7
Depositaries total	28.88%	1,336.9	24.08%	1,113.5	30.26%	89.7
Employees	0.25%	11.5	0.24%	11.0	0.28%	12.9
Treasury shares	0.00%	0	0.00%	0	0.00%	0
TOTAL:	100.00%	4,624.6	100.00%	4,624.6	100.00%	4,624.6

Notes: *- Voting percentages are the same as ownership ratios*
- No shares of the company are in state ownership or held by international development institutions
- All issued shares are listed on the stock exchange

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06%	Financial inv'
Citibank	Domestic	Depositary	394,967	8.54%	Depositary
Generali Gold Inv' Fund	Domestic	Open-end investm't fund	150,924	3.26%	Financial inv'
Concorde Securities	Domestic	Broker	145,316	3.14%	Clients' a/c
Erste Securities	Domestic	Broker	140,630	3.04%	Clients' a/c

6. The Group's Structure and Operation

Employee headcount

	Sept 30, 2004	January 1, 2004	Sept 30, 2003	Sept 30, 2002
NABI Rt.	838	919	968	866
NABI Inc.	655	781	748	693
Optare Holding Ltd.	485	432	516	523
TOTAL:	**1,978**	**2 132**	**2,232**	**2,082**

Members of the Board of Directors

Name	Position	Beginning of mandate	End of mandate	Share ownership
Martin Adams	Chairman of the BoD	April 27, 2004	April 30, 2005	0
G.K van der Mandele	Chairman of the Remuneration Committee	April 27, 2004	April 30, 2005	0
András Rácz	Member of the BoD	April 29, 2003	April 30, 2005	11,500
Tamás Felsen	Independent director Chairman of the Audit Committee	April 29, 2003	April 30, 2005	0
Márk Pejacsevich	Independent director	April 29, 2003	April 30, 2005	0
Russell Richardson	Member of the BoD	April 29, 2003	April 30, 2005	0

Members of the Supervisory Board

Name	Position	Beginning of mandate	End of mandate	Share ownership
Charles A. Huebner	Chairman	April 29, 2003	May 1, 2005	0
László Blága	Member			0
János Kálmán	Member			0
Lajos Kenyeres	Member, employee representative			0
Zoltán Szőke	Member, employee representative			0

7. Other Items

7.1 Changes after the period-end

On October 7, 2004, NABI announced that a workforce reduction in Budapest, of 180 employees, would take effect in the first and second quarters of 2005.

On November 12, 2004, NABI made an announcement concerning the implementation of a restructuring strategy. The Board has requested that certain of its members work closely with NABI's management and advisers to co-ordinate and ensure the effective implementation of the strategy. In line with common international market practice, these Directors are expected to be compensated accordingly.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007
1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.3 News Releases of NABI Rt.

Date	Subject
September 12	Resturcturing of operations
October 19	New NABI products in 2004
October 12	NABI statement: there is no new warranty liability
October 11	FHF to commence winding up on January 1, 2005
October 11	Q3.2004 bus sales performance of NABI
October 7	Workforce Reduction at NABI Rt. Budapest

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

H1 2004

NABI

INTERIM REPORT

H1 2004

August 10, 2004

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: András Bodor Corporate Affairs Director

Summary

For the six months ended June 30, 2004, the NABI Group reported a net loss of US $4.6 million, which represented an improvement from a net loss of US $10.0 million reported in the same period last year. The current period results include US $1.9 million of financing fees and legal expenses associated with the restructuring of the Group's debt agreements which was concluded on April 23, 2004, and US $1.2 million of consulting expenses related to an efficiency improvement project that began in Q4 of 2003. These debt restructuring related costs are reflected in the current period financial statements and are the principle reason for the increase in SG&A expenses compared with the first half of last year. The 2004 first half results also include the recognition of US $3.9 million of income associated with realized and unrealized gains related to forward currency contracts.

Consolidated revenue for the first half of 2004 increased by 25.5%, to US $185.2 million from US $147.4 million in the same period last year, primarily because of an increase in U.S. unit sales and higher average selling prices associated with more sales of 60 foot articulated buses and CompoBus®. Total bus shipments in the first half of 2004 rose slightly, to 586 units from 571 units in 2003. Bus deliveries in the Group's U.S. operations increased by 12.3% to 346 units from 308 units last year, while unit sales in the U.K. declined 10% in the first half of 2004 compared with the same period of 2003. During the second quarter of 2004, the Group began delivery of the CompoBus order to Los Angeles and Optare increased deliveries of its Stagecoach vehicles in the face of declining market conditions in the U.K. Subsequent to the end of the first half, the Group announced that the transit authorities for Los Angeles and Miami had exercised options for 75 and 70, respectively, 40 foot steel buses for delivery in 2005.

The consolidated gross margin for the first half of 2004 improved to $13.4 million from $9.7 million last year as management continued its focus on cost reduction initiatives. Following similar measures enacted in the Budapest and U.K. operations in the fourth quarter of 2003, the Group's U.S. operations implemented a work force reduction during the first half of 2004 to improve costs and productivity. The Group's ability to reduce headcount and to improve margins was enhanced by the recent resolution of a number of difficult contract issues which impacted financial and operating performance in 2003. The Group's margins continued to be adversely impacted by a weak U.S. dollar, and improving productivity, efficiency and profitability at each of the Group's operations continue to be key objectives of management.

Interest expense in the first half of 2004 was US $400 thousand higher than in the same period last year, reflecting an additional US $20 million of debt outstanding during the first half of 2004 and higher interest rates associated with the recent debt refinancing. The increased debt was primarily related to increased levels of inventory and accounts receivable during the current period.

On April 23, 2004, the Group concluded restructuring of its debt agreements with its existing financiers. Pursuant to the new debt agreements, US $101.7 million of the Group's debt was reclassified from short-term to long-term debt, effective with the Group's financial statements for the second quarter of 2004. In accordance with Generally Accepted Accounting Principles ("GAAP"), certain restructuring costs were capitalized in the first half of 2004 and are being amortized on a monthly basis throughout the remaining life of the debt agreements.

The Group repaid US $14 million of debt in the first half of 2004 and is obligated to make additional debt repayments of US $8 million in September, 2004. The Group is obligated to repay (i) $6 million of debt in 2005; (ii) $3 million on June 30, 2006; (iii) with the remaining debt becoming due on December 30, 2006.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the second quarter of 2004.

This consolidated flash report – based on US GAAP – contains data and statements regarding the reporting period that are correct to best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the Group and known to management has been included in this report. Forecasted future events can be influenced by unforeseeable risks.

August 10, 2004

András Rácz
Chief Executive Officer

J. Daniel Garrett
Chief Financial Officer

1. Sales and Order Backlog

1.1 Bus deliveries

During the first half of 2004 the NABI Group sold 586 buses compared to 571 vehicles sold during the same period of 2003. Bus deliveries in the USA increased year-on-year due to the fact that a significant portion of the technical problems have been resolved regarding the 60LFW buses. Although revenue in the U.K. increased by US$2.6 million compared to the same period last year, unit sales in the UK declined primarily as a result of weakness in the overall coach market.

Vehicle sales revenue in the first half of 2004 was US$155.2 million (including deferred revenue), or 83.8 percent of total revenue compared to US 122.9 million achieved during the first half in 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus type	2004 June 30	2003 June 30	2002 June 30
USA	35/40-foot (heavy-duty)	272*	295**	415
	60-foot articulated (heavy-duty)	73	1	0
	30-foot (medium duty)	1	12	10
USA MARKET TOTAL:		**346***	**308****	**425**
United Kingdom	Single deck under 7.5t	43	66	79
	Single deck over 7.5t	191	185	171
	Double deck (over 7.5t)	1	9	17
UK MARKET TOTAL:		**235**	**260**	**267**
HU MARKET TOTAL:	Single deck over 7.5t	**5**	**3**	**0**
GRAND TOTAL		**586***	**571****	**692**

* Figure includes 33 units of CompoBus™ type vehicles
** Figure includes 8 units of CompoBus™ type vehicles

1.2 Sales of aftermarket parts and services

US$29.6 million consolidated sales of aftermarket parts and services were achieved during the current period of 2004, an increase of 19.4 percent on the US$24.8 million achieved in the same period in 2003.

1.3 Bus order backlog

The consolidated bus order-and-option-backlog of the Group at the end June 2004 contained 3,021 buses for delivery before the end of 2006 with a total value of approximately US$ 1,088 million. The current number of firm orders is 706 for the US market with a value of approximately US$297 million. The Group's US option backlog is 2,116 buses. Due to the recent economic climate in the USA, the Group is experiencing delays in the conversion of options into orders. Accordingly, consistent with its past practices, the Group may adjust its near term operations and production plan based upon the level of firm orders.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: András Bodor Corporate Affairs Director

2. Unadited financial statements – in accordance with US GAAP

Condensed Consolidated Balance Sheets as at June 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	June 30, 2004	June 30, 04/ June 30, 03 (%)	June 30, 2003	June 30, 03/ June 30, 02 (%)	June 30, 2002
Cash and cash equivalents	15,306	94.6%	16,173	247.2%	6,542
Receivables	46,689	162.7%	28,701	82.8%	34,679
Inventories	108,609	95.9%	113,232	158.8%	71,295
Deferred income taxes	7,973	158.7%	5,024	100.0%	1,560
Prepaid expenses and others	4,473	113.8%	3,931	82.2%	4,781
Total current assets	**183,050**	**109.6%**	**167,061**	**140.6%**	**118,857**
Property and equipment, net	56,881	94.0%	60,489	111.8%	54,089
Goodwill	18,728	100.0%	18,728	100.0%	18,728
Deferred debt issue cost	2,250	986.8%	228	71.7%	318
Others	3,700	224.2%	1,650	1178.6%	140
Total NON-Current assets	**81,559**	**100.6%**	**81,095**	**110.7%**	**73,275**
Total assets	**264,609**	**106.6%**	**248,156**	**129.2%**	**192,132**
Notes payable	4,836	7.7%	62,593	283.8%	22,052
Curr' portion of long term debt	9,956	85.2%	11,680	100.0%	2,203
Accounts payable	58,759	141.5%	41,514	113.3%	36,651
Warranties	15,405	126.1%	12,214	171.7%	7,115
Accrued and other liabilities	7,505	66.7%	11,253	268.6%	4,189
Deferred income taxes	465	0.0%	54	n.a.	0
Total current liabilities	**96,926**	**69.6%**	**139,308**	**192.9%**	**72,210**
Long term notes and capital lease obligations, net of debt discount	99,419	326.5%	30,452	91.9%	33,127
Other long term liabilities	1,674	100.0%	1,634	n.a.	0
Obligations under residual value guarantees	3,046	100.0%	3,046	100,0%	3,046
Deferred revenue	3,520	70.6%	4,984	72,1%	6,915
Total non-current liabilities	**107,659**	**268.4%**	**40,116**	**93.1%**	**43,088**
Negative goodwill	0	n.a.	0	n.a.	0
Share capital	25,474	100.0%	25,474	100.0%	25,474
Additional paid in capital	28,027	109.4%	25,612	100.0%	25,612
Accumulated income	6,096	34.9%	17,476	67.0%	26,101
Accumulated other comprehensive income	427	250.4%	171	(48.3%)	(353)
Total shareholders' equity	**60,024**	**87.3%**	**68,733**	**89.5%**	**76,834**
Total liabilities and shareholders' equity	**264,609**	**106.6%**	**248,156**	**129.2%**	**192,132**

Movements in Consolidated Shareholder's Equity for the 6 months ended June 30, 2004 (unaudited)

Figures in US$ thousands	December 31, 2003	Issuance of warrants	Net income/(loss) for the period	Foreign currency translation adjustment	June 30, 2004
Share capital	25,474	0	0	0	25,474
Additional paid in capital	25,612	2,415	0	0	28,027
Retained earnings	10,677	0	(4,581)	0	6,096
Accum' Other Comprehensive Loss	546	0	0	(119)	427
SHAREHOLDERS' EQUITY	**62,309**	**2,415**	**(4,581)**	**(119)**	**60,024**

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: András Bodor Corporate Affairs Director

Condensed Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands, except where otherwise indicated	June 30, 2004	June 30, 2004/ June 30, 2003 (%)	June 30, 2003	June 30, 2003/ June 30, 2002 (%)	June 30, 2002
Net sales	184,419	125.7%	146,708	81.9%	179,240
Deferred revenue	733	100.0%	733	n.a.	733
TOTAL REVENUE	**185,152**	**125.6%**	**147,441**	**81.9%**	**179,973**
Cost of Sales	(171,722)	124.6%	(137,789)	86.9%	(158,550)
GROSS PROFIT	**13,430**	**139.1%**	**9,652**	**45.1%**	**21,423**
Gross margin (%)	*7.25*		*6.55*		*11.90*
Selling, General & Administrative Expenses	(20,206)	124.1%	(16,278)	121.5%	(13,393)
Accretion / (Amortization) of goodwill	-	n.a	-	0.0%	72
OPERATING (LOSS)/INCOME	**(6,776)**	**2.3%**	**(6,626)**	**(81.8%)**	**8,102**
Operating margin (%)	*(3.66)*		*(4.49)*		*4.50*
Other income/(expense) net	3,979	293.7%	(2,054)	(593.6%)	346
Amortization of debt discount	(462)	75.5%	(612)	118.4%	(517)
Amortization of deferred debt issue cost	(191)	434.1%	(44)	0.0%	(47)
Interest income	43	179.2%	24	48.0%	50
Interest expense	(2,231)	121.8%	(1,832)	114.2%	(1,604)
(LOSS)/INCOME BEFORE INCOME TAX	**(5,638)**	**(49.4%)**	**(11,144)**	**(176.1%)**	**6,330**
Income tax (expense)/ benefit	1,057	10.3%	1,178	(203.5%)	(579)
NET (LOSS)/INCOME before cumulative effect of change in accounting principle	**(4,581)**	**(54.0%)**	**(9,966)**	**(173.3%)**	**5,751**
Cumulative effect of change in accounting principle	-	n.a.	-	n.a.	-
NET (LOSS)/INCOME	**(4,581)**	**(54.0%)**	**(9,966)**	**(173.3%)**	**5,751**
NET INCOME margin (%)	*(2.47)*		*(6.76)*		*3.20*
Currency translation adjustment (loss) / gain	(119)	(74.4%)	160	38.4%	417
COMPREHENSIVE (LOSS)/INCOME	**(4,700)**	**(52.1%)**	**(9,806)**	**(159.0%)**	**6,168**
Number of shares in issue at period end (HUF1,000 per sh)	4,624,600	100.0%	4,624,600	100.0%	4,624,600
EARNINGS/(LOSS) PER SHARE IN US$	**(0.99)**	**(54.0%)**	**(2.15)**	**(173.8%)**	**1.24**
Weighted average number of shares outstanding: diluted	4,624,600	99.9%	4,630,668	95.2%	4,863,000
FULLY DILUTED EARNINGS/(LOSS) PER SHARE IN US$ (1)	**(0.99)**	**(54.0%)**	**(2.15)**	**(182.4%)**	**1.18**
HUF/US$ exchange rate as at the closing day of the period	208.76		232.98		287.39
GBP / US$ exchange rate as at the closing day of the period	1.8074		1.6503		1.4875

(1) the calculation of fully diluted earnings per share includes 0 and 43,000 and 238,400 options in the first half of 2004, 2003 and 2002, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165 Hungary
Tel:+36.1.401.7100, Fax:+36.1.407.2931, E-mail: corporate.office@nabi.hu
Contact person: András Bodor Corporate Affairs Director

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31 and June 30, 2004 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2004	June 30, 2004
Net sales	93,882	90,537
Deferred revenue	366	367
TOTAL REVENUE	**94,248**	**90,904**
Cost of Sales	(87,299)	(84,423)
GROSS PROFIT	**6,949**	**6,481**
Gross margin (%)	*7.37*	*7.13*
Selling, General & Administrative Expenses	(9,750)	(10,456)
OPERATING INCOME/(LOSS)	**(2,801)**	**(3,975)**
Operating margin (%)	*(2.97)*	*(4.37)*
Other income / (Expense) net	3,253	726
Amortization of debt discount	(231)	(231)
Amortization of deferred debt issuance cost	(22)	(169)
Interest income	22	21
Interest expense	(1,127)	(1,104)
INCOME/(LOSS) BEFORE INCOME TAX	**(906)**	**(4,732)**
Income tax (expense) / benefit	36	1,021
NET INCOME/(LOSS)	**(870)**	**(3,711)**
NET INCOME margin (%)	*(0.92)*	*(4.08)*
Currency translation adjustment (loss) / gain	(19)	(100)
COMPREHENSIVE INCOME/(LOSS)	**(889)**	**(3,811)**
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	4,624,600
EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***
Weighted average number of shares: diluted	4,624,600	4,624,600
FULLY DILUTED EARNINGS PER SHARE IN US$	***(0.19)***	***(0.80)***

Condensed Consolidated Statements of Cash Flows for the six months ended on June 30, 2004, 2003 and 2002 (unaudited)

Figures in US$ thousands	June 30, 2004	June 30, 2003	June 30, 2002
Net income	**(4,581)**	**(9,966)**	**5,750**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,506	3,525	3,197
Amortization of deferred revenue	(733)	(733)	(733)
Accretion of negative goodwill	-	-	(72)
Amortization of debt discount	462	612	517
Amortization of deferred debt issuance cost	191	44	47
Warranties	(200)	2,748	833
Deferred income tax provision	(79)	(702)	205
Deferred debt issuance cost	(2,258)	-	-
Unrealized forward exchange (gain)/loss	1,819	3,721	-
Changes in assets and liabilities:			
Accounts receivable, net	11,411	31,274	41,276
Inventories	(10,198)	(34,741)	(6,568)
Prepaid expenses and others	155	(3,106)	1,033
Accounts payable	15,773	(12,113)	(23,358)
Accrued liabilities and others	(3,989)	1,750	(409)
Increase in obligations under residual value guarantees	-	-	-
Increase in deferred revenue	-	-	-
Other assets / (liabilities)	4	(24)	(22)
Net cash provided by / (used in) operating activities	**12,283**	**(17,711)**	**21,697**
Cash-flows from investing activities:			
Purchase of property and equipment	(3,047)	(2,760)	(7,023)
Purchase of business, net of cash	-	-	-
Net cash used in investing activities	**(3,047)**	**(2,760)**	**(7,023)**
Cash flows from financing activities:			
Proceeds from issuance of share capital	2,415	-	-
Purchase and sale of treasury shares	-	-	-
Short-term loans	(1,047)	1,988	(11,467)
Long term loan	(16,242)	4,743	932
Net cash Provided by / (used in) financing activities	**(14,874)**	**6,731**	**(10,535)**
Effect of foreign exchange rates on cash	(119)	160	417
Net increase / (Decrease) in cash and cash equivalents	**(5,757)**	**(13,580)**	**4,556**
Cash & cash equivalents, beginning of period	21,063	29,753	1,988
Cash & cash equivalents, end of period	15,306	16,173	6,542

3. Basis of Presentation of the Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are un-audited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

The Group's reporting currency is the United States Dollar ("US$").

NABI Rt. and NABI Inc.'s functional currency is the US$. NABI Rt. maintains its books in Hungarian Forint which are remeasured into US$ as follows: non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Monetary assets and liabilities have been remeasured using the year-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare's functional currency is the British Pound ("GBP"). The assets and liabilities of Optare are translated into US$ at year-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses arising are recorded as a component of other comprehensive income/(loss) in the accompanying consolidated statements of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the consolidated balance sheet.

3.4 Change in Accounting Principles: Classification of Costs

With effect from January 1, 2002, NABI Rt. changed the accounting classification of certain general and administrative expenses related to production, maintenance, product development and logistics functions to be consistent with the classification applied by other group companies. The effect of this change relating to prior years is presented separately under the "Cumulative effect of change in accounting policy" line and amounted to US$ 1.3 million.

3.5 Change in Accounting Principles: Goodwill

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and has written off negative goodwill.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 41.0 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.24 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities (US$ thousands)

Description	Total amounts Committed	Amount of Commitment Expiration Per period: Less than 1 year	1-3 years	3-5 years	After 5 years
Performance bonds	43,088	34,014	9,074	-	-
Royalty	1,850	625	1,225	-	-
Total commitments	**44,938**	**34,639**	**10,299**	**-**	**-**

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings expenses	No
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$185.2 million (including US$ 0.4 million other sales) during the first half of 2004, a 25.6 percent increase over the comparable period in 2003. The reasons behind this increased performance are detailed in section 1.1 of this report.

Vehicle sales amounted to US$154.4 million (excluding deferred revenue) of which US$120.6 million were derived from the United States market, with US$33.0 million from the UK market and with US$0.8 from the Hungarian market. The year-on-year 26.4% increase is primarily due to the sale of higher priced models.

Spare parts and aftermarket service revenues were US$29.6 million during the first half of 2004, a 19.4 percent increase over the comparable period in 2003.

Total revenue in 2004 and 2003 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years. Deferred revenue recognized during the half ended June 30, 2004 and 2003 was US$0.7 million for both periods.

4.2 Cost of Sales and Gross Profit

Cost of sales for the half ended June 30, 2004 increased 24.6 percent to US$171.7 million from US$137.8 million for the same period of 2003.

Primary reasons for the increase relate to the higher sales volume and the depreciation of the US dollar. Cost of sales includes an additional warranty provision of US$321,000 which was established in the second quarter of 2004.

Gross profit for the half ended June 30, 2004 was US$13.4 million, resulting in an increase of 39.1 percent or approximately US$3.7 million compared to the gross profit of US$9.7 million in the same period of 2003.

4.3 Operating Income

SGA expenses for the half ended June 30, 2004 increased by U$3.9 million to US$20.2 million compared to the same period in 2003, an increase of 24.1 percent. This increase is mainly attributable to (i) debt restructuring and consulting expenses (totaling $3,1 million) (ii) the negative impact of the depreciation of the USD against the HUF and the GBP (iii) research and development.expenses of 60' BRT.

The Group recorded an operating loss of US$6.8 million in the first half in 2004 compared to a loss of US$6.7 million during the same period of 2003. The lower operating income result is attributable to the increase in SGA expenses explained above.

4.4 Amortization of deferred debt issuance cost and debt discount

Amortization of debt issue cost increased by US$147,000 due to the fact that part of the restructuring related costs have been capitalized as described in Note 4.9.7. While Amortization of debt discount decreased by US$150,000 reflecting the extended term of the related debt and the change in the repayment schedule.

4.5 Other Income (Expense), Net

Other income was US$4.0 million for the first half of 2004, as compared with other expense of US$2.1 million for the same period in 2003, primarily due to (i) the effect on monetary assets and liabilities - especially on inventories - denominated in HUF of the weakening of the USD against the HUF and (ii) the recognition of US$2.2 million realized and unrealized gains on forward currency contracts. The volume of open forward contracts decreased significantly in the first half of 2004 due to the change in the margin account requirements.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

Consolidated EBITDA for the Group was US$1.8 million for the half ended June 30, 2004 compared with negative US$5.2 million in the same period in 2003. As defined by the Group, the amortization includes - among others - the amortization/accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.7 Income Before Income Tax

Income before income tax increased by US$5.5 million to a loss of US$5.6 million for the six months ended June 30, 2004 compared to a loss of US$11.1 million in 2003.

4.8 Net Income

The Group reported a net loss of US$4.6 million for the first half ended June 30, 2004 compared to net loss of US$10.0 million in the same period of 2003. This net loss was in line with the expectations of the company's management.

4.9 Changes in Balance Sheets Items

4.9.1 Cash and cash equivalents

Cash and cash equivalents decreased by US$0.9 million to US$15.3 million compared to the first half of 2003 partly attributable to change in the working capital, net loss and a scheduled mandatory prepayment of debt during the reporting period.

4.9.2 Receivables

Receivables increased 62.7 percent to US$46.7 million as of June 30, 2004 compared to US$28.7 million as of June 30, 2003 primarily because of the receipt of a significant amount of payment from a customer in June 2003, and the high level of sales during the current reporting period.

4.9.3 Inventories

Inventories decreased by US$4.6 million, or 4.1 percent from June 30, 2003 to June 30, 2004 because of the increase in the volume of sales during the first half of 2004.

4.9.4 Deferred income taxes

Deferred income taxes increased by US$2.9 million to US$7.9 million from US$5.0 million.

4.9.5 Prepaid expenses

Prepayments and other assets amounted to US$4.5 million as of June 30, 2004, an increase of 13.8 percent compared to June 30, 2003.

4.9.6 Property and equipment, net

Property and equipment amounted to US$56.9 million as of June 30, 2004, a decrease of 6.0 percent compared to June 30, 2003. The decrease is primarily due to the recognition of depreciation expense in an amount greater than new capital expenditures during the period.

4.9.7 Deferred debt issue cost

Deferred debt issue cost was $2.3 million as of June 30, 2004, 2.0 million more than the same as of June 30, 2003. The increase is due to the fact that the Group has capitalized costs of US$2.3 million related to the restructuring of its finances.

4.9.8 Other non-current assets

Other non-current assets amounted to US$3.7 million at the end of the period compared to US$1.7 million as of June 30, 2003, mainly attributable to a change in deferred tax assets due to the negative income before income taxes realized during the current period and fiscal year 2003.

4.9.9 Short-term debt

Short-term debt was US$4.8 million as of June 30, 2004, a decrease of US$57.8 million compared to the same period in 2003. As of December 31, 2003 the Group was in breach of several of the financial covenants, which resulted in the Group being in default of its Finance Agreements. In November 2003, the Group began negotiation of a debt restructuring agreement with its financiers. On April 21, 2004, as more fully described in Note 4.9.14 below, NABI Rt. and NABI Inc. signed a Restructuring Facility with a syndicate of Hungarian banks and signed an amendment to its Senior Notes with Metropolitan Life Insurance Company through the conclusion of the Amended and Restated Note and Warrant Purchase Agreement. Also, on May 21, 2004, Optare signed a Facility Agreement with its bank, and as a result reclassified GBP 1.5 million of its short term loan as long term.

4.9.10 Current portion of long term debt

Current portion of long-term debt decreased to US$10.0 million as of June 30, 2004 compared to US$11.7 million as of June 30, 2003. The decrease is primarily attributable to the refinancing in the current period, as more fully described in Notes 4.9.9 and 4.9.14.

4.9.11 Accounts payable

Accounts payable increased by 41.5 percent period-to-period from US$41.5 million to US$58.8 million which primarily due to the increased inventory level. The increase mainly attributable to (i) composition of the accounts payables and receivables (set off) (ii) increase volume of accounts payable and (iii) increase in progress payment liability.

4.9.12 Warranty provisions

Warranty provisions increased by 26.1 percent to US$15.4 million as of June 30, 2004 compared to US$12.2 million as of June 30, 2003; primarily due to (i) increased number of buses sold, (ii) additional warranty reserves made to cover warranty repair campaigns on

certain buses sold in earlier years; and (ii) increased purchases of extended warranties in the USA.

4.9.13 Accrued and other liabilities

Accrued and other liabilities were US$7.5 million at the and of the second quarter of 2004, a decrease of US$3.7 million compared to the same period of 2003 primarily due to a decrease in accrued federal income tax and a decrease in unrealized loss on forward contracts recorded under US GAAP.

4.9.14 Long-term notes and capital lease obligation

Long-term debt and capital lease obligation amounted to US$99.4 million as of June 30, 2004, an increase of US$69.0 million compared to the same period of 2003. The increase is primarily attributable to the fact that, on April 21, 2004, the Group entered into a Restructuring Facility Agreement ("Restructuring Facility") and an Amended and Restated Note and Warrant Purchase Agreement ("Amended Note") as part of restructuring its financing (collectively the "Refinancing Agreements"). Optare also signed a Facility Agreement with its bank ("New Optare Facility") on May 21, 2004.

The Restructuring Facility is with a syndicate of Hungarian Banks, was arranged by Kereskedelmi és Hitelbank Rt. and is a floating rate term loan in the amount of US$92.5 million which principal is repayable on December 30, 2006. Interest is payable at LIBOR for the applicable interest period plus a margin and certain mandatory costs. The loan comprises two facilities, Facility A for 78.7 million with an interest period of three months and Facility B for 13.8 million with an interest period of three months. The effective rate of interest according to the above agreement is approximately 2.7%.

The Restated Note and Warrant Purchase Agreement ("Amended Note Agreement") amends the Original Note Agreement. The Amended Note Agreement provides for repayment of the outstanding principal (17,850 as at April 23, 2004) on December 30, 2006. Interest accrues at 9.91% on the Amended Notes and provision is made for additional payments in the event of early repayment of all or part of the amounts outstanding.

The Group is required to make mandatory prepayments under the Refinancing Agreements:

2004 (total)	US$10 million
2005 (total)	US$6 million
June 30, 2006	US$3 million

As part of the Refinancing Agreements the Group's financiers received warrants ("2004 Warrants") to acquire 1,713,753 ordinary shares of NABI Rt., (25% on a fully diluted basis), at an exercise price of 1,087 HUF (approximately US$ 5.10 at the time of the issuance) per share. The issuance of these warrants is in addition to the warrants ("Original Warrants") previously issued to Metropolitan pursuant to the Original Note Agreement. The value of the 2004 Warrants, $US2.4 million as of April 23, 2004, determined through the use of the Black Scholes Option Pricing Model, was accounted for as a credit to additional paid in capital offset against the gross value of the related debt (debt discount). Debt discount is amortized using the effective interest method over the life of the related debt.

The New Optare Facility provides an overdraft facility of GBP 2 million (US$3,6 million as of June 30, 2004 exchange rates), a term loan of GBP 3.2 million (US$5,8 million as as of June 30, 2004 exchange rates) repayable in GBP 38,500 monthly installments with the final capital repayment due on June 30, 2011 and an asset finance facility of GBP 0.4 million (US$0,7 million as of June 30, 2004 exchange rates). Interest on the overdraft facility is at base rate plus margin of 1.5% and for the term loan at base rate plus margin of 1.75% reducing to 1.5% if certain conditions are met.

The Group and HVB Bank Hungary Rt. (as security agent) entered into a series of agreements to secure all of the Group's obligations under the Refinancing Agreements. The security covers the following assets of NABI Rt. and NABI Inc.: a first ranking mortgage on all land and

buildings, a first ranking mortgage, charge or security interest in all intercompany loans, intellectual property, investment property, leases and licenses, intangibles and other assets (with the exception of NABI Inc.'s accounts receivables and inventory), assignment of insurance policies, right of set off over bank accounts and pledge of all the shares in NABI Inc. and Optare Holdings.

The New Optare Facility contains security provisions covering a first ranking legal charge over the title of freehold properties of Optare, a first ranking debenture over all the assets of Optare and first ranking legal charge over the key person and critical illness policies of certain Optare management.

The Refinancing Agreements and the New Optare Facility contain customary representation and warranties. The Group is subject to some restrictive covenants including restrictions regarding the ability of the Group to pay dividends, borrow funds, merge and dispose of its assets. The Refinancing Agreements and the New Optare Facility contain the customary events of default, which would trigger early repayment of the loan including those related to a change of control.

NABI paid back US$12.0 million to the financiers in February 2004 from its outstanding short term debts as of December 31, 2003, and made a mandatory prepayment of US$ 2.0 million pursuant to the provisions of the Refinancing Agreements in June 2004.

4.9.15 Other long-term liabilities

Other long-term liabilities were US$0.1 million higher as of June, 2004 compared to the same period of 2003, which is attributable to a deferred tax item.

4.9.16 Obligations under residual value guarantees

Obligations under residual value guarantees remained at US$3 million as of June 30, 2004, the same as a year earlier. These relate to 76 buses sold with an option for the customer, subject to certain conditions, to oblige the Group to repurchase the buses, which have been accounted for as an operating lease.

4.9.17 Deferred revenue

Deferred revenue decreased by US$1.5 million reflecting the recognition of the same amount, which is amortized under deferred revenue in the income statement.

4.9.18 Retained earnings

Retained earnings were US$6.1 million as of June 30, 2004, a decrease of US$11.4 million or 65.1% compared to the amount as of June 30, 2003. The decrease reflects the retention of the net loss earned by the Group.

5. Shareholder Structure

Shareholder Structure

Type	June 30, 2004		June 30, 2003		June 30, 2002	
	%	Shares ('000)	%	Shares ('000)	%	Shares ('000)
Domestic institutions	13.96	645.4	19.11	883.8	12.50	578.0
Foreign institutions	56.51	2,613.2	56.47	2,611.6	56.39	2,607.9
Institutional investors total	**70.47**	**3,258.6**	**75.58**	**3,495.4**	**68.89**	**3,185.9**
Domestic depositaries	26.41	1,221.3	20.19	933.6	28.88	1,335.8
Foreign depositaries	2.88	133.2	3.99	184.6	1.99	91.9
Depositaries total	**29.29**	**1,354.5**	**24.18**	**1,118.2**	**30.87**	**1,427.7**
Employees	**0.25**	**11.5**	**0.24**	**11.0**	**0.24**	**11.0**
TOTAL:	**100.00**	**4,624.6**	**100.00**	**4,624.6**	**100.00**	**4,624.6**

Notes: - *Voting percentages are the same as ownership ratios*
- *No shares of the company are in state ownership or held by international development institutions*
- *All issued shares are listed on the stock exchange*

Shareholders owning more than three percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership ratio	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.06%	Financial inv'
Citibank	Domestic	Depositary	433,055	9.36%	Depositary
Generali Gold Inv' Fund	Domestic	Open-end investm't fund	150,924	3.26%	Financial inv'
Concorde Securities	Domestic	Broker	141,403	3.06%	Financial inv'

Treasury shares

	June 30, 2004	January 1, 2004	June 30, 2003	June 30, 2002
NABI group	0	0	0	0

6. The Group's Structure and Operation

Employee headcount

	June 30, 2004	January 1, 2004	June 30, 2003	June 30, 2002
NABI Rt.	865	919	999	815
NABI Inc.	663	781	680	651
Optare Holding Ltd.	463	432	536	509
TOTAL:	**1 991**	**2 132**	**2 215**	**1 975**

Members of the Board of Directors

Name	Position	Beginning of mandate	End of mandate	Share ownership
Martin Adams	Chairman of the BoD	April 27, 2004	April 30, 2005	0
G.K van der Mandele	Chairman of the Remuneration Committee	April 27, 2004	April 30, 2005	0
András Rácz	Member of the BoD	April 29, 2003	April 30, 2005	11,500
Tamás Felsen	Independent director Chairman of the Audit Committee	April 29, 2003	April 30, 2005	0
Márk Pejacsevich	Independent director	April 29, 2003	April 30, 2005	0
Russell Richardson	Member of the BoD	April 29, 2003	April 30, 2005	0

Members of the Supervisory Board

Name	Position	Beginning of mandate	End of mandate	Share ownership
Charles A. Huebner	Chairman	April 29, 2003	May 1, 2005	0
László Blága	Member			0
János Kálmán	Member			0
Lajos Kenyeres	Member, employee representative			0
Zoltán Szőke	Member, employee representative			0

Employees in strategic positions

Name	Position	Beginning of mandate	End of mandate	Share ownership
András Rácz	CEO of the NABI Group	1993	Undetermined	11,500
J. Daniel Garrett	Interim CEO of NABI Inc. CFO of the NABI Group	July 1, 2004	Undetermined	0
Russell Richardson	Chairman of Optare Holdings	January 1, 2003	Undetermined	0
Robert Coombes	Managing Director of Optare	January 1, 2003	Undetermined	0
Péter Horváth	Deputy CFO of the NABI Group	October 5, 2001	Undetermined	0

7. Other Items

7.1 Changes after the period

On July 1, 2004, the Group announced the departure of Mr. Patrick Rona, President, CEO and Board member of NABI, Inc. Mr. J. Daniel Garrett, the CFO for the NABI Group, was named interim President and CEO for NABI Inc., effective July 1, 2004.

7.2 Outstanding warrants and management options of NABI Rt.

Number of warrants / options	Exercise price	Deadline to exercise
6,000 (m' option)	HUF 3,703	July, 24 2004
330,258 (warrant)	HUF 5,446	December 30, 2006
23,000 (m' option)	HUF 4,618	March 27, 2006
137,400 (m' option)	HUF 3,812	March 22, 2007
20,000 (m' option)	HUF 3,890	April 15, 2007
1,713,753 (warrant)	HUF 1,087	December 30, 2006

7.3 News Releases of NABI Rt.

Date	Subject
August 4	Miami-Dade Transit buys 70 more NABI buses
July 23	Los Angeles exercised an option
July 8	H1.2004 bus sales performance of the NABI Group
July 1	Management changes at NABI, Inc.
June 30	NABI's 30-LFN flourishes at Altoona test track
June 4	Broward County, FL awards NABI bus contract
May 26	NABI wins joint Hungarian bus tender of Kapos, Gemenc and Pannon Volán

News releases were published on www.nabi.hu, www.bet.hu and in Magyar Tőkepiac.

27. April 2004

Resolutions of the Annual General Meeting of NABI Rt.

NABI Rt's Annual General Meeting of Shareholders was held on April 27, 2004. Shareholders owning 64.184 per cent of all shares attended the AGM. The AGM adopted the following resolutions:

Resolution of the AGM No. 1/2004. (IV.27.)
"The AGM approved the report of the Board of Directors on the 2003 Business Report of the company, which is attached to the minutes of the meeting (Attachment 1.)"

Resolution of the AGM No. 2/2004. (IV.27.)
"The AGM acknowledged the report of the Supervisory Board on the Board of Directors' 2003. business report, the standalone and consolidated financial reports and the accounting of the loss. The report is attached to the minutes of the meeting (Attachment 2)."

Resolution of the AGM No. 3/2004. (IV.27.)
"The General Meeting acknowledges the report of the independent auditor on the annual statements of the company."

Resolution of the AGM No. 4/2004. (IV.27.)
"In the knowledge of the report of the Supervisory Board and the Auditor the General Meeting approves
a) the non-consolidated financial statements according to Hungarian Accounting Standards with balance sheet total of 23,804,509,000 HUF and after-tax loss of 3,809,972,000 HUF.
b) the consolidated financial statements according to Hungarian Accounting Standards with balance sheet total of 55,115,418,000 HUF and after-tax loss of 6,535,996,000 HUF, and
c) the consolidated financial statements according to US GAAP with balance sheet total of 273,556,000 USD and after-tax loss of 16,227,000 USD for the business year ending on 31 December 2003."

Resolution of the AGM No. 5/2004. (IV.27.)
"The General Meeting requires that the company's
a) after-tax loss of 3,809,972,000 HUF according to the non-consolidated financial statements according to Hungarian Accounting Standards;
b) after-tax loss of 6,535,996,000 HUF according to the consolidated financial statements according to Hungarian Accounting Standards;
c) after-tax loss of 16,227,000 USD according to consolidated financial statements according to US

The amount of any increase in the Company's share capital pursuant to this Section 17.2 shall not exceed a yearly maximum of 25 per cent of the share capital registered on the first day of each yearly period calculated from 16 September 2002, excluding the 2.044.011 share issue obligations, by granted warrants, undertaken by the company before 27 April 2004, that were granted to certain financial institutions. In case of the exercise of these warrants granted before 27 April 2004 the yearly maximum of 25 per cent share issue limit is not applicable but in this yearly period of time issue of new shares by the management share option plan is not allowed. The authorization pursuant to this Section 17.2 shall be valid for the period expiring on 16 September 2007. The Board of Directors must approve any resolution to increase the registered capital by at least a four-fifth qualified majority. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to the Court of Registration the documents relating to the increase and to enter into contracts and sign documents which pertain to such capital increase."

Resolution of the AGM No. 12/2004. (IV.27.)

"Based on the proposal of the Board of Directors, the General Meeting hereby resolves to exclude the pre-emptive rights of the shareholders of NABI Rt. in relation to the capital increases and the subsequent issuance of new shares, which capital increases will be made and shares will be issued as a consequence of any or all warrant holder exercising its respective rights under the following warrant certificates:

1, Amended and Restated Warrant Certificate No. WRA-1, dated 21 April 2004 signed by NABI Rt.;
2, Amended and Restated Warrant Certificate No. WRA-2, dated 21 April 2004 signed by NABI Rt.;
3, Warrant Certificate No. WRB-1; dated 21 April 2004 signed by NABI Rt.;
4, Warrant Certificate No. WRB-2; dated 21 April 2004 signed by NABI Rt.;
5, Warrant Certificate No. WRB-3; dated 21 April 2004 signed by NABI Rt.;
6, Warrant Certificate No. WRB-4; dated 21 April 2004 signed by NABI Rt.;
7, Warrant Certificate No. WRB-5; dated 21 April 2004 signed by NABI Rt.;
8, Warrant Certificate No. WRB-6; dated 21 April 2004 signed by NABI Rt.;
9, Warrant Certificate No. WRB-7; dated 21 April 2004 signed by NABI Rt.;
10, Warrant Certificate No. WRB-8; dated 21 April 2004 signed by NABI Rt.;
11, Warrant Certificate No. WRB-9; dated 21 April 2004 signed by NABI Rt.;
12, Warrant Certificate No. WRB-10; dated 21 April 2004 signed by NABI Rt.

Each Warrant initially entitles the holder of such Warrant to purchase one fully paid ordinary share of NABI Rt. with a nominal value of HUF 1,000 (one thousand) at any time until the 30 December 2004 Expiration Date.

Based on the total number of two million forty four thousand and eleven (2,044,011) Class "A" and "B" Warrants the maximum ordinary shares that may be issued until the Expiration Date is two million forty four thousand and eleven (2,044,011) shares.

The capital increase and the issuing of shares will be made by means of private placement to the respective Warrant holders, upon the exercise of their rights under their respective Warrant

Certificates.

The new shares under the above mentioned Class "A" Warrant Certificates shall be issued for a cash consideration of HUF 5,446 and the above mentioned Class "B" Warrant Certificates for a cash consideration of HUF 1,087 or the equivalent of such cash consideration in both cases for a debt to equity conversion as an in-kind contribution, as certified by an independent auditor. If the capital increase will take place for an in-kind contribution, the shareholders will not have such pre-emptive rights."

Resolution of the AGM No. 13/2004. (IV.27.)
"The Company shall release Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and Mr. Russell Richardson from any and all liability and shall compensate them for any and all damages, losses, costs, expenses, penalties, fines, fees, actions, claims, proceedings and demands (Losses) which Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejácsevich and Mr. Russell Richardson may *suffer or incur jointly or severally in connection with the performance of* their duties as members of the Board of Directors of the Company, except those Losses which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or *non-performance or* reckless disregard of such duties of a member of the Board of Director. This indemnity shall not apply with respect to the performance of their duties as members of the Board of Directors of the Company prior to 27 April 2004."

Resolution of the AGM No. 14/2004. (IV.27.)
"The Company hereby agrees not to pursue any action, claim or proceeding against Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and Mr. Russell Richardson whether individually or jointly in connection with the performance or non-performance of their duties as members of the Board of Directors of the Company. This indemnity shall not apply with respect to the performance of their duties as members of the Board of Directors of the Company prior to 27 April 2004."

Resolution of the AGM No. 15/2004. (IV.27.)
"The General Meeting hereby approves the Company entering into Indemnification Agreements between (1) Mr. Martin Michael Adams, Mr. András Rácz and the Company, (2) Mr. Mark Pejacsevich, Mr. Russell Richardson and the Company and (3) Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen and the Company."

- END -

For more information:
András Bodor, Corporate Affairs Director
Phone: +36.1.401.7100, Fax: +36.1.407.2931, e-mail: bodor.andras@nabi.hu

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4. May 2004

Information on NABI's warrants

NABI Bus Industries Rt. (BSE: NABI) informs its honorable shareholders that out of the currently issued total 2,230,411 warrants only 1,713,753 warrants' strike price is less than the highest market price in the last 52 weeks.

Warrants issued according to the Management Share Option Plan:

warrants	strike price (HUF)	maturity
6,000	3,703	July 24, 2004
23,000	4,618	March 27, 2006
137,400	3,812	March 22, 2007
20,000	3,890	April 15, 2007

186,400 warrants were issued from the Management Share Option Plan and the strike price is well above the highest market price in the last 52 weeks. The Board of directors is authorized to issue warrants up to 10% of the share capital that represents 276,060 additional warrants according to the current Management Share Option Plan. The condition for exercising the management warrants is that the total new shares issued since the last September 16 should not reach 25% of the share capital. These warrants are not assignable. The Management Share Option Plan is available on NABI website at Investors relations > Corporate documents page.

Warrants issued to the Financiers:

warrants	strike price (HUF)	maturity
330,258	5,446	December 30, 2006
1,713,753	1,087	December 30, 2006

The assignment of the warrants which were issued to the Financiers is restricted. Such assignment can only be made to an existing holder of a warrant or to any bank, trust company, savings and loan association, or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity in a transaction registered pursuant to applicable United States (state and federal) laws, or exempt from registration

requirements as provided under such laws. The new warrant holder must accept the relevant obligations arising from the agreement according to which the warrants were issued. A subsequent holder of a warrant shall not share the original warrant holders' right to appoint a representative to the Board *nor shall* the subsequent holder be entitled to receive from any such appointed representative any oral or written information regarding the confidential proceedings of the Board.

The owner of one warrant is entitled for one registered ordinary share anytime after payment of the strike price until the expiration date.

The company's share capital represented by 4,624,600 ordinary registered shares with HUF 1,000 nominal value.

The closing price of NABI shares on the Budapest Stock Exchange was HUF 990 on May 3, 2004. The highest market price was HUF 2,850 in the last 52 weeks.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

NABI`s performance in the first quarter and selection of a new Chairman

5. May 2004

NABI`s performance in the first quarter and selection of a new Chairman

At its board meeting in Leeds, UK NABI Bus Industries Rt. (BSE: NABI) announced the key figures of the financial performance in the first quarter and the selection of Mr. Martin Adams, as the new Chairman of the Board of NABI.

Total Group revenue increased to US $93.9 million from US $79.5 million last year, representing an increase of 30.2% as a result of increased sales volume of 60 LFW and CompoBus models. The growth in revenue included a 9.5% increase in revenue for the Aftermarket parts division as well. However, this performance continued to be adversely impacted by a weak U.S. dollar and costs and expenses related to the recent restructuring of the Company's debt.

The Company reported a net loss of US $870,000 improvement from a loss of US $1.4 million in the same period last year. The current period loss included more than US$1 million of one-time costs associated with the restructuring of the Company's debt agreements, which became effective subsequent to the end of the quarter of April 23, 2004. Pursuant to the new debt agreements, approximately US $101.6 million of the Group's debt was reclassified to long-term debt with duration of more than a year. These loans are available for the Group until the end of 2006. The Company repaid US $12 million of debt in the first quarter of 2004 and is obligated to make additional debt repayments of US $10 million in 2004.

Mr. Martin Adams, chairman of the First Hungary Fund Ltd, was selected as the new Chairman of the Board of NABI. The appointment is effective immediately.

- END -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

26. May 2004

NABI wins joint Hungarian bus tender of Kapos, Gemenc and Pannon Volán

NABI Bus Industries Rt. (BSE: NABI) has been awarded a contract for 16 NABI 700 SE buses.

The award is a better-than-expected sale in the Hungarian market, which has had recent budget challenges. The contract is worth HUF 594 million (US$2.9 million/#2.4 million), and NABI will deliver the buses by October 30, 2004.

NABI previously delivered buses to Kapos and Gemenc Volan by April 29, 2004 according to its former contracts. Additionally, two NABI 700 SE buses will be delivered to Volanbus by June 30, 2004.

The NABI 700SE bus, built on a Scania chassis, was introduced last year for the Hungarian market. This new model is capable of transporting a maximum of 90 passengers, with 41 seats. The bus is powered by a 239 hp (169KW) Euro 3 compliant Scania engine, and it is equipped with a seven-gear manual transmission.

NABI captured 9% of the Hungarian market share of buses sold (total 209) in 2003.

- END -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36-1-401-7100, e-mail: andras.bodor@nabi.hu

4. June 2004

Broward County, FL awards NABI bus contract

NABI (BSE: NABI) announces purchase order for 25 buses

Broward County Mass Transit (Florida) placed a purchase order for 25 NABI 40-foot low-floor steel buses of NABI with diesel propulsion systems. The buses are scheduled to be delivered by May 2005. The contract includes a firm order in the amount of US$ 7.8 million and 3 options for the delivery of 25 buses each.

NABI Group, to date, has delivered more than 500 transit buses in Florida. NABI reached a 20.9% market share in the US heavy duty urban transit bus market in 2003.

- END -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT

30. June 2004

NABI's 30-LFN flourishes at Altoona test track

NABI Bus Industries (BSE: NABI) model 30-LFN completed the demanding 500,000 mile Altoona structural endurance test for transit buses that is a usual requirement for bidding at mass transit authorities.



The 30-LFN is a 31-foot ultra low-floor diesel bus, an American version of Optare's award-winning Solo model (NABI's U.K. subsidiary). The testing revealed no Class 1 or Class 2 failures-demonstrating the 30-LFN is a safe, durable and reliable vehicle for transit and shuttle bus applications. Fuel economy tests provided an overall average of 7.5 mpg, a 27% or more fuel efficiency gain over other 30-foot buses tested, which ran from 4.1 to 5.9 mpg. Based on today's federal government-published untaxed price of diesel and average annual mileage of transit buses in most recent APTA statistics, if a transit agency were to buy 100 NABI Model 30-LFNs it would save more than $1.7 million during the fleet's useful life over the next most fuel efficient bus model, on fuel savings alone.

NABI has sold more than 170 30-LFNs to the American market (on the "non-buy America" segment only). In 2003 Miami-Dade Transit ordered 70 and currently operates them in BRT neighborhood shuttle applications. There are more than 1,500 models operating in the U.K. and the U.S. combined.

-END-

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

Management changes at NABI, Inc.

1. July 2004

Management changes at NABI, Inc.

Mr. András Rácz, President and CEO, NABI Bus Industries Rt. (BSE: NABI) and Chairman of NABI, Inc. announces the departure of Mr. Patrick Rona as President, CEO and Board member of NABI, Inc.

The decision takes effect on the 1st of July, 2004. Patrick Rona had been employed at NABI Inc. as CEO since 2002. András Rácz also announces the appointment of J. Daniel Garrett to Interim President and CEO of NABI, Inc., also effective immediately. Mr. Garrett presently serves as the Executive Vice-President and CFO for NABI, Inc. and the Group CFO for the NABI Group.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

8. July 2004

H1.2004 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus Type	June 30 2004	June 30 2003	June 30 2002
	30-foot (medium duty)	1	12	10
	35/40-foot (heavy duty)	239	287	415
USA	60-foot (heavy duty)	73	1	-
	40/45-foot CompoBus	33	8	-
USA Market Total:		**346**	**308**	**425**
	Single deck under 7.5t	43	66	79
United Kingdom	Single deck over 7.5t	191	185	171
	Double deck over 7.5t	1	9	17
UK Market Total:		**235**	**260**	**267**
HU Market Total	Single deck over 7.5t	5	3	-
Grand Total:		**586**	**571**	**692**

Comparing to the results from last year's similar period, there is no significant growth in the number of buses sold; however, the sales structure has changed in the USA as the proportion of higher value CompoBus-es and articulated buses has increased. The 45-foot CompoBus-es were sold at a 30% premium on average, while the 60-LFW at a 50% premium, based on the average price for the traditional (40-foot) models. Customization (of propulsion system, add-ons) may represent considerable differences in model prices. On the UK market, the overall bus registrations are down by 17% in comparison with the first half of 2003, but Optare has steered a steady course and increased its market share to 38% in the midibus sector and has a 10% share of the total UK bus registrations.

8. July 2004

H1.2004 bus sales performance of the NABI Group

Number of Bus Deliveries According to Market and Type

Market	Bus Type	June 30 2004	June 30 2003	June 30 2002
USA	30-foot (medium duty)	1	12	10
	35/40-foot (heavy duty)	239	287	415
	60-foot (heavy duty)	73	1	-
	40/45-foot CompoBus	33	8	-
USA Market Total:		**346**	**308**	**425**
United Kingdom	Single deck under 7.5t	43	66	79
	Single deck over 7.5t	191	185	171
	Double deck over 7.5t	1	9	17
UK Market Total:		**235**	**260**	**267**
HU Market Total	Single deck over 7.5t	5	3	-
Grand Total:		**586**	**571**	**692**

Comparing to the results from last year's similar period, there is no significant growth in the number of buses sold; however, the sales structure has changed in the USA as the proportion of higher value CompoBus-es and articulated buses has increased. The 45-foot CompoBus-es were sold at a 30% premium on average, while the 60-LFW at a 50% premium, based on the average price for the traditional (40-foot) models. Customization (of propulsion system, add-ons) may represent considerable differences in model prices. On the UK market, the overall bus registrations are down by 17% in comparison with the first half of 2003, but Optare has steered a steady course and increased its market share to 38% in the midibus sector and has a 10% share of the total UK bus registrations.


Distribution of Bus Sales
Number of Buses Sold
2000
2001
2002
2003
2004
US Sales
UK Sales
HU Sales

Based on the past six-month sales data, the Group forecasts sales of approximately 1200 buses in 2004. Management's primary focus is to generate cash flow and improve financial performance as opposed to emphasizing an increase in the number of vehicle sales.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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23. July 2004

Los Angeles exercised an option

NABI (BSE: NABI) announces that Los Angeles County Metropolitan Transportation Authority's (LACMTA) board approved the decision to exercise 75 option buses acclaiming North American Bus Industries' (NABI) 40-foot low-floor buses.



The option contract for 40-LFW CNG buses is worth approximately $25 million, and buses are scheduled to be delivered in early 2005. Los Angeles deploys 800 NABI CNG low-floor buses in its fleet of 2,368 buses. Additional delivery of 100 45-foot CNG CompoBuses has begun recently. The 200 series of 60-foot CNG 60-BRT vehicles will be placed into service in 2005.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

Investor relations
- Senior Management
- Stock quotes
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NABI BUS INDUSTRIES RT.

4. August 2004

Miami-Dade Transit buys 70 more NABI buses

NABI (BSE: NABI) announces the receipt of a notice to proceed from Miami-Dade Transit to exercise an option for 70 Model 40-LFWs. Total contract value is worth $21.5 million.

"We appreciate the excellent business relationship we have with Miami," said Bill Coryell, Vice President of Sales for NABI, Inc. "NABI has been privileged to deliver over 600 buses to Miami of varying floor-heights and bus lengths, making them our second-largest customer."

The 40-foot low-floor diesel bus options will be delivered third quarter 2005. Miami has previously taken delivery of NABI standard-floor 60-foot articulating buses, 40-foot low-floor and standard-floor buses, and 30-foot low-floor shuttle buses for BRT and regular route applications. From earlier options exercised and today's announcement Miami currently has 110 buses on order for NABI 40-LFWs.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Workforce Reduction at NABI Rt. Budapest

7. October 2004

Workforce Reduction at NABI Rt. Budapest

NABI Bus Industries (BSE: NABI) announces a 21% workforce reduction.

NABI's product portfolio will decrease based on the rationale of cost efficiency. This, however, will not affect ongoing and future customer orders, which can be satisfied by the present model selection. Instead of earlier efforts to simultaneously develop multiple new models, the company will focus on a smaller number of products. In addition, NABI will cut back on the previously increased production volume.

The downsizing will involve 180 people, physical and administrative workers as well.

It will be implemented in two steps, the first ending in January, 2005, the second in April, 2005.

The total number of employees at NABI Rt. on September 30, 2004 was 839.

- END -

For NABI related information contact
Andras Bodor, Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

back

NABI BUS INDUSTRIES RT.

Investor relations
- Senior Management
- Stock quotes
- Analysts
- News releases
- Shareholder structure
- Capital increases, acquisitions
- Dividend policy
- Financial information
- Presentations
- Events and disclosure calendar
- Corporate documents
- IR contacts

NABI BUS INDUSTRIES RT.

11. October 2004

Q3.2004 bus sales performance of NABI

During the first nine months of 2004, the NABI Group delivered 878 buses to its customers, compared to 818 vehicles delivered during the same period of 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus Type	September 30 2004	September 30 2003	September 30 2002
USA	30-foot (medium duty)	1	40	10
	35/40-foot (heavy duty)	342	379	558
	60-foot (heavy duty)	101	23	10
	40/45-foot CompoBus	57	25	-
USA Market Total:		**501**	**467**	**578**
United Kingdom	Single deck under 7.5t	67	92	122
	Single deck over 7.5t	298	242	238
	Double deck over 7.5t	2	9	28
UK Market Total:		**367**	**343**	**388**
HU Market Total:	Single deck over 7.5t	**10**	**8**	**4**
Grand Total:		**878**	**818**	**970**

In the third quarter of 2004, NABI sold a total of 292 buses. The proportion of higher value articulated buses and CompoBus-es further increased. The Group's forecast of 1200 units annual sales for 2004 has not changed. The order backlog in the US is approximately 670 buses in fixed orders and 2000 buses in options.

\- END -

For more information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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11. October 2004

FHF to commence winding up on January 1, 2005

NABI Bus Industries (BSE: NABI) announces that it has been informed that the winding up of the First Hungary Fund Ltd. ("FHF") will start on January 1, 2005. FHF has advised NABI that the shares held in NABI will be sold or to one or more third parties and/ or distributed in specie to the shareholders of FHF.

According to the Articles of Association of NABI "For the acquisition of an influence in the Company exceeding 33% or, in the case set out in Section 68 (1) of Act CXX of 2001 on capital market ("Capital Market Act"), 25%, a public purchase offer must be made in accordance with the Capital Market Act"

The shares of NABI as of September 30, 2004 were held as follows:

	# of shares held	% of total shares
Foreign institutional investors (funds)	2,613,209	56.5%
Foreign depositaries and brokers	133,232	2.9%
Domestic institutional investors	662,938	14.3%
Domestic depositaries and brokers	1,203,721	26.0%
Management	11,500	0.2%
Total	4,624,600	100%

NABI's shareholders as of September 30, 2004:

	# of shares	% of total shares
First Hungary Fund Ltd	2,500,000	54.1%
Citibank depositary (12 accounts)	394,967	8.5%
Generali Funds (4 funds)	167,816	3.6%
Concorde Securities (clients' accounts)	145,316	3.1%

Erste Securities (clients' accounts)	140,630	3.0%
Others owning less than 3%	1,275,871	27.7%
Total	4,624,600	100.0%

- END -

For more information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

12. October 2004

NABI statement: there is no new warranty liability

Responding to recent media reports, NABI Bus Industries Rt. (BSE: NABI) commented today that NABI has no extraordinary warranty expenses. Eaton Hydraulics, a power steering component supplier to NABI, recently announced that Eaton will check the components and replace at their cost if necessary. This event is not extraordinary in the automotive industry.

NABI and its suppliers must file reports to the National Highway and Traffic Safety Administration (NHTSA) regarding defects, according to U.S. motor vehicle safety regulations. Detailed information regarding these reports is available on the homepage of NHTSA:

http://www-odi.nhtsa.dot.gov/safety recalls/...

NABI Rt makes extraordinary announcements to the Budapest Stock Exchange if the importance and the financial consequences of the event exceeds the level of ordinary business. Today's response is dictated by the media reports, not the safety recall announcement itself, NABI said.

# # #

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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19. October 2004

New NABI products in 2004

NABI Bus Industries Rt. (BSE: NABI) has introduced two new products: the 60-BRT in Los Angeles, CA (USA) and the Tempo in the UK



Los Angeles Metro officials unveiled NABI's 60-BRT in North Hollywood on October 15. This high-capacity, 60-foot articulated bus will operate on L.A.'s busiest bus corridors and on the Metro Orange Line-a dedicated bus transitway for bus rapid transit service.

Two hundred 60-BRT buses are on firm order from NABI and another 400 can be ordered optionally. Delivery of the first 30 vehicles is scheduled to be completed by June 2005 and the remaining 170 vehicles by June 2006.

Fur further information on this event access the website below:
http://www.mta.net/press/2004/10_october/mta_174.htm



NABI's UK subsidiary, Optare, launched a new heavy-duty single deck bus range - the Tempo. This product is available in a choice of four lengths - 10.6, 11.3, 12.0 and 12.6 meters - and offers low running costs, low noise and exceptional passenger comfort together with progressive modern exterior styling. The first order was also announced at the launch, with Trent Buses taking six 12-meter variants of the new Tempo at the beginning of 2005.

- End -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

Restructuring of Operations

12. November 2004

Restructuring of Operations

NABI Bus Industries Rt. (BSE: NABI) announced that on 11 November 2004, the Board of Directors approved a strategy that will lead to a comprehensive restructuring of the Group's operations.

Since late 2002, NABI's capital requirements have increased significantly in supporting an expansion of manufacturing capacity and the design, development and introduction of a number of new products for the U.S., U.K. and Hungarian markets. The coordination of engineering and manufacturing between the Company's production facilities has proved complex and problematic, leading to increased costs and disappointing financial performance in 2003 and 2004. During the same period, the depreciation of the U.S. dollar against the Hungarian forint has dramatically increased the cost of production of transit bus shells in Hungary.

In response to the decline in the Company's financial and operating results, the Board initiated actions necessary to improve the competitive and financial performance of the Group. These actions included the appointment in July 2004 of Conway, Del Genio, Gries & Co., LLC ("CDG"), a New York-based firm of restructuring advisors who have been working in partnership with Numerica LLP, leading providers of such services in the U.K., to review and assess the Company's current operations and make recommendations for improving future performance.

On 11 November 2004, the Board approved a strategy developed with CDG that will lead to a comprehensive restructuring of operations over the next nine months so as to increase the Company's competitiveness and reduce working capital and debt. Products and business units which do not provide an adequate financial return or are not core to the Company's operations will be restructured in order that additional resources can be redirected to its primary business activities.

Further announcements will be made as the various elements of the restructuring program are finalized.

- End -

For more information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

22. December 2004

FTA denies extension of CompoBus® "Buy America" waivers

NABI Bus Industries Rt. (BSE:NABI) reports that it has received notice of a decision by the U.S. Federal Transit Administration (FTA) to deny NABI's request to extend the FTA's waivers of "Buy America" regulations as they applied to the Company's manufacturing of the CompoBus®.

NABI Bus Industries Rt. (BSE:NABI) reports that it has received notice of a decision by the U.S. Federal Transit Administration (FTA) to deny NABI's request to extend the FTA's waivers of "Buy America" regulations as they applied to the Company's manufacturing of the CompoBus®.

The principal effect of the FTA's ruling is to require that CompoBuses manufactured under future sales contracts must meet "Buy America" regulations if they are to satisfy criteria applicable to public procurements of buses using Federal funding. Under these rules, buses must derive 60% of their component value from U.S. suppliers and undergo "final assembly" in the United States. The FTA ruling does not affect steel buses produced by NABI for its U.S. customers, as these already meet the "Buy America" regulations.

The waivers, which were originally granted in 2002, enabled NABI to supply composite material shells and chassis manufactured at its Kaposvar facility in Hungary in the production of CompoBuses for US transit authorities. In its ruling, the FTA stated:
"FTA does not dispute that the CompoBus® may have a host of advantages or unique features. However, claims that a product is superior are insufficient to justify a public interest waiver of the Buy America requirements."

To date, NABI has delivered a total of 130 CompoBuses to customers in the United States. These customers (transit authorities) have reported significantly increased passenger ridership on routes that operate CompoBuses.

NABI is currently seeking alternatives to comply with the FTA's requirements for future orders. The production and delivery of CompoBuses under existing contracts, including options, are not affected by the FTA ruling.

###

For further information contact:
Cliff Henke External Relations Director
Phone: +1 818-610-0330 ext. 105; e-mail: Cliff.Henke@nabiusa.com
--or--
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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Workforce Reduction at NABI Rt.'s Kaposvar factory

10. January 2005

Workforce Reduction at NABI Rt.'s Kaposvar factory

NABI BUS INDUSTRIES RT.

NABI's Kaposvar, Hungary plant was built, equipped and opened in 2001 specifically to manufacture CompoBus® for supply to U.S. municipal transit authorities.

The CompoBus® shell is made under an exclusive worldwide patent using composite materials after which final painting and the major part of the final assembly is completed. Currently 132 CompoBuses operate in four cities in the United States.

The U.S. Federal Transit Administration's decision to deny NABI's request to extend the waivers of "Buy America" *regulations* as they *applied* to NABI's *manufacturing* of the CompoBus® (announced on 22 December 2004), in effect, forces NABI to build future orders for these buses in the same manner as the Company produces its steel models. In addition, the continuing unfavorable USD/HUF exchange rate has significantly increased the Company's costs of production in Hungary. As a result of the uncertainties regarding future costs of and demand for CompoBuses, NABI will significantly reduce production levels in *Kaposvar. Current* orders for CompoBuses will continue to be built in Kaposvar as they are unaffected by the FTA waiver decision.

Reductions will involve the loss of up to 168 jobs covering both manual and administration functions.

On December 31, 2004, NABI Rt. employed a total of 739 people in all of its facilities in Hungary.

- END -

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

12. January 2005

2004 bus sales performance of NABI

During 2004, the NABI Group delivered 1,227 buses to its customers, a 7% increase in the number of vehicles delivered compared with 2003.

Number of Bus Deliveries According to Market and Type

Market	Bus Type	2004	2003	2002
		12M	12M	12M
USA	30-foot (medium duty)	1	72	12
	35/40-foot (heavy duty)	468	483	771
	60-foot (heavy duty)	133	76	54
	40/45-foot CompoBus	84	57	3
USA Market Total:		**686**	**688**	**840**
United Kingdom	Single deck under 7.5t	89	125	117
	Single deck over 7.5t	428	308	374
	Double deck over 7.5t	2	9	41
UK Market Total:		**519**	**442**	**532**
HU Market Total	Single deck over 7.5t	22	19	7
Grand Total:		**1 227**	**1 149**	**1 375**

Overall, the American transit bus market remains flat due to macroeconomic pressures and the uncertainties over future engine emission technologies. The public transport industry continues to be challenged by budget issues at the state and local levels of government, which comprise an increasing share of funding for new buses and rail systems. However, state and local funding is expected to recover in 2005 and beyond. In addition, bus rapid transit is a promising emerging market, as the number of cities announcing BRT projects continues to grow.

Although the quantity of NABI's bus deliveries in 2004 appears to be largely

unchanged from 2003, sales revenues increased significantly due to the considerably greater number of higher-value and labor-intensive articulated buses that were produced in 2004 than in 2003. NABI Inc. produced 321 diesel engine buses in 2004, 338 buses fueled by CNG and 26 buses fueled by LNG. Deliveries were made to 10 customers under 12 different contracts in 2004. These figures dd not include the delivery of the NABI 60-BRT prototype bus to Los Angeles County Metropolitan Transportation Authority in September 2004. Under the terms of this first contract for NABI's advanced design bus rapid transit vehicle, delivery of the first 30 to Los Angeles is scheduled for mid-2005.

Despite the demand in the UK bus market in 2004 being 9% lower than in 2003, Optare has successfully increased its share of the UK single deck market by 3% in 2004 to 23%. More importantly in its core business sector for Midibuses(10-13T), Optare increased its share by 7% to 37%.

In Hungary, the market remained flat and NABI sold 12 forty-foot buses in the 4th Quarter.


Distribution of Bus Sales
Number of Buses Sold
450
400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
USA
UK
HU

As previously announced in November 2004, NABI is implementing a comprehensive restructuring of its operations in order to improve financial stability and return to long-term profitability. One-time charges associated with the restructuring initiative are expected to be reflected in the Group's final results for the year ended December 31, 2004.

The NABI Group plans to build in the order of 1000 buses in 2005. NABI has received fixed orders from customers in the USA for 522 buses and approximately 1700 buses could be ordered under options.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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Invitation to NABI Rt.'s Annual General Meeting of Shareholders

24. March 2005

Invitation to NABI Rt.'s Annual General Meeting of Shareholders

The Board of Directors of NABI Bus Industries Company Limited by Shares (registered seat: 1165 Budapest, Újszász u. 45.) (the "Company") hereby notifies the honorable shareholders that the Board of Directors decided to convene the annual general meeting of the Company, to be held at 10:00 a.m. on Friday, 29 April 2005.

Venue of the general meeting: Hotel Novotel Budapest Centrum, Palace Room
1088 Budapest, Rákóczi út 43-45.

I. Agenda of the general meeting:

1. Closing of the 2004 business year
   - 1.1. Report of the Board of Directors on the 2004 business year of the Company.
   - 1.2. Proposal of the Board of Directors for the approval of the 2004 standalone and consolidated financial statements and business report of the Company, and for the appropriation of the 2004 net losses.
   - 1.3. Report of the Supervisory Board on the report of the Board of Directors for 2004, on the 2004 standalone and consolidated financial statements and the business report of the Company and on the proposal of the Board of Directors for the appropriation of 2004 net losses.
   - 1.4. Acknowledgment of the report of the Auditor on the 2004 standalone and consolidated financial statements.
   - 1.5. Acknowledgement of the report of the Supervisory Board and the Auditor.
   - 1.6. Approval of the 2004 Report of the Board of Directors.
   - 1.7. Approval of the standalone and consolidated financial statements of the Company (prepared in accordance with the Hungarian and US Accounting Standards).
   - 1.8. Resolution on the appropriation of the net losses of the Company regarding 2004.
2. Election of an Auditor and decision on the 2005 remuneration.
3. Modification of the Articles of Association.
   - 3.1. Extension of the scope of activity.
   - 3.2. Modification of the provisions regarding the pre-emption right of shareholders in case of a

capital increase and the exclusion of the exercise of the pre-emption right to reflect the provisions of Act CXLIV of 1997 on economic associations (the "Companies Act").

3.3. The extension of the powers of the Board of Directors and the Supervisory Board pursuant to the Companies Act (payment of interim dividend, approval of the interim balance sheet, issuance of convertible bonds or bonds with subscription right).

3.4. Modification of the provisions on the operation and authority of the Board of Directors.

3.5. Modification of the provisions on the convocation of the general meeting.

3.6. Modification of the provisions on the financial reports of the Company to comply with the Listing and Continued Trading Rules of the Budapest Stock Exchange.

3.7. Decrease of the minimum number of the members of the Board of Directors to the minimum prescribed by the Companies Act.

3.8. Modification of the term of the members of the Board of Directors and the Supervisory Board.

3.9. Modification of the provisions on the signature authority.

3.10. Modification of the provisions on dividend payment.

3.11. Amendments to NABI Rt.'s articles of association pursuant to sections 6.2.3.1 and 6.2.3.3 of the Listing Regulations of BSE effective as of March 9, 2005.

The reason of the proposed modifications to the Articles of Association is to reflect the detailed mandatory provisions of the Companies Act and, wherever the Companies Act allows a deviation from the general rules, to ensure that the shareholders and the board of directors are able to exercise these rights.

4. Election of members for the Board of Directors.
5. Election of members for the Supervisory Board.
6. Compulsory capital decrease, the appropriate modification of the Articles of Association related thereto.

   Reasons for the capital decrease: The book equity of the Company in the 2004 balance sheet is expected to be less than two-thirds of the capital of the Company due to losses. The final, audited financial statements of the Company for 2004, on the basis of which the book equity of 31 December 2004 of the Company could be established, were still under preparation at the time of publication of this notice.
   The method of execution of the capital decrease: the appropriate decrease of the nominal value of the shares, replacement with shares of lower nominal value.
7. Authorization of the Board of Directors to increase the capital of the Company.
8. Approval of the by-laws of the Supervisory Board.

II. Pursuant to Section 13.1 of the Articles of Association, the general meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital, which carries with it a right to vote. The shareholders may attend the general meeting either personally or through a representative or an attorney-in-fact. The document constituting such representation right must be handed over to the representative of the Company in form of a public document or a fully verifiable private document with full probative force not later than the

beginning of the general meeting.

III. Pursuant to Section 13.3 of the Articles of Association, those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holding that precedes the general meeting and possesses the appropriate securities account extract defined in Section 7.4 of the Articles of Association shall have the right to attend the general meeting and vote. The Board of Directors of the Company provides appropriate means of voting per share for the shareholders.

IV. Pursuant to Section 13.7 of the Articles of Association, one dematerialised registered ordinary share of HUF 1,000 entitles the respective shareholder to exercise one vote.

V. We request the honourable shareholders to appear at the place of the general meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances. The general meeting shall vote openly.

VI. The proposals for the agenda of the general meeting will be made available at the Company's registered seat or on the web site of the Company at www.nabi.hu, and on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu after the later of 14 April 2005 or, as they become available.

VII. Pursuant to Section 13.2 of the Articles of Association, if the general meeting has no quorum at the latest 30 minutes after its set time, the re-convened general meeting will be held with the same agenda and at the same place at 10:30 a.m. on 29 April 2005. Such re-convened general meeting has a quorum independently from the number of the attending shareholders.

Budapest, 24 March 2004

Board of Directors of NABI Bus Industries Rt.

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Letter to Shareholders

24. March 2005

Letter to Shareholders

NABI

…BI BUS INDUSTRIES RT.

…estor relations
…enior Management
…ock quotes
…nalysts
…ews releases
…hareholder structure
…apital increases,
…cquisitions
…ividend policy
…nancial information
…resentations
…vents and disclosure
…alendar
…orporate documents
…R contacts

Dear Shareholder,

The board of directors (the "Board") of NABI Autóbuszipari Rt. ("NABI" or the "Company"), has today released the proposed agenda relating to the upcoming April 29 Annual General Meeting of the Company. The Board would like to take this opportunity to inform and update you with respect to various matters in relation to the ongoing restructuring of NABI's business and the Annual General Meeting.

As disclosed in our announcement of November 12, 2004, in a concerted effort to resolve the financial and operational difficulties which the Company has been experiencing in recent years, the Board adopted and decided to implement a comprehensive restructuring plan. The plan includes the streamlining of the Company's activities, through the potential sale of businesses and products to permit NABI to concentrate on its core manufacturing operations, a reduction in production capacity to meet the projected order book, and improvements in work practices, organisation and structure to improve productivity and margins. The Board believes that in the current circumstances this restructuring plan is the most appropriate approach at this juncture to secure the long term future of the Company to the benefit of shareholders, customers, suppliers and employees. This restructuring process is well underway and NABI's management and its advisors are making efforts to achieve the intended results as quickly as practicable.

During the restructuring process, NABI has been working closely with its financiers. As disclosed most recently in NABI's fourth quarter 2004 flash report, the financiers agreed to forbear from exercising their rights in connection with certain defaults that arose from the Company's failure to meet certain financial covenants contained in its financing agreements executed in April 2004. At present, all of NABI's debt is repayable by the end of 2006. In parallel with the implementation of the operational restructuring process, NABI and its financiers have been in ongoing discussions to develop a long term solution to the Company's financial situation. NABI aims to achieve a sustainable level of debt that would not jeopardize the continued long term viability of its core business. In this regard, the financiers have been supportive and negotiations have been constructive. However, given the complexities of NABI's financial and operational position and the need to satisfy 11 individual lenders in three countries with respect to different companies in the NABI group, as yet, no definitive or binding agreement has been entered into. The Board is discussing with its financiers a number of options available to the Company and believes that a positive outcome will result in due course.

The fourth quarter 2004 flash report also disclosed that NABI's book equity is very likely to decrease to a level that will require the Board to propose to shareholders a reduction of NABI's registered capital. The reduction in book equity is due mainly to losses and a number of non-cash items, including the revaluation of certain key fixed assets and investments. Shareholders will be asked to vote at the Annual General Meeting on the exact amount of the decrease once the audited stand-alone, Hungarian accounting standard financial statements of NABI have been finalized.

Due to the complexities of the restructuring, related initiatives and negotiations with the financiers underway at NABI, the audited financial statements may not be available for the Annual General Meeting scheduled for April 29, 2005. As a result, the Board may find it necessary to propose a suspension of the Annual General Meeting until late May in accordance with section 236 (3) of the Companies Act.

Although the Board and NABI's management will make every endeavor to ensure that the suspension will not be necessary, we have decided to make this announcement simultaneously with the release of the agenda for the meeting to inform shareholders of the current status of the restructuring process in respect of the challenges that NABI continues to face.

The Board trusts that you will understand the current situation and looks forward to your continuing support throughout the restructuring process.

Board of Directors
NABI Autóbuszipari Rt.

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6, April 2005

Supplement to the invitation to the AGM of NABI Rt.

Based on the request of NABI's shareholder, The First Hungary Fund Ltd, NABI's Board of Directors added new items to the agenda of the Annual General Meeting of shareholders.

The Board of Directors of NABI Bus Industries Rt. (45. Újszász u., 1165 Budapest) convened the Company's annual general meeting of shareholders (AGM) for 10:00 a.m. on April 29, 2005.
The Company's Board of Directors hereby informs its honorable shareholders that based on the request of a shareholder, submitted in accordance with section 230 (1) of the Companies Act, that in compliance with its obligation determined by § 231 of the Companies Act it had added to the agenda of the AGM the following items:

1. Amendment of the articles of association in relation to the term of appointment of the members of the Board of Directors (section 15.1) and the Supervisory Board (section 18.1) and the election of the existing members of these boards to their current positions from May 1, 2005 to May 31, 2005.
2. Decision on the indemnification of members of the Board of Directors.
3. Amendment of the articles of association in relation to the provisions on independent directors.

The election of the board members for a month ensures the operation of the company for the event that there were a suspension. The numbering of Items from 1 to 8 as in the announcement published on March 24, 2005 will change to 4 to 11 respectively but the agenda remains unchanged in every other respect.

The Board of Directors of NABI Bus Industries Rt.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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Declaration on Corporate Governance Practices

8. April 2005

Declaration on Corporate Governance Practices

The Board of Directors of NABI Bus Industries Rt (the "Company") in its resolution 13/2005 provides the following information on behalf of the Company in connection with the Corporate Governance Recommendations of the Budapest Stock Exchange:

1. to Section 1.1.2 of the Recommendations:
The mission of the Board of Directors covers matters set forth in this Section. - **Yes**
The Board of Directors established its Charter. - **Yes**

2. to Section 1.2.2 of the Recommendations:
The Supervisory Board established its Charter and work schedule. - **Yes**

3. to Section 1.3.2 of the Recommendations:
Minutes have been *prepared* on meetings of the Board of Directors and the Supervisory Board, respectively, and resolutions had been properly administered. - **Yes**

4. to Section 1.6.1. and Section 2.1.6 of the Recommendations:
The Board of Directors has prepared the guidelines regarding the evaluation and remuneration of the management. - **No, it is under construction.**

The Board of Directors has published the guidelines regarding the evaluation and remuneration of the management. - **No, it is not ready yet.**

5. to Section 1.7. of the Recommendations:
An independent internal audit department (independent internal control) functions at the Company. - **No, the Internal Auditor reports to the Management, because she handles operational issues and this process proved to be more effective this way.**

The independent audit department has an auditing plan approved by the Board of Directors or the *Supervisory Board*. - **No, the tasks of the Internal Auditor are defined by the Finance Director/Deputy CEO, because these are operation related issues.**

6. to Section 1.10. of the Recommendations:
The shareholders' meeting and the Supervisory Board have been informed about the fact that the outside audit firm of the Company received a material assignment in addition to the audit. - **There**

are no material assignments.

7. to Section 2.1.1. of the Recommendations:
The guidelines for disclosures have been prepared by the Company. - **Yes**

8. to Section 2.1.4. of the Recommendations:
The Board of Directors published its actual business strategy.
- No. Earlier strategies were published on the Company's web-site. The Company's recent strategy has not been finalized because of the restructuring currently in progress.

9. to Section 2.1.6. of the Recommendations:
The Company published in accordance with Section 2.1.6 of the Recommendations the information relating to the career of the members of the Board of Directors, the Supervisory Board and executive management. - **Yes, after the AGM on which the Directors and Supervisory Board members were elected or when Managers were hired. This information was published on the www.nabi.hu homepage.**

10. to Section 2.1.7. of the Recommendations:
The Company published in accordance with Section 2.1.7 of the Recommendations its risk management guidelines. - **No, NABI hasn't published the risk management guidelines. The Board handles these issues as the need arises. The Management follows detailed internal written rules governing the financial and operational processes. These rules were set up in accordance with the relevant laws and regulations as well as the ISO 9001 and ISO 14001 standards.**

11. to Section 2.1.9 of the Recommendations:
The Company published its guidelines on insider dealings. - **No, there are no specific guidelines for insider dealings at the Company. The relevant laws and regulations are being followed.**

12. to Section 2.1.10. of the Recommendations:
The Board of Directors published in accordance with Section 2.1.10 of the Recommendations information regarding the relationships of the directors and members of the management with third parties. - **Yes, after the AGM on which the directors and supervisory board members were elected or when managers were hired. This information was published on the www.nabi.hu homepage.**

Information and other notes:

1. to Section 1.3.1. of the Recommendations:
The Board of Directors held with **100 %** average participation ratio **12** meetings in the business year of 2004.

The Supervisory *Board* held with **100%** average participation ratio 4 meetings in the business year of 2004

2. to Section 1.5.2. of the Recommendations:
The ratio of the independent directors compared to the total number of directors: **33%** independent.

3. to Section 1.5.5. of the Recommendations:
The ratio of the independent Supervisory Board members to the total number of Supervisory Board members: **75%** independent

4. to Section 1.8. of the Recommendations:
At the **Company the Audit & Budget Committee** of the Board had **4** meetings and the **Remuneration & Nomination Committee** of the Board had **2** meetings in the business year of 2004.

5. to Section 3.1.4. of the Recommendations:
In preparing and holding the shareholders' meeting at the Company the relevant recommendations on preparation and holding of shareholders' meeting had been taken into account in the business year of 2004 - **Yes**

6. The Company established a Corporate Governance Code:
- No

7. The Company established a Code of Ethics:
- No

8. The function of the Chief Executive Officer and the Chairman of the Board of Directors is fulfilled by the same person:
- No

The Board of Directors of NABI Bus Industries Rt.

- END -

For further information:
The Recommendations are available on www.bse.hu hompage.
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

Q1 2005 bus sales performance and new bus sales of NABI

12. April 2005

Q1 2005 bus sales performance and new bus sales of NABI

In the first quarter of 2005, the NABI Group delivered 272 buses to its customers. NABI received firm orders worth US$34.1 million in the USA.

Number of Bus Deliveries According to Market and Type

Market	Bus Type	2005 Q1	2004 Q1	2003 Q1
USA	30-foot (medium duty)	0	0	12
	35/40-foot (heavy duty)	102	137	144
	60-foot (heavy duty)	17	38	0
	40/45-foot CompoBus®	18	12	3
USA Market Total:		**137**	**187**	**159**
United Kingdom	Single deck under 7.5t	19	15	34
	Single deck over 7.5t	112	82	75
	Double deck over 7.5t	0	0	9
UK Market Total:		**131**	**97**	**118**
HU Market Total	Single deck over 7.5t	4	0	0
Grand Total:		**272**	**284**	**277**

The US transit bus market continued to struggle with state fund issues. In the first quarter, NABI has completed delivery of the 60-foot diesel articulated buses to CTA and continued to deliver 45-foot CNG CompoBuses to the Los Angeles Transit Authority (LA MTA) in addition to filling other optional steel bus orders for Pace and LA MTA.

The Company is focusing on the development and marketing of higher added value

products, such as the 60-BRT new articulated model. After successful completion of the mandatory endurance (Altoona) testing of the 60-BRT, delivery starts to LA MTA this month.

UK sales were up 35% compared to the same period in 2004. In the UK 10-13-tonne gross weight segment, Optare won a 46% market share during Q1 with its Solo range. This compares with 29% in 2004. Ongoing demand for the Solo remains strong with a current order book for further 280 vehicles secured. During Q1, the first deliveries of 7 Optare Solos were made in Denmark as part of Optare's expansion into European export markets. In the UK over-15-tonne gross weight segment, Optare captured a 5% market share during Q1 as its new Tempo model entered service. Overall, the UK bus market remains buoyant.

In Hungary, the market remained flat and NABI sold 4 units of forty-foot buses in the 1st Quarter.


Distribution of Bus Sales
Number of Buses Sold
450
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004
2005
USA
UK
HU

As of March 31 2005, NABI has received fixed orders from customers in the USA for 375 buses and approximately 1698 buses could be ordered under options.

New Orders in April

Greater Cleveland Regional Transit Authority (RTA) exercised options for 92 Model 40-LFW buses from NABI. The Company will deliver these clean-diesel buses over the next two years for a total contract value of $29.9 million.

NABI has also been awarded a $4.2 million contract with the Los Angeles Board of Airport Commissioners for the purchase of 6, 60-foot low-floor CNG buses (Model 60-BRT). An option for 6 additional 60-foot low-floor CNG buses was also approved, representing an additional $4.2 million purchase expected to be exercised in fiscal year 2006. The new higher-capacity airfield buses are needed to accommodate new aircraft that will begin service at LAX (Los Angeles International Airport) next fall.

- END -

For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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14. April 2005

Proposals for the NABI AGM

NABI Rt. published the currently available proposals for its AGM to be held on April 29, 2005. The proposals and their appendices will be available at NABI's Headquarters or can be downloaded from the www.nabi.hu Download Center and the www.bse.hu sites.

http://www.nabi.hu/en/download_center

http://www.bse.hu Budapest Stock Exchange

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29. April 2005

One-day walkout at NABI Rt.'s Budapest factory

NABI BUS INDUSTRIES RT.

In spite of ongoing negotiations with regard to 2005 wage levels, the Union of Bus Manufacturers called for the blue-collar workers at NABI Rt.'s Budapest factory to strike on 29 April, 2005.

On April 29, 2005, NABI Rt. employed a total of 545 people and 124 participated in the strike.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

Investor relations

- Senior Management
- Stock quotes
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- News releases
- Shareholder structure
- Capital increases, acquisitions
- Dividend policy
- Financial information
- Presentations
- Events and disclosure calendar
- Corporate documents
- IR contacts

29. April 2005

Suspension and Resolutions of the Annual General Meeting of NABI Rt.

NABI Bus Industries Rt.'s Annual General Meeting of Shareholders (AGM) was held on April 29, 2005. Shareholders owning 54.54 per cent of all shares attended the meeting. For the reasons set out in the announcement by the Company dated March 24, 2005, the Board of Directors proposed the suspension of the AGM. The shareholders voted in favor of the suspension of the AGM until May 27, 2005. NABI Rt.'s 2004 audited annual report will be proposed to the continued General Meeting. Prior to its suspension, the AGM adopted the following resolutions:

Resolution of the AGM No. 1/2005. (IV.29.)

"The AGM approved unanimously to amend Sections 15.1 and 18.1 of the Articles of Association as follows:

15.1. The Board of Directors shall consist of 5 to 7 members, at least one of whom shall be designated as an Independent Director, who shall qualify as such under Section 15.2 below. Members of the Board of Directors are elected by the General Meeting for a term not to exceed three years. When electing the Board of Directors members the General Meeting shall name the person(s) who will act as Independent Director(s). Members of the Board of Directors may be re-elected following expiry of their term. The term of a member of the Board of Directors who was appointed by an interim election shall cease upon the expiry of the term of the other Board of Directors members.

18.1. The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term not to exceed three years. The term of a member of the Supervisory Board elected as a member of the Supervisory Board through an interim election shall be extended to the date of expiry of the term of the members of the Supervisory Board.

Resolution of the AGM No. 2/2005. (IV.29.)

"The AGM approved unanimously to re-elect Mr. Martin Michael Adams to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 3/2005. (IV.29.)

"The AGM approved with 2,511,010 votes for and with 11,500 abstentions to re-elect Mr. András Rácz to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 4/2005. (IV.29.)

"The AGM approved unanimously to re-elect Mr. Gijsbert Karel van der Mandele to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 5/2005. (IV.29.)

"The AGM approved unanimously to re-elect Mr. Tamás Felsen to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 6/2005. (IV.29.)

"The AGM approved unanimously to re-elect Mr. Mark Pejacsevich to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 7/2005. (IV.29.)

"The AGM *approved unanimously to re-elect Mr. Russell Richardson* to his current position as member of the Board of Directors from 1 May 2005 to 31 May 2005."

Resolution of the AGM No. 8/2005. (IV.29.)

"The AGM approved unanimously that the indemnities granted to the members of the Board of Directors pursuant to Resolutions 13/2004 (27. 04.) and 14/2004 (27. 04.) of the General Meeting shall survive the re-election of the Board of Directors pursuant to resolutions 2-7/2005 (29. 04.) and shall continue to apply for the extended term of their appointments."

Resolution of the AGM No. 9/2005. (IV.29.)

"The AGM approved unanimously to re-elect Lajos Kenyeres to his current position as member of the Supervisory Board from 1 May 2005 to 31 May 2005".

Resolution of the AGM No. 10/2005. (IV.29.)

"The AGM approved unanimously to re-elect László Blága to his current position as member of the Supervisory Board from 1 May 2005 to 31 May 2005".

Resolution of the AGM No. 11/2005. (IV.29.)

"The AGM approved unanimously to re-elect János Kálmán to his current position as member of the Supervisory Board from 1 May 2005 to 31 May 2005".

Resolution of the AGM No. 12/2005. (IV.29.)

"The AGM approved unanimously to re-elect Charles A. Huebner to his current position as member of the Supervisory Board from 1 May 2005 to 31 May 2005".

Resolution of the AGM No. 13/2005. (IV.29.)

"The AGM approved unanimously to elect István Lauf, nominated by the Workers' Council, as member of the Supervisory Board from 1 May 2005 to 31 May 2005".

Resolution of the AGM No. 14/2005. (IV.29.)

"The AGM approved unanimously the proposal on the suspension of the General Meeting. The date and time for the continued General Meeting is May 27, 2005, 10 a.m. The place of the continued General Meeting is Hotel Novotel Budapest Centrum, Palace Room, 1088 Budapest, Rákóczi út 43-45.

Those shareholders have the right to attend and vote at the continued General Meeting, who qualify as owners of NABI Rt.'s shares on the effective day of the process for verifying the shareholders and their holdings that takes place before the continued General Meeting, and who request to be registered for the continued General Meeting from the keeper of the register of shares, as set forth in the Articles.

- END -

For more information:
András Bodor, Corporate Affairs Director
Phone: +36.1.401.7100, Fax: +36.1.407.2931, e-mail: bodor.andras@nabi.hu

2. May 2005

Settlement with the Union

The management of NABI Rt. and the Union of Bus Manufacturers have reached a settlement regarding the 2005 wage levels of NABI Rt.'s employees.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

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NABI BUS INDUSTRIES RT.

Investor relations

- Senior Management
- Stock quotes
- Analysts
- News releases
- Shareholder structure
- Capital increases, acquisitions
- Dividend policy
- Financial information
- Presentations
- Events and disclosure calendar
- Corporate documents
- IR contacts

23. May 2005

Miami-Dade Transit buys 115 more NABI buses

North American Bus Industries, Inc. (NABI) recently received a notice to proceed from Miami-Dade Transit (MDT) to exercise options for an additional 115 Model 40-LFW transit buses. This order will be the eighth lot of buses pursuant to a contract signed with MTD in June 2001. This Lot 8 will be delivered in three phases - the first phase buses to be delivered in late 2005, with the remaining two phases of Lot 8 to be delivered in 2006.

These buses will be outfitted with Cummins ISM engines which do not require a diesel particulate filter (DPM) and also do not require the use of ultra-low sulfur diesel fuel - resulting in a reduction in Miami's fuel costs. In addition, these buses will sport MDT's new bright silver paint scheme.

North American Bus Industries, Inc. has supplied over 50% of the transit buses currently operated by Miami-Dade - truly the backbone of Miami's bus operation.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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NABI BUS INDUSTRIES RT.

26. May 2005

NABI reached agreement with its Financiers

NABI Autóbuszipari Rt. (NABI Rt.) announces that it has reached agreement in principle with its financiers with regard to the restructuring of approximately US$103 million of short term debt and other banking facilities. Under the agreement in principle, the financiers have agreed to reduce their debt to US$60 million, with a portion of such reduction converted to equity in the form of the financiers acquiring a 90% equity interest in NABI Inc. (NABI Rt.'s main operating subsidiary) and up to a 33% equity interest in NABI Rt. The reduced debt will be classified as long term and have maturities ranging from 5 to 8 years. All warrants formerly issued by NABI Rt. to the financiers will be cancelled as part of the restructuring.

Pursuant to their conversion of debt to equity the financiers will have the right to nominate candidates for up to a third of the Board of Directors of NABI Rt. and appoint all but one Director of NABI Inc. NABI Rt. will continue to appoint one Director to the Board of NABI Inc.

On completion of the restructuring, NABI Inc. will be the sole borrower of US$60.0 million reduced debt. NABI Rt will be free of debt, but will guarantee repayment of up to US$6.5 million of the debt of NABI Inc. secured by a first lien on all of NABI Rt.'s real estate assets.

Given the separation in the majority ownership of NABI Rt. and NABI Inc., the companies will enter into an arm's length supply agreement to ensure the continued supply of steel shells, chassis, parts and service from Hungary to the US business.

The mechanics for the implementation of the restructuring will be disclosed in due course and further details of the agreements will be provided in NABI Rt.'s annual report and audited financial statements.

The financiers support the continuing efforts by NABI Rt. to sell assets and businesses, the proceeds of which will be used to continue to reduce debt as quickly as practicable. NABI Rt. will also continue to restructure its operations with a view to improving efficiency and productivity and ensuring the long term prospects of manufacturing steel buses. Resulting from these continuing efforts, NABI Rt. announces that it has entered into negotiations that may or may not lead to an offer or offers being made for certain or substantially all of NABI Rt.'s and NABI Inc.'s assets and businesses in Hungary, US and/or UK. NABI Rt. will make further announcements on these efforts in due course.

Coincident with the restructuring, J. Daniel Garrett, NABI Rt.'s Chief Financial Officer and NABI Inc.'s interim Chief Executive Officer has resigned, effective 30 June 2005. Mr. Garrett's responsibilities will be assumed by NABI Rt. Chief Executive Officer and President, Andy Racz and a Director of the Board of both NABI Rt. and NABI Inc., Russell Richardson, with assistance from the company's advisers, Conway Del Genio Gries & Co., LLC.

- END -

For more information:
Andras Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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Resolutions of the Continued General Meeting of NABI Rt.

30. May 2005

Resolutions of the Continued General Meeting of NABI Rt.

NABI Bus Industries Rt.'s continued General Meeting of Shareholders was held on May 27, 2005. Shareholders owning 58 per cent of all shares attended the AGM. The AGM adopted the following resolutions:

Resolution No. 15/2005. (V. 27.):
"The General Meeting unanimously acknowledges the report of the Supervisory Board and the independent auditor on the report of the Board of Directors for 2004, the standalone and consolidated financial statements and on the loss accounting for 2004."

Resolution No. 16/2005. (V. 27.):
"A The General Meeting unanimously approves the Business Report of the Board of Directors for 2004."

Resolution No. 17/2005. (V. 27.):
"In the knowledge of the report of the Supervisory Board and the Auditor the General Meeting unanimously approves

a) the standalone financial statements according to Hungarian Accounting Standards with balance sheet total of HUF 9,582,097 thousand and after-tax loss of HUF 11,664,720 thousand.
b) the consolidated financial statements according to Hungarian Accounting Standards with balance sheet total of HUF 41,323,257 thousand and after-tax loss of HUF 9,971,471 thousand, and
c) the consolidated financial statements according to US GAAP with balance sheet total of USD 229,100 thousand and after-tax loss of USD 65,611 thousand

for the business year ending on 31 December 2004."

Resolution No. 18/2005. (V. 27.)
"The General Meeting unanimously requires that the company's

a) after-tax loss of HUF 11,664,720 thousand according to the non-consolidated financial statements according to Hungarian Accounting Standards;
b) after-tax loss of HUF 9,971,471 thousand according to the consolidated financial statements according to Hungarian Accounting Standards;

c) after-tax loss of USD 65,611 thousand according to consolidated financial statements according to USD GAAP

for the business year ending on 31 December 2004 be transferred into the profit reserve and accrued for tax purposes for 5 years in the Hungarian standalone report."

Resolution No. 19/2005. (V. 27.):
"The General Meeting unanimously approves to amend clause 4 of the Articles listing the scope of activities of the Company in accordance with the classification based on TEÁOR '03.

'25.24 Manufacture of other plastic products
28.11 Manufacture of metals
28.51 Metal finishing
50.20 Repair of vehicles
74.20 Engineering activities, advising
74.30 Technical examination, analysis.'"

Resolution No. 20/2005. (V. 27.):
"The Board of Directors unanimously approves to amend clause 8.6 of the Articles, as well as extends the Articles with new clauses 8.7 and 9 (o). Accordingly, clause 9 (o) is modified to clause 9 (p). In addition, the Board of Directors amends the first and second sentences of clause 13.5 of the Articles as follows:

'8.6. The shareholders of the Company -firstly the shareholders belonging to a share series identical to that one to be issued hereunder - followed by owners of convertible bonds and lastly the owners of bonds with subscription rights, in this order -, shall have the right to purchase a number of shares equal to their pro rata interest in the share capital of the Company in the event of a capital increase by cash contribution of the Company, whether such capital increase is a public offering (the "Preferential Rights") or a private placement (the "Participation Rights" and, together with the Preferential Rights, the "Priority Rights").

Only shareholders on record in the Register of Shares at the time of Notice, as defined below, and at the time of exercise of Priority Rights, shall be entitled to exercise their Priority Rights. The determination of such shareholders' pro rata rights shall be based on the total nominal value of shares owned by each shareholder as recorded in the Company's Register of Shares at the date of Notice, as defined below.

In connection with a capital increase effected by means of a private placement or a public offering, the exercise of the shareholders' Priority Rights shall be subject to the following procedural rules:

the Board of Directors shall notify shareholders of a capital increase effected by means of a private placement, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the

"Participation Rights Notice"). The Participation Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum of 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Participation Rights, *including* a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

the Board of Directors shall notify shareholders of the capital increase effected by means of a public offering, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Preferential Rights Notice" and, together with the Participation Rights Notice, the "Notice"). The Preferential Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum of 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Priority Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

Upon the request of the shareholder or bond owner by email, the Company shall inform such person by email of the terms of exercise of the Priority Rights.

Shareholders or bond owners interested in exercising their Priority Rights shall declare in writing their intention to do so under the terms and within the deadline set forth in the applicable Notice ("Declaration of Intent").

The Declaration of Intent shall include the type, class, series, nominal value, number and issue price of the shares to be subscribed, as well as the irrevocable undertaking of the shareholder or bond owner to subscribe such number of shares defined in the Declaration of Intent, and to pay the issue price of such shares as specified in the resolution of the shareholders' meeting.

Any shareholder not providing his or her Declaration of Intent, if required pursuant to paragraph (d) above within the deadline set forth in the applicable Notice shall be deemed to have waived his or her Priority Rights in connection with the notified capital increase.

The Priority Rights of a shareholder or a bond owner - with respect to the subscription order specified above - may be exercised pro rata based on the number of shares owned by such shareholder or bond owner (a bond owner may exercise its Priority Right in proportion to the number of shares it received upon the conversion of the convertible bonds or, in the event of bonds with a subscription right, the exercise of such subscription right is in proportion to the number of shares that would be created as a result of the simultaneous exercise of the rights attached to all convertible bonds and bonds with a subscription right, including those shares which have already been issued). If the exercise of Priority Rights results in a situation where the distribution of the shares would result in a fractional number, the number of shares to be acquired by the shareholder shall be rounded down to the nearest whole number of shares providing that if any of the shareholders would be entitled to less than one share based on the number of shares it owns, then such shareholder shall not receive any shares based on such distribution procedure). The remaining

shares shall be divided so that those shareholders of the Company - being affected by the subscription order and having exercised their pre-emption rights - who received less or no shares due to the rounding procedure shall be ranked based on the total nominal value of their shares, so that the first in line will be such shareholder who owns the least shares in terms of value, while the bigger shareholders will be at the end of such line. The shareholders shall receive the shares - one by one, in this order - as long as the shares issued for subscription to the beneficiaries exercising their Priority Rights last.

8.7 The general meeting of the Company - upon the written proposal of the Board - may exclude the exercise of the Priority Rights with a voting majority set forth in 13.5. The general meeting shall discuss the proposal on the exclusion of the exercise of Priority Rights together with the proposal on the capital increase (except for the capital increase by the Board), but shall resolve on these issues separately. The proposal of the Board on the exclusion of the exercise of Priority Rights shall include the following:

(a) reason for the capital increase;
(b) proposed nominal- and issue values of the shares to be issued through the capital increase;
(c) detailed reasoning of exclusion of the exercise of the Priority Rights, including the advantages for the Company as a result of the exclusion;
(d) in the event of a private placement, the introduction of person(s) being authorized to take over the shares; and
(e) modification of voting rights, following the capital increase, of the shareholders existing before the capital increase.

The Board shall publish its proposal hereunder for the Company's shareholders a minimum of 15 days before the date of such general meeting deciding on the exclusion of the exercise of the Priority Rights.

9.
(o) decision on the exclusion of the exercise of Priority Rights;

13.5 The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections 9(a), (b), (c), (i), (l), (m) and (o) while on other matters it shall adopt resolutions by a simple majority of votes cast. The General Meeting may only approve any resolution which may result in the de-listing of the shares of the Company from the BSE (Section 9 (m)) -including any de-listing of the series of shares as a sanction - if a delisting offer was made under the BSE Listing Rules, or a de-listing offer was undertaken, provided that the BSE Listing Rules require that such an offer be made for the de-listing of the shares.'"

Resolution No. 21/2005. (V. 27.):
"The General Meeting unanimously approves to extend clause 17.1 of the Articles with new sub-clauses (m) and (o). Accordingly, the numbering of the clause 17.1 (m)-(r) is modified to 17.1 (o)-(t):

'(m) decision on (with the preliminary approval of the Supervisory Board) the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;

(n) decision on the payment of advance dividend;'

Based on the foregoing, the Board of Directors amends clauses 9 (a), (f) and (j) as follows:

'(a) decision on the establishment of and amendment to these Articles, unless otherwise provided by the Companies Act;

(f) decision to pay interim dividends, unless otherwise provided by the Companies Act;

(j) decision on the issue of convertible bonds or bonds with subscription rights, unless otherwise provided by the Companies Act'

The Board of Directors extends clause 19.1 of the Articles with a new sub-clause (c). Accordingly, the numbering of clauses 19.1 (c)-(d) is modified to clauses 19.1 (d)-(e):

'(c) preliminarily approving the decision of the Board on the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;'"

Resolution No. 22/2005. (V. 27.):
"The General Meeting unanimously approves to delete the fourth sentence of clause 17.2 of the Articles: 'The Board of Directors must approve any resolution to increase the registered capital by at least a four-fifths qualified majority'."

Resolution No. 23/2005. (V.27.):
"The General Meeting unanimously approves to amend the second sentence of clause 12.2 of the Articles as follows:

'The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act, and the reports of the Board of Directors and the Supervisory Board shall be published either in the invitation for the Annual General Meeting, or in a separate publication to be published at least 15 days before the date of the Annual General Meeting.'"

Resolution No. 24/2005. (V. 27.):
"The General Meeting unanimously approves to amend clause 25 of the Articles as follows:

'25. Within four (4) months from the end of each business year financial statements (balance sheet, profit and loss statement and cash-flow statement) must be drawn up both in English and Hungarian in accordance with Hungarian accounting laws (both consolidated and unconsolidated) and, if prescribed by applicable law or the rules of a stock exchange where the Company's shares are listed, the International Financial Reporting Standards ("IFRS") (consolidated). In addition, the Company shall prepare quarterly consolidated financial statements in accordance with IFRS. The Company shall also prepare the relevant reports required by the Capital Markets Act and such interim financial statements as are required by any stock exchange on which its shares are listed.'"

Resolution No. 25/2005. (V. 27.):
"The General Meeting unanimously approves to amend the first sentence of clause 15.1 of the Articles as follows:

'The Board of Directors shall consist of 3 to 7 members.'"

Resolution No. 26/2005. (V. 27.):
"The General Meeting unanimously approves to delete the last sentences of clauses 15.1 and 18.1 of the Articles, respectively."

Resolution No. 27/2005. (V. 27.):
"The General Meeting unanimously approves to amend clause 22(a) of the Articles as follows:

'the Chairman of the Board of Directors and the Chief Executive Officer (provided that the Chief Executive Officer is a member of the Board) individually;'"

Resolution No. 28/2005. (V. 27.):
"The General Meeting unanimously approves to amend clause 27 of the Articles with the following new first sentence:

'A dividend may be in the form of a cash or a non-cash contribution.'"

Resolution No. 29/2005. (V. 27.):
"The General Meeting unanimously approves to amend clause 13.3 of the Articles as follows:

'13.3 Those shareholders whose names are listed in the Register of Shares on the turning day, which should fall on the fifth exchange day, of process for verifying the shareholders and their holdings that is taken place before the General Meeting, and possess the shares representing the voting rights, or possess the appropriate securities account extract or certificate of deposit, as determined in section 7.4 shall have the right to attend the General Meeting and to vote.'"

The General Meeting extends the Articles with the following new clause 28:

'28. The Company does not divide the dividend that is payable on treasury shares among the Company's shareholders being entitled to *dividend*, but leaves such dividend in its profit reserve.'

Based on the foregoing, the General Meeting modifies the numbering of clause 28 to clause 29, and further amends such clause as follows:

'29. The commencement *date* of the *payment* of *dividend* shall be the 21st business day following the Annual General Meeting declaring the dividend, except if the General Meeting decides on a later commencement date or dates.. At least *ten business days must pass* between the first publication by the Company specifying the amount of dividend payable per share and the first day of payment of dividend by the Company.'"

Resolution No. 30/2005. (V. 27.):
"The General Meeting unanimously resolves to amend Sections 15, 16 and 18 of the Articles of Association by replacing them with the following:

'Members of the Board of Directors

15.1 The Board of Directors shall consist of 3 to 7 members, at least one of whom shall be designated as independent director ("Independent Director"), who shall qualify as such under Section 15.2 below. Members of the Board of Directors are elected by the General Meeting for a term not to exceed three-years. Each person nominated to be a member of the Board of Directors shall declare, by the acceptance of his/her nomination, at the latest, in writing or in a form recorded in the minutes of the general meeting that he/she is qualified as independent under the rules set forth below.

Members of the Board of Directors *may be re-elected* following expiry of their term.

15.2 A member of the Board of Directors shall be qualified as an Independent Director if he/she is not (i) an employee (including employment and permanent mandate relationships) of the Company or any Subsidiary of the Company (Subsidiary shall have the meaning as defined in subsection 2 of section 3 (2) of Act C of 2000 on accounting); and/or (ii) a close relative of any such person.

15.3 The Board of Directors shall *elect* its *Chairman from among* its members by simple majority of the members of the Board of Directors.

16. Rules of the Board of Directors

16.1 The Board of Directors shall establish its own rules of procedure in accordance with the provisions of these Articles ("Rules of Procedure"). The Board of Directors shall have a quorum if the majority of the *members* of the Board of Directors is present. In the event the Board of Directors is to discuss matters which are subject to the affirmative vote of the Independent Director as set out in

Section 16.4 below, the Board of Directors shall also have a quorum if the Independent Director was properly notified of the meeting or other method of discussing the subject matter (as described in this Section 16) at an address, telephone and telefax number provided by the Independent Director to the Board of Directors in accordance with the Rules of Procedure, but the Independent Director was not participating, for whatever reason and notwithstanding his/her being properly notified, at the meeting and did not participate in any other method of discussion of the subject matter.

The Rules of Procedure must stipulate that the documents necessary for the decision of the Board of Directors must be sent to each member of the Board of Directors at least 3 business days prior to the meeting of the Board of Directors, unless an agreement to the contrary is reached with a particular member of the Board of Directors.

16.2 The Chairman or any two members of the Board of Directors shall be entitled to convene a meeting of the Board of Directors. The relevant announcement and the agenda must reach those concerned at least 8 days prior to the proposed date of meeting, unless the Rules of Procedure provide otherwise. The Board of Directors is entitled to adopt a written resolution upon the proposal of the Chairman or any other two members of the Board of Directors in writing without the necessity to convene a meeting. The Board of Directors may also discuss matters and bring a decision over the telephone in accordance with the Rules of Procedure. The provisions regarding the quorum of the Board of Directors as set out in Section 16.1 shall also apply to any such alternative decision making procedure and the detailed rules of this procedure shall be regulated by the Rules of Procedure. Board of Directors meetings shall be held at minimum once every three months.

16.3 The Chairman of the Board of Directors shall convene and chair the meetings of the Board of Directors, assign the person who keeps minutes of the meeting, order voting, announce the results and perform all other duties prescribed by the Rules of Procedure.

16.4 The Board of Directors shall adopt resolutions by simple majority. The affirmative vote of at least one Independent Director is required (i) to approve related party transactions as defined below, and (ii) for any recommendation to the General Meeting regarding the modification of the provisions of these Articles relating to the Independent Director, except if the Independent Director (s) were properly notified in accordance with Section 16.1, but he/she did not participate in the decision making process for whatever reasons and notwithstanding his/her being properly notified. In case of a tie vote, the vote of the Chairman shall decide.

If a member of the Board of Directors is personally or directly or indirectly through a business or investment, is interested, or foreseeable biased in the outcome of a matter he/she shall not be entitled to vote in connection with that matter.

For the purpose of these Articles a "related party transaction" means a transaction (i) between the Company and any significant shareholder of the Company (as defined below); or (ii) between the Company and any Associated Person in relation to a significant shareholder of the Company. For the purposes of these Articles, a "significant shareholder" means a person who has an influence in the Company exceeding 10%.

The Board of Directors shall make sure that any transaction to be entered into between the Company and any of its shareholders or between the Company and its or its shareholders' Associated Persons contains arms length conditions and is performed on such basis.

16.5. For the purposes of these Articles "Associated Person" means, in case of an individual, the close relatives of the individual, as defined in Section 685 b of the Civil Code or any person or persons who, pursuant to an agreement or understanding (whether formal or informal) actively cooperate with the individual through the holding or acquisition by any of them of shares in the Company to obtain or consolidate control of the Company.

For the purposes of these Articles "Associated Person" means in case of a body corporate (including any legal person, entity or a company without legal personality; hereinafter: "entity") such person or entity,

(i) who/which is deemed to be a related enterprise pursuant to section 4 (23) of Act LXXXI of 1996 on corporate and dividend taxes; or

(ii) who is the senior officer of such entity which qualifies as an Associated Person pursuant to section 16 (5) (i) above; or

(iii) who/which, pursuant to an agreement or understanding (whether formal or informal), actively co-operates with the body corporate through the holding or acquisition by any of them of shares in the Company to obtain or consolidate, control of the Company.

16.6 The Independent Director, within 15 days from the date it receives the written request, shall examine any corporate or business issue if shareholders representing at least one-tenth of the votes of the Company so request. The Independent Director shall have the right to conduct such examination at his or her initiative at any time. Within this authorization, the Independent Director shall have the right to investigate the records of the Company and prepare interviews with members of the Board of Directors, the Supervisory Board and the Auditor and any employee of the Company and the members of the Board of Directors shall use their best efforts in giving their support to the Independent Director in this procedure. The results of the investigation shall be submitted in the form of a report to the Board of Directors. The Board of Directors shall make a decision or statement whichever is appropriate about the submitted report within 30 days from the date it receives the report. Only such part of the report may be disclosed to the Company's shareholders, which is not qualified as a business secret by the Board of Directors.

The Independent Director shall be entitled to report to the General Meeting on any matters, which he or she considers should be brought to the attention of shareholders, except if such matter is qualified as a business secret by the Board of Directors.

16.7 The Board of Directors shall decide on the appointment and dismissal of the Chief Executive Officer of the Company and shall exercise the employer's rights over the Chief Executive Officer. The

Chief Executive Officer shall have the right to exercise the employer's rights based on the authorization of the Board of Directors, which right may be transferred to certain other employees of the Company subject to the restrictions and in accordance with the provisions of the Organizational and Operational Rules of the Company.

[Section 17 intentionally omitted from resolution.]

18. Members of the Supervisory Board

18.1 The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term not to exceed three years.

18.2 The Supervisory Board shall elect a chairman from among its members by majority votes.

18.3 The chairman of the Supervisory Board convenes and presides over the meetings of the Supervisory Board, assigns the person who keeps the minutes of the meetings, orders voting and determines the outcome of voting.

18.4 Any member of the Supervisory Board may convene a meeting of the Supervisory Board by indicating the reason and objective, if their relevant request is not satisfied by the chairman within 8 days."

Resolution No. 31/2005. (V. 27.) :
"The General Meeting unanimously approves the following resolution

Since, due to losses, the book equity of the Company has fallen below two-thirds of its registered capital, to HUF 514,127,000 based on the 2004 audited financial statement prepared in accordance with the Hungarian accounting rules, the General Meeting decreases the Company's registered capital of HUF 4,624,600,000 (that is Four billion six hundred twenty-four million and six hundred thousand forints) by HUF 4,106,644,800, that is Four billion one hundred six million six hundred forty-four thousand and eight hundred forints). As a result of the capital decrease, the registered capital of the Company will be HUF 517,955,200, that is Five hundred seventeen million nine hundred fifty-five thousand and two hundred forints. Following the capital decrease the registered capital/book equity ratio of the Company will comply with the statutory requirement specified in section 243(1)(a) of the Companies Act.

The decrease of the registered capital is implemented, without changing the number of the registered shares, by the reduction of the nominal value of such registered shares, pursuant to which the Company withdraws the current registered shares of the Company and issues 4,624,600 registered shares having a nominal value of HUF 112, in lieu of the withdrawn registered shares. The reduction of the nominal value of the shares will be implemented by the replacement of the dematerialized share certificate placed at the central depository, following the legally binding registration of the capital decrease. In accordance with the foregoing, with the simultaneous

destruction of the registered shares having a nominal value of HUF 1,000, the central depository will create registered shares having a *nominal value of* HUF 112. Since the Company's registered shares are dematerialized, therefore the exchange of the registered shares must be carried out by the Company within thirty days following the legally binding registration of the capital decrease pursuant to section 259(2)(d) of the Companies Act.

The Company will own no treasury shares at the time of the capital decrease.

The General Meeting hereby authorizes the Board of Directors to determine in its resolution the detailed rules and conditions of the exchange of shares, and to inform the Company's shareholders thereof in a *public announcement within five* days following the legally binding registration of the capital decrease, at the latest.

Since the decrease of the registered capital of the *Company* is *carried* out in order to cover the Company's losses, therefore, the Company is not obliged to provide security for its creditors, and the Board of Directors has no related publication obligation in the Company Gazette.

Based on the above resolution, the General Meeting modifies clause 5 of the Articles as follows:

"5. Share capital of the Company:

HUF 517,955,200 (i.e. Five hundred seventeen million nine hundred fifty-five thousand and two hundred forints)."

Based on the above resolution, the General Meeting modifies the first sentence of clause 6.1 of the Articles as follows:

"6.1 The share capital consists of 4,624,600 dematerialized registered ordinary shares of HUF 112 (i.e. One hundred and twelve forints) each representing equal and identical rights."

Resolution No. 32/2005. (V. 27.):
"The General Meeting unanimously approved the new text of the Articles of Association amended by the above resolutions."

Resolution No. 33/2005. (V. 27.):
"The General Meeting approves with 2,511,500 votes for and 156,494 abstentions *to* authorize the Board of Directors in a *shareholders* resolution to increase the Company's registered capital by private placement of newly issued shares in exchange for cash or in-kind contribution pursuant to Section 245/A of the Companies Act. Under the *capital increase* the Board of Directors is entitled to the private placement (to be carried out in a single issue or in several stages) of a maximum of 2,277,78 belonging to the same series of shares currently issued by the Company, *as a result* of which the total *nominal* value of the new ordinary shares shall not exceed the 33% of the

Company's capital following the capital increase.
Whether the capital increase is in exchange for cash or in-kind contribution, the Board of Directors shall offer the newly issued shares to the lenders and noteholders (including their legal successors and permitted assignees) under the 2004 Restructuring Facilities

If, based on the resolution of the Board of Directors, the capital increase is carried out by the issuance of new shares fully or partly in exchange for cash contributions, the Board of Directors must determine the purpose of the utilization of the cash contributions provided under the capital increase (which is the reduction of the Company's debts outstanding under the 2004 Restructuring Facilities). If, based on the resolution of the Board of Directors, the capital increase is carried out by the issuance of new shares fully or partly in exchange for in-kind contribution, the Board of Directors is only entitled to accept, as in-kind contribution, the outstanding claims against the Company and Nabi Inc., as joint and several borrowers, under the 2004 Restructuring Facilities, if any of the lenders and noteholders (including the legal successor or permitted assignee of any of them) initiates the contribution as an in-kind contribution with the Board of Directors.

The authorization for the capital increase hereunder will be valid until November 30, 2005.

Under this authorization and based on the letters of intent and commitment letters from the subscribers of the newly issued shares, the Board of Directors is entitled to make all necessary resolutions, prepare, approve and execute the documents and contracts necessary for the capital increase (including but not limited to the amendment to the articles of association containing the subject matter and value of the in-kind contribution; the number and nominal value of the shares to be issued in exchange for the in-kind contribution; the name and seat of such person providing the in-kind contribution; and the name and seat (address) of the independent auditor preliminarily evaluating the value of the in-kind contribution specified in the articles of association) and shall file the documents relating to the capital increase with the relevant Court of Registration.

If the capital increase is carried out in exchange for cash contributions, the Board of Directors must ensure that the Company's shareholders can exercise their preemption rights pursuant to Section 246/A of the Companies Act.

The authorization for the capital increase hereunder does not affect the previous authorization of the Board of Directors for a capital increase specified in Section 17.2 of the Articles, and it should be considered as an additional authorization (as long as the warrants therein referred are outstanding).

Pursuant to Section 208(1) of the Companies Act, in the event of a capital increase by in-kind contribution, the Board of Directors must have the value of the in-kind contribution provided by the new shareholders reviewed by, by an independent auditor (other than the Company's current auditor)."

Resolution No. 34/2005. (V. 27.):
"The General Meeting approves with 2,656,494 votes for and 11,500 abstentions to elect András

Rácz as member of the Board of Directors for a term of three years, *from* June 1, 2005 until May 31, 2008."

Resolution No. 35/2005. (V. 27.):
"The General Meeting approves unanimously to elect Russell Richardson as *member* of the Board of Directors for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 36/2005. (V. 27.):
"The General Meeting approves unanimously to elect László Szamosy as *independent member* of the Board of Directors for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 37/2005. (V. 27.):
"The General Meeting approves unanimously to elect Zoltán Tóth as independent member of the Board of Directors for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 38/2005. (V.27.):
"The General Meeting approves with 2,511,500 votes for, 10 votes against and 156,484 abstentions to waive Company's rights pursuant to the provisions of Act CXLIV of 1997 *on* Business Associations, the Articles of Association and/or Act IV of 1959 on the Civil Code to make any *claim* for damages against Mr. András Rácz, Mr. Martin Michael Adams, Mr. Gijsbert Karel van der Mandele, Mr. Tamás Felsen, Mr. Mark Pejacsevich and/or Mr. Russell Richardson whether jointly or severally arising from the performance or non-performance of their duties as directors for the period commencing on 27 April 2004 up to 31 May 2005, including without limitation, damages for breach of applicable law, the Articles of Association of the Company, the resolutions of the General Meeting and their management obligations, but excluding those damages arising from their fraud, wilful default, bad faith or gross negligence."

Resolution No. 39/2005. (V.27.):
"The General Meeting approves with 2,511,500 votes for, and 156,494 abstentions that the Company shall release Mr. András Rácz, Mr. Russell Richardson, Mr. Zoltán Tóth and Mr. László Szamosi from any and all liability and shall compensate them for any and all damages, losses, costs, expenses, penalties, fines, fees, actions, claims, proceedings and demands (Losses) which they may suffer or incur jointly or severally in connection with the performance of their duties as members of the Board of Directors of the Company, except those Losses which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or non-performance of their duties."

Resolution No. 40/2005. (V.27.):
"The General Meeting approves with 2,511,500 votes for, and 156,494 abstentions that the Company hereby agrees not to pursue any action, claim or proceeding against Mr. András Rácz, Mr. Russell Richardson, Mr. Zoltán Tóth and Mr. László Szamosi whether individually or jointly in connection with the performance or non-performance of their duties as members of the Board of Directors of the Company except those claims which arise out of the Director's own fraud, wilful default, bad faith or gross negligence in the performance or non-performance of their duties."

Resolution No. 41/2005. (V.27.):
"The General Meeting approves with 2,500,000 votes for, and 167,994 abstentions the Company entering into Indemnification Agreements between Mr. András Rácz, Mr. Russell Richardson, Mr. Zoltán Tóth and Mr. László Szamosi and the Company."

Resolution No. 42/2005. (V. 27.):
"The General meeting unanimously elects Mr. Lajos Kenyeres as member of the Supervisory Board for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 43/2005. (V. 27.):
"The General meeting unanimously elects dr. Gabriella Kicska as member of the Supervisory Board for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 44/2005. (V. 27.):
"The General meeting unanimously elects Mr. Gijsbert Karel van der Mandele as member of the Supervisory Board for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 45/2005. (V. 27.):
"The General meeting unanimously elects dr. Zsolt Ősi as member of the Supervisory Board for a term of three years, from June 1, 2005 until May 31, 2008."

Resolution No. 46/2005. (V. 27.):
"The General Meeting unanimously approves the fee of the chairman of the Supervisory Board to be gross HUF 100,000 and the fee of each of the members of the Supervisory Board to be gross HUF 90,000 a month, effective from June 1, 2005."

Resolution No. 47/2005. (V. 27.):
The General Meeting approved with 2662424 votes for and 5570 abstentions to appoint László Kajtár (address: 11. Kovácsi u., Esztergom, 2500, auditor regirstr. No.: 000269) working for KPMG Hungaria Kft. (address: 99. Váci út, Budapest H-1139, registr. No.: 01-09-063083, auditor registr. No.: 000202) as Auditor of the Company for the three business years starting in 2005 and ending in 2007.

The General Meeting determines that the remuneration of the Auditor for 2005 is net HUF19.9 million and authorizes Péter Horváth, Chief Financial Officer to sign the contract with the auditor.

- End -

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NABI BUS INDUSTRIES RT.

2. June 2005

Correction of the Q1 2005 interim report of NABI Rt.

On page 5 of NABI Rt.'s Q1 2005 interim report released on May 13 2005, the amount of ***Accumulated income*** as of March 31 2005 is corrected to ***USD (52,957) thousand*** from the previously displayed USD (53,794) thousand. The ***change in Accumulated income*** from December 31 2004 was ***97.9%*** (instead of 98.0%), and the ***change in the Total shareholders' equity*** from December 31 2004 was ***418.0%*** (instead of 680.4%). Corrected copies of the interim report are available on the www.nabi.hu and the www.bet.hu sites.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

NABI BUS INDUSTRIES RT.

13. June 2005

NABI Rt.'s Board of Directors has elected its new Chairman

NABI Rt.'s Board of Directors has elected Russell Richardson as its Chairman on June 13, 2005. Mr. Richardson is founder and Chairman of Optare Holdings Ltd. and has over 35 years of experience in the bus industry. He has been serving on NABI Rt.'s Board of Directors since 2000.

- END -

For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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The Supervisory Board of NABI Rt. has Elected its Chairman

22. June 2005

The Supervisory Board of NABI Rt. has Elected its Chairman

The Supervisory Board of NABI Rt. has elected dr. Zsolt Ősi as its Chairman today.

Effective from June 1, 2005, the AGM of NABI Rt. elected Lajos Kenyeres, employee representative, dr. Gabriella Kicska and Gisbert van der Mandele - or dr. Zsolt Ősi if Mr. Mandele is unable to take the position - as members of NABI Rt.'s Supervisory Board. As Mr. Mandele could not accept the position, Mr. Ősi became one of the three members of the Board.

Mr. Lajos Kenyeres had also been member of the previous Supervisory Board. He has been serving on the Board as employee representative since April, 2000. Mr. Kenyeres is the Chairman of the Workers' Council at NABI Rt.

Dr. Gabriella Kicska had been practicing as attorney for Martonyi és Kajtár Baker & McKenzie Law Firm from 1995 to 2004, when she opened her own law office. She has considerable experience in domestic and international corporate legal matters.

Dr. Zsolt Ősi had been practicing as attorney for the Hungarian office of Clifford Chance, the international law firm, from 1990 to 2004. Presently, he is managing his own legal practice. He has noteworthy experience in legal matters relating to corporate financing, private equity and project financing. He is member of the Arbitration Court of the Budapest Stock Exchange.

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For further information contact
Andras Bodor Corporate Affairs Director

11. July 2005

NABI Rt.'s Member of the Board has resigned

Zoltán Tóth has resigned from NABI Rt.'s Board of Directors today due to his other business commitments.

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For further information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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13. July 2005

H1. 2005 bus sales performance of the NABI Group

In the first half of 2005, the NABI Group delivered 558 buses to its customers.

Number of Bus Deliveries According to Market and Type

Market	Bus Type	June 30 2005	June 30 2004	June 30 2003
USA	30-foot (medium duty)	0	1	12
	35/40-foot (heavy duty)	174	239	287
	60-foot (heavy duty)	48	73	1
	40/45-foot CompoBus	35	33	8
USA Market Total:		**257**	**346**	**308**
United Kingdom	Single deck under 7.5t	33	43	66
	Single deck over 7.5t	252	191	185
	Double deck over 7.5t	0	1	9
UK Market Total:		**285**	**235**	**260**
Hungary	Single deck over 7.5t	9	5	3
Other European (Optare)	Single deck over 7.5t	7	0	0
European Market Total:		**16**	**5**	**3**
Grand Total:		**558**	**586**	**571**

NABI recently completed on-schedule delivery of 30 articulated BRT buses to Los Angeles County Metropolitan Transportation Authority.

In the USA, according to APTA statistics, the number of new, full-sized (>33') heavy-duty buses delivered annually declined steadily from 2001 through 2004, with 2004 deliveries representing only approximately 52% of 2001 deliveries. Also, it presently appears that figures for 2005 are unlikely to show any significant improvement. This situation is expected due to deferral of bus purchases by transit operators as a result of Federal funding uncertainties, budgetary constraints at state levels and delayed orders while operators evaluate the technical and operational impacts of new environmental requirements for urban buses. Also APTA statistics show, bus ridership

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has declined gradually and to a lesser extent over the same period, both in terms of the numbers of passenger trips as well as the number of miles traveled. This mild ridership decline is also likely to reduced future orders and deliveries.

Notwithstanding the foregoing, over 8,000 buses in the U.S. fleet presently exceed the FTA established 12-year design life, with the fleet's average age now standing at 7.5 years (1.5 years beyond the theoretical optimum figure of 6.0 years as would be derived from the 12-year life expectancy). With the market primarily a replacement market, and because aging buses are costly to operate compared to younger ones, the data suggests that the present trend of deferral must eventually reverse, with demand and deliveries rising to correct the decline.

NABI has streamlined its bus manufacturing capacities in both Hungary and the USA as part of its overall restructuring and in line with the decline of market demand for transit buses.

NABI sold 9 units on the Hungarian market in the first half of 2005, an increase from last year's sales of the same period, however, this number remains small portion of the total Group sales volume.

In the UK, the second quarter sales volume increased by 30 vehicles (23%) over the first quarter giving Optare its strongest half-year sales performance in the company's 20-year history. The Solo has firmly established its position as the leading product in the UK midibus market with sales of the new SlimLine Solo exceeding the company's expectations. Optare has seen its UK market share increase from 12.8% to 17% (source: SMMT registrations) in the first half of 2005 with increased Solo sales and the introduction of the all new heavy weight (17 tonne) Tempo full size single deck bus which has been well received by the market. The order book stands at record levels at the half year. All divisions of the business contributed to improving profitability with record sales in the Unitec aftermarket business.


Distribution of Bus Sales
Number of Buses Sold
450
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2000
2001
2002
2003
2004
2005
USA
UK
EU

As of June 30 2005, NABI's order book contained 473 firm orders in the USA. Approximately 1,198 buses can be ordered under options.

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For further information:
András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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25. July 2005

NABI receives two orders for 80 low-floor buses

NABI Bus Industries (BSE:NABI) received two orders for 70 40-LFW and 10 60-BRT CNG-fueled transit buses. Total contract value is USD 33 million.



Foothill Transit in California, USA ordered 42 CNG 40-LFW transit buses, a contract worth approximately USD16 million. The buses will be delivered in the 4th quarter of 2006. The 42 new NABI buses will be deployed in a new, uniquely branded higher speed service with fewer stops.



Mesa's Regional Public Transportation Authority in Arizona, USA purchased two different types of NABI buses consisting of 10 60-BRT articulated buses and 28 40-LFW low-floor CNG buses. The total contract value is approximately USD 17 million. Delivery of these vehicles will be in late 2006.

- END -

For more information:
Andras Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: andras.bodor@nabi.hu

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29. July 2005

NABI sells Optare Holdings to Management Team

Yesterday, 28th July 2005, NABI completed an agreement to sell its UK subsidiary Optare Holdings, Ltd. to the Management Team lead by Robert Coombes, Managing Director and Roger Fossey, Finance Director for a total consideration of 11.8 million British pounds. The proceeds will be used to reduce the Group's debt.

The sale follows considerable interest in Optare from a number of organizations both in the UK and elsewhere; however, the MBO team were able to mount the most attractive bid.

NABI acquired Optare in early 2000 as part of a strategy of expansion beyond its core North American bus market. Sales of the Optare Solo (30-LFN) approached 170 units covering major operators, Miami-Dade Transit, American Eagle Airlines and Thrifty Car Rental, and with the Optare Excel being sold to operators in Hungary. However, insufficient synergies have been developed between the Hungarian, US and UK operations to justify retaining Optare as part of the NABI Group.

Under the terms of the sale, NABI has secured a license for the manufacture and sale of the recently launched Optare Tempo single deck bus for the Central and Eastern European markets, and entered into agreements with Optare to provide spare parts and technical services for the buses NABI supplied to customers in Hungary and the US which were originally manufactured by Optare.

Andy Racz, President and CEO of NABI said, "The sale of Optare Holdings is a further step in the Group's strategy to reduce its debt and is consistent with the Agreement we reached with our lenders in May this year."

- END -

Further information on both companies can be found at the following Internet web sites:

www.nabi.hu and www.optare.com

For further information please contact:

András Bodor, Corporate Affairs Director

NABI

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22. August 2005

NABI Rt.'s capital decrease registered

The Court registered the capital decrease of NABI Rt. on August 15, 2005.

Pursuant to resolution no. 31/2005 (V.27.) of the General Meeting, the Company's registered capital of HUF 4,624,600,000 was decreased by HUF 4,106,644,800 to HUF 517,955,200.

The decrease of the registered capital was implemented without changing the number of the registered shares, by the reduction of the nominal value of the shares from HUF 1000 to HUF 112. The reduction of the nominal value of the shares will be carried out via replacement of the dematerialized share certificate placed at the central depository, and requires no action by the shareholders of NABI Rt.

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For further information please contact:

András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 E-mail: bodor@nabi.hu

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24. August 2005

NABI Rt.'s dematerialized share replacement

NABI Rt. informs the shareholders about the replacement of its dematerialized ordinary shares with a nominal value of HUF 1000 (ISIN code HU0000052857) by dematerialized ordinary shares with a nominal value of HUF 112 (ISIN code HU0000079469).

The date of the replacement (D day) is September 2, 2005.

The turning-date (D-1 day) is September 1, 2005. Shareholders registered as of the end of the turning-date will participate in the replacement process.

As a result of the share replacement, 1 dematerialized ordinary share with a nominal value of HUF 112 will be credited on the security account in exchange for 1 dematerialized ordinary share with a nominal value of HUF 1000. The replacement will be shown on the security account as share conversion. The process requires no action by the shareholders of NABI Rt.

- END -

For further information please contact:

András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 E-mail: bodor@nabi.hu

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NABI Rt.'s dematerialized share replacement - correction

25. August 2005

NABI Rt.'s dematerialized share replacement - correction

NABI Rt. informs the shareholders that the ISIN code of its new dematerialized ordinary shares with a nominal value of HUF 112 published in the Company's news release yesterday was incorrect. The correct ISIN code is HU0000079496.

- END -

For further information please contact:

András Bodor, Corporate Affairs Director
Tel: +36-1-401-7100 E-mail: bodor@nabi.hu

NABI BUS INDUSTRIES RT.

13. September 2005

FHF distributes its NABI shares

NABI Bus Industries (BSE: NABI) announces that it has been informed that the First Hungary Fund Ltd. ("FHF") starts to distribute its NABI shares in specie to the shareholders of FHF.

FHF and its shareholders are expected to announce the changes in NABI shareholding exceeding 5% pursuant to Section 67 of Act CXX of 2001 On Capital Market.

FHF held 2,500,000 NABI shares (54.06% of the total NABI shareholding) as of August 31, 2005.

###

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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22. September 2005

Decrease in FHF shareholding

The First Hungary Fund Ltd. informed the Company of the decrease in its NABI shareholding to 37.28%.

-END-

For NABI related information contact
Andras Bodor Corporate Affairs Director
Phone: +36.1.401.7100, e-mail: andras.bodor@nabi.hu

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